UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Interim Consolidated Summary Report

<under Japanese GAAP>

for Fiscal Year Ending March 31, 2007

Date:	November 20, 2006
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Yoshihisa Harata, Chief Manager - Financial Planning Division
(Phone) +81-3-5252-4160
Date of resolution of Board of Directors with respect to the interim consolidated financial statements: Trading accounts:	November 20, 2006 Established

1. Consolidated financial data for six months ended September 30, 2006

(1) Operating results

	(in millions of yen)
	Six months ended September 30,		Fiscal year ended March 31, 2006
	2006	2005
Ordinary income	2,840,247	1,401,294	4,293,950
Change from same period in previous year	102.7%	11.4%	—
Ordinary profit	663,580	381,152	1,078,061
Change from same period in previous year	74.1%	22.8%	—
Net income	507,266	300,699	770,719
Change from same period in previous year	68.7%	75.2%	—
Net income per share (yen)	50,454.49	45,529.68	93,263.16
Net income per diluted share (yen)	49,669.82	—	89,842.27

(Reference) ex-UFJ Holdings, Inc.

Six months ended September 30, 2005
Ordinary income	1,113,760
Ordinary profit	355,247
Net income	411,057
Net income per share (yen)	79,851.45
Net income per diluted share (yen)	57,075.34

Notes:

1.	Income from investment in affiliates (Equity method):

Six months ended September 30, 2006:	(39,584) million yen
Six months ended September 30, 2005:	7,196 million yen
Fiscal year ended March 31, 2006:	15,768 million yen
<UFJ Holdings, Inc.>
Six months ended September 30, 2005:	4,474 million yen

2.	Average number of shares outstanding:

	Six months ended September 30, 2006	Six months ended September 30, 2005	(shares)	<UFJ Holdings, Inc.>	(shares)
			Fiscal year ended March 31, 2006		Six months ended September 30, 2005
Common stock	9,978,046	6,538,585	8,120,150	Common stock	5,147,781
Preferred stock-class 3	100,000	100,000	100,000	Preferred stock-class 1	3,658
Preferred stock-class 8	22,222	—	43,609	Preferred stock-class 8	200,000
Preferred stock-class 9	38,761	—	44,510	Preferred stock-class 9	150,000
Preferred stock-class 10	72,950	—	73,972	Preferred stock-class 10	150,000
Preferred stock-class 11	1	—	0	Preferred stock-class 11	5
Preferred stock-class 12	127,772	—	90,780	Preferred stock-class 12	200,000

3.	Changes in accounting policy: Please refer to the footnote on next page .

4.	The amounts presented as of September 30, 2005 are amounts from Mitsubishi-Tokyo Financial Group, Inc.

5.	The amounts presented for fiscal year ended March 31, 2006 are consist of Mitsubishi-Tokyo Financial Group, Inc. (April to September) and Mitsubishi UFJ Financial Group, Inc. (October to March).

1

(2) Financial condition

	(in millions of yen)
	Six months ended September 30,		Fiscal year ended March 31, 2006
	2006	2005
Total assets	184,735,352	115,619,705	187,046,793
Total net assets (*2)	9,659,084	5,296,081	7,727,837
Total net assets to total assets (*2)	4.2%	4.6%	4.1%
Total net assets per share (yen) (*2)	720,127.97	771,314.08	692,792.39
Risk-adjusted capital ratio (based on the standards of the Bank for International Settlements) (*3)	(preliminary)11.95%	12.01%	12.20%

(Reference) ex-UFJ Holdings, Inc.

Six months ended September 30, 2005
Total assets	78,074,507
Total net assets (*2)	1,687,677
Total net assets to total assets (*2)	2.2%
Total net assets per share (yen) (*2)	55,499.87
Risk-adjusted capital ratio (based on the standards of the Bank for International Settlements) (*2)	11.67%

Notes:

(*1)	Number of shares outstanding

	(shares)			<UFJ Holdings, Inc.>	(shares)
	September 30, 2006	September 30, 2005	March 31, 2006		September 30, 2005
Common stock	10,108,081	6,538,298	9,741,342	Common stock	5,183,378
Preferred stock-class 3	100,000	100,000	100,000	—	—
Preferred stock-class 8	17,700	—	27,000	Preferred stock-class 8	200,000
Preferred stock-class 9	—	—	79,700	Preferred stock-class 9	150,000
Preferred stock-class 10	—	—	150,000	Preferred stock-class 10	150,000
Preferred stock-class 11	1	—	1	Preferred stock-class 11	1
Preferred stock-class 12	113,200	—	175,300	Preferred stock-class 12	200,000

(*2)	In accordance with enforcement of the Company Law, “Total net assets”, “Total net assets to total assets” and “Total net assets per share” are created as new items this fiscal year. (Those figures as of September 30, 2005 and March 31, 2006 are stated with old measures). “Total net assets” is modified from “Shareholders’ equity” and existing “Shareholders’ equity” as of September 30, 2006 is 7,766,130 million yen. “Total net assets to total assets” and “Total net assets per share” are modified from “Shareholders’ equity to total assets” and “Shareholders’ equity per share”, respectively.

These modifications do not have a significant impact on MUFG’s financial statements. Please refer to next page for formulas.

(*3)	Risk-adjusted capital ratio (based on the standards of the Bank for International Settlements) is calculated in accordance with “Notice for capital ratio calculation stipulated in Article 52-25 of the Banking Law”

(3) Cash flows

	(in millions of yen)
	Six months ended September 30,		Fiscal year ended March 31, 2006
	2006	2005
Net cash provided by (used in) operating activities	(3,887,229)	2,168,858	(7,731,543)
Net cash provided by (used in) investing activities	710,646	(1,110,706)	3,847,452
Net cash provided by (used in) financing activities	(286,187)	172,701	(277,474)
Cash and cash equivalents at end of the period	2,770,796	5,505,687	6,238,548
(Reference) ex-UFJ Holdings, Inc.

Six months ended September 30, 2005
Net cash provided by operating activities	200,419
Net cash provided by investing activities	573,218
Net cash provided by (used in) financing activities	(154,096)
Cash and cash equivalents at end of the period	5,499,161

(4) Scope of consolidation and application of the equity method

Consolidated subsidiaries:	265
Non-consolidated subsidiaries accounted for under the equity method:	0
Affiliates accounted for under the equity method:	44

(5) Changes in scope of consolidation and application of the equity method

Consolidated subsidiaries:	Newly included: 24	Excluded: 7
Affiliates accounted for under the equity method:	Newly included: 5	Excluded: 3

2. Forecasted earnings for fiscal year ending March 31, 2007

(in millions of yen)
Ordinary income	Ordinary profit	Net income
5,800,000	1,500,000	870,000

Forecasted net income per share for fiscal year ending March 31, 2007 (yen):            85,312.00

2

(Reference)

Formulas for computing ratios

Net income per share

Net income - Amount not attributable to common shareholders *1
Average outstanding shares of common stock during the period *2

Net income per diluted share

Net income - Amount not attributable to common shareholders *1 + Adjustments in net income
Average outstanding shares of common stock during the period *2 + Possible conversions from convertible instruments to common stocks

Total net assets to total assets (Six months ended September 30, 2006)

Total net assets - Warrant - Minority interests	× 100
Total assets

Shareholders’ equity to total assets (Six months ended September 30, 2005 and fiscal year ended March 31, 2006)

Total shareholders’ equity	× 100
Total assets

Total net assets per share (Six months ended September 30, 2006)

Total net assets - Preferred stock and others *3
Outstanding shares of common stock at the end of the period *2

Shareholders’ equity per share (Six months ended September 30, 2005 and fiscal year ended March 31, 2006)

Total shareholders’ equity - Preferred stock and others *4
Outstanding shares of common stock at the end of the period *2

Net income per share (forecast)

Net income (forecast) - Total dividends on preferred stock (forecast)
Outstanding shares of common stock at the end of the period *2

*1	dividends on preferred stock and others
*2	excluding treasury stock and stocks held by subsidiaries and affiliates
*3	outstanding preferred stock, dividends on preferred stock, warrants, minority interests and others
*4	outstanding preferred stock, dividends on preferred stock and others

This financial summary report and the accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and the group as a whole (the “forward-looking statements”). The forward-looking statements include the company’s current estimations, forecasts, views, targets and projections with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. The forward-looking statements are provided based on projections, views, estimations and other factors and reflect assumptions and estimations which are subject to full range of uncertainties, risks and changes in circumstances. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation – and expressly disclaims any obligation – to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules. For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosures.

3

1. Information on Mitsubishi UFJ Financial Group (MUFG)

MUFG is engaged primarily in banking business and also conducts trust business, securities business, asset management and administration business and other related financial businesses. The following is an illustration of the Company’s corporate governance structure and major subsidiaries.

(As of September 30, 2006)

General Meeting of Shareholders
Board of Directors
Internal Audit and Compliance Committee
Nomination Committee
Compensation Committee
Corporate Auditors Board of Corporate Auditors
Executive Committee
Advisory Board
Supporting Committees
Integrated Retail Banking Business Group
Retail Business Planning Div.
Retail Academy
Channel Strategy Office
Internet & Mobile Strategy Office
Retail Business Risk Management Div.
Retail Business Development Div.
Mortgage Business Planning Office
Private Banking Planning Office
Business Owner PB Planning Office
Customer Satisfaction Planning Div.
Retail Marketing Div.
Consumer Finance Planning Div.
Retail Trust Business Planning Div.
Securities Intermediary Div.
Integrated Corporate Banking Business Group
Corporate Business Planning Div.
Trust Business Planning Div.
Investment Banking Planning Div.
Corporate Business Development Div. No.1
Corporate Business Development Div. No.2
Small & Medium Enterprise Banking Office
Global Planning Div.
Integrated Trust Assets Business Group
Asset Management and Administration Planning Div.
Corporate Administration Div.
Corporate Planning Div.
Investor Relations Office
Public Relations Div.
Financial Planning Div.
Financial Accounting Office
Corporate Risk Management Div.
Basel 2 Implementation Office
Credit & Investment Management Div.
Compliance Div.
Internal Audit Div.
Corporate Governance Div. for the United States
Operations & Systems Planning Div.

Principal Subsidiaries

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Co., Ltd.

4

2. Management Policy

(1)	Principal management policy

The Group’s management philosophy serves as the basic policy in conducting its business activities, and provides guidelines for all group activities.

The Group’s management philosophy will also be the foundation for management decisions, including the formulation of management strategies and management plans, and will serve as the core values for all employees.

The details of the Group management philosophy are set forth below. The Group’s holding company, commercial bank, trust bank and securities company have adopted the Group’s management philosophy as their own respective management philosophy, and the entire Group will strive to comply with this philosophy.

•	Group’s Management Philosophy

1.	We will respond promptly and accurately to diverse needs of our customers around the world and seek to inspire their trust and confidence.

2.	We will offer innovative and high-quality financial services by actively pursuing the cultivation of new business areas and developing new technologies.

3.	We will comply strictly with all laws and regulations and conduct our business in a fair and transparent manner to gain the public’s trust and confidence.

4.	We will seek to inspire the trust of our shareholders by enhancing corporate value through continuous business development and appropriate risk management, and by disclosing corporate information in a timely and appropriate manner.

5.	We will contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment.

6.	We will provide the opportunities and work environment necessary for all employees to enhance their expertise and make full use of their abilities.

(2)	Basic policy regarding profit distribution

The Company considers the return of earnings to shareholders to be one of the most important management priorities and makes it a basic policy to make an effort to continuously increase dividends while sustaining the growth of its corporate value and further strengthening its corporate financial standing.

From a medium term perspective, the Company will aim to increase the dividend ratio to the consolidated net income to approximately 20%, after comprehensive consideration of the business performance and environment for strategic investment, etc.

5

With respect to interim dividends for the six months ended September 30, 2006, the Company has decided to pay ¥5,000 per share for common stock, ¥30,000 per share for class 3 preferred stock, ¥7,950 per share for class 8 preferred stock, ¥2,650 per share for class 11 preferred stock, and ¥5,750 per share for class 12 preferred stock.

With respect to fiscal year end dividends for the fiscal year ending March 31, 2007, the Company plans to pay year end dividends of ¥5,000 per share for common stock (which, together with the interim dividend, shall result in a total of ¥ 10,000 per share for the fiscal year). Regarding preferred stock, the Company plans to pay dividends of ¥ 30,000 per share for class 3 preferred stock (which, together with the interim dividend, shall result in a total of ¥ 60,000 per share for the fiscal year), ¥ 7,950 per share for class 8 preferred stock (which, together with the interim dividend, shall result in a total of ¥ 15,900 per share for the fiscal year), ¥ 2,650 per share for class 11 preferred stock (which, together with the interim dividend, shall result in a total of ¥ 5,300 per share for the fiscal year) and ¥ 5,750 per share for class 12 preferred stock (which, together with the interim dividend, shall result in a total of ¥ 11,500 per share for the fiscal year).

(3)	Basic policy relating to the possible lowering of the minimum investment amount

With regard to the possible lowering of the minimum investment amount of the Company’s common stock, the Company does not believe that it needs to make any actions immediately, after taking into account such factors as the stock price, the number of shareholders, liquidity issues and the transaction costs and potential benefits. The Company, however, will continue to consider, as appropriate, the possibility of lowering the minimum investment amount, taking into account the investors’ needs and the factors described above.

(4)	Management target

MUFG has set specific financial targets (MUFG consolidated basis) as shown below, and will aim to achieve these targets.

	FY 2008 Target	FY 2009 Target
Consolidated net operating profit *[1]	Approx. 2,400 billion yen	Approx. 2,500 billion yen
Consolidated expense ratio	Approx. 45%	40-45%
Consolidated net income	Approx. 1,000 billion yen	Approx. 1,100 billion yen
Consolidated ROE *[2]	Approx. 15%	Approx. 15%

*[1]	Consolidated net operating profit is consolidated net business profits before consolidation adjustments (management accounting basis, excluding dividend income from subsidiaries.)
*[2]	The Consolidated ROE target is based on public fund balance being unchanged from December 31, 2005.

6

Underlying macroeconomic assumptions to the financial targets above:

	FY 2008		FY 2009
Real GDP growth rate (annual)	1.8%		2.1%
Unsecured call rate (O/N)	0.30%		0.30%
3M TIBOR	0.46%		0.48%
10 year Japanese Government Bonds	2.07%		2.13%
JPY to 1USD	105	yen	105	yen
Nikkei Stock Average	13,574	yen	13,574	yen

(5)	Medium- and long-term management strategy

MUFG is a fully-fledged comprehensive financial group comprising commercial banks, a trust bank and a securities company, as well as credit card companies, consumer finance companies, investment trust companies, leasing companies and a U.S. bank (Union Bank of California). The Group aims to unify these Group companies to deliver top quality products and services that meet diverse customer needs. We aim to be No. 1 in service, No.1 in reliability and No.1 in global coverage and so gain the strong support of customers and society as a premier, comprehensive, global financial group.

No.1 in Service

•	MUFG will leverage its strengths as a comprehensive financial group to provide to its customers with an outstanding level of high-quality service that is matched to their individual needs.

•	MUFG will fully utilize the integrated business group system comprising our three core business groups—Retail, Corporate and Trust Assets (asset management and asset administration)—and meet diverse customer needs rapidly and accurately as a unified group that transcends business boundaries.

No.1 in Reliability

•	MUFG aims to be a truly reliable financial group and will strive to further enhance its financial health, implement thorough legal and other compliance and strengthen internal controls. Moreover, we will fulfill our responsibilities to society through enhancing customer satisfaction (CS), and pursuing CSR activities that contribute to society and to environmental conservation.

No.1 in Global Coverage

•	MUFG aims to use its Group strengths to the maximum, leveraging the leading global network amongst Japanese banks and talented staff well-versed in the business of each country to swiftly and precisely meet the requirements of customers globally.

7

(6)	Key issues

The Group companies of MUFG will take a unified approach and provide high quality, comprehensive financial services matched to customers’ wide-ranging financial needs.

In the Retail business through product development backed up by global strategic alliances, we intend to enhance customer satisfaction by providing world-class products and services in a broad range of business areas including sales of investments products, housing loans, consumer finance, inheritance and real estate.

The Corporate business aims to meet diverse needs with top quality services and to be endorsed by customers as their No. 1 financial group by leveraging the combined capabilities of Group companies in areas such as banking, trust banking, securities and leasing across our leading domestic and overseas network.

The Trust Assets business aims to develop its expertise in the two key areas of asset management and asset administration, providing a broad range of high quality products and services in areas including pensions, investment trust management and administration and custody.

The Japanese financial sector is undergoing significant change as the shift from indirect to direct financing accelerates and deregulation lowers the barriers between business types. In order to rapidly and effectively respond to such changes as a comprehensive financial group, MUFG is implementing more unified and integrated management, while also observing relevant laws and regulations. As one element of our response, MUFG has already signed a basic agreement with regard to making Mitsubishi UFJ Securities a wholly-owned subsidiary, and MUFG is currently pursuing preparations in this regard.

Furthermore, MUFG aims to practice stable and highly effective corporate governance. In the holding company we will utilize external viewpoints and enhance management control functions in order to improve the transparency of management of the holding company and to be fully and accurately accountable to all of our shareholders. Also in regard to governance of the entire Group we will implement Group wide risk management and strict compliance, and strengthen the Group’s internal control system.

One of the precepts of the management philosophy of MUFG is “to contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment”. Based on this commitment MUFG is practicing management that emphasizes its corporate social responsibilities and aims to secure the public’s trust and confidence and to be a good corporate citizen.

Through steadily implementing the strategy described above the Group will seek to maximize shareholder value.

8

(7)	Parent Information

There is no parent company.

3. Result of Operations and Financial Condition

(1)	Result of operations

With respect to economic environment between April and September 2006, overseas economies, led by the growth of the Chinese economy in capital expenditure and exports, generally continued to show a firm undertone, though the U.S. economy showed signs of a slowdown. Meanwhile, the Japanese economy showed steady signs of well-balanced economic growth. The increase in exports and capital expenditures, as well as firm corporate earnings, which resulted in an improvement in employment and personal income, contributed to the growth. During the period, consumer prices in Japan rose, albeit by a small margin, which is a change from previous trends.

Regarding financial environment between April and September 2006, in the United States, the target for the federal funds rate was raised in May and June to 5.25%. Similarly, in the EU, the European Central Bank’s policy rate was raised in June and August to 3.0%. Meanwhile, in Japan, the Bank of Japan ended its quantitative easing policy in July, and short-term interest rates showed some signs of an increase. Regarding long-term interest rates, the yield on ten-year Japanese government bonds rose in May due to speculation regarding interest rate hikes by the Bank of Japan, but interest rates started to decline again after the Bank of Japan ended its quantitative easing policy. In the foreign exchange markets, the yen generally weakened against the US Dollar mainly due to interest rate differentials between the two currencies.

Amidst this economic environment, consolidated ordinary profit for the six months ended September 30, 2006 was ¥663.5 billion, an increase of ¥282.4 billion from the previous interim period. Consolidated net income for the six months ended September 30, 2006 was ¥507.2 billion, an increase of ¥206.5 billion from the previous interim period.

Note:	The previous interim period refers to the consolidated results of ex-Mitsubishi Tokyo Financial Group, Inc. (excludes consolidated results of ex-UFJ Holdings, Inc.)

Consolidated ordinary profit by business segment was ¥503.0 billion for the banking segment, ¥132.6 billion for the trust banking segment, ¥59.7 billion for the credit card segment and ¥23.4 billion for the securities segment. Ordinary profit by geographic segment was ¥552.6 billion in Japan, ¥70.8 billion in North America, ¥33.8 billion in Asia and Oceania excluding Japan, ¥16.8 billion in Latin America, and ¥3.7 billion in Europe and the Middle East.

9

The Company has the following earning forecasts for the fiscal year ending March 31, 2007.

Consolidated ordinary income	Consolidated ordinary profit	Consolidated net income
¥5,800.0 billion	¥1,500.0 billion	¥870.0 billion

Net income per share (consolidated)	¥85,312.00
Net income per share (non-consolidated)	¥46,724.46

Dividend per share (annual)	Common stock	¥10,000
	Preferred stock – class 3	¥60,000
	Preferred stock – class 8	¥15,900
	Preferred stock – class 11	¥5,300
	Preferred stock – class 12	¥11,500

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(2)	Financial condition

Total assets decreased by ¥2,311.4 billion from March 31, 2006 to ¥184,735.3 billion at September 30, 2006, and total net assets decreased by ¥167.2 billion to ¥9,659.0 billion compared to the aggregate amount of minority interest and shareholders’ equity at March 31, 2006.

With regards to major factors affecting the change in total net assets, in spite of the increase in retained earnings of ¥455.9 billion, total net assets decreased as net deferred losses on hedge transactions of ¥66.8 billion was recorded for the six months ended September 30, 2006 (For the previous fiscal years, the amounts were recorded both in the Assets and Liabilities sections), treasury stock increased by ¥226.5 billion due to the repayment of public funds etc, and net unrealized gains (losses) on securities available for sale decreased by ¥177.0 billion due to a decrease of valuation differences of stock.

With regards to assets, loans and bills discounted decreased by ¥91.9 billion from March 31, 2006 to ¥85,671.1 billion at September 30, 2006. This change in balance, on the basis of the sum of the two major subsidiary banks, mainly consisted of a decrease in domestic lending by ¥968.6 billion (including a decrease of housing loans by ¥834.1 billion) and an increase in lending by overseas branches by ¥775.1 billion. Investment securities decreased by ¥742.5 billion from March 31, 2006 to ¥47,766.4 billion at September 30, 2006.

For the six months ended September 30, 2006, net cash used by operating activities was ¥3,887.2 billion, net cash provided by investing activities was ¥710.6 billion and net cash used in financing activities was ¥286.1 billion. As a result, the balance of cash and cash equivalents at September 30, 2006 was ¥2,770.7 billion.

MUFG’s consolidated risk adjusted capital ratio (based on the standards of the BIS) was 11.95% (Preliminary basis) as of September 30, 2006.

The following table shows MUFG’s consolidated risk adjusted capital ratio as of September 30, 2005, March 31, 2006 and September 30, 2006.

	(in billions and %)
	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006 (Preliminary basis)
Tier I capital	¥4,646.9	¥7,501.6	¥7,682.1
Qualified Tier II capital	¥3,498.9	¥6,293.7	¥6,076.2
Qualified Tier III capital	—	—	—
Deduction from total qualifying capital	¥922.5	¥334.9	¥296.2
Total qualifying capital	¥7,223.3	¥13,460.3	¥13,462.0
Risk-adjusted assets	¥60,140.3	¥110,292.6	¥112,567.5
Consolidated risk-adjusted capital ratio (based on the standards of the BIS)	12.01%	12.20%	11.95%

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(3)	Risks relating to the business

Our business and results of operations may be materially affected by wide range of reasons, including the following factors (which may include information believed to be material to investors):

•	Risk relating to the integration of our operation (in particular, risks relating to integration of our systems);

•	Increase of problem loans and credit-related expenses;

•	Risks relating to the establishment of internal controls;

•	Impairment of our capital ratio;

•	Changes in interest rates in Japan or elsewhere in the world;

•	Risks related to our consumer lending business;

•	Possible negative effects to our equity portfolio;

•	Risks relating to trading and investment activities;

•	Downgrade of our credit ratings and the negative effect on our treasury operations;

•	Failure to achieve certain business plans or operating targets;

•	Risks accompanying the expansion of our operation and the range of products and services;

•	Decline in the results of operations and financial conditions of our subsidiaries;

•	Deterioration of economic conditions in Japan or elsewhere in the world (in Asian, Latin American and other countries);

•	Fluctuations in foreign currency exchange rates;

•	Risks relating to the increase of our pension obligations;

•	Events that obligate us to compensate for losses in loan trusts and jointly operated designated money in trusts;

•	Disruption or impairment of our business or operations due to external circumstances or events (such as the destruction or impairment of our business sites and terrorist attacks);

•	Risks relating to our capabilities to protect confidential information;

•	Risks relating to transaction with counterparties in countries designated as state sponsors of terrorism;

•	Risks relating to regulatory developments or changes in laws, rules, including accounting rules, governmental policies and economic controls;

•	Potential claims of unfair trade practices from regulatory authorities and consumers, due to our influential position;

•	Increase in competitive pressures;

•	Risks inherent in the holding company structure; and

•	Possible negative effects related to owning our shares.

For detailed discussion of these risk factors and other risks, uncertainties, possible changes and others, please see our most recent publicly announced information including the latest Annual Report.

12

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Balance Sheet

	As of September 30, 2006 (A)	As of September 30, 2005		Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (C)	Increase/ (Decrease) (A) - (C)
(in millions of yen)		ex-MTFG (B)	(Reference) ex-UFJHD
Assets:
Cash and due from banks	8,484,545	10,005,210	6,502,126	(1,520,665)	12,347,561	(3,863,016)
Call loans and bills bought	2,095,108	1,585,947	169,485	509,160	2,467,717	(372,609)
Receivables under resale agreements	3,050,745	1,232,312	9,960	1,818,433	1,077,911	1,972,834
Receivables under securities borrowing transactions	4,351,094	5,322,442	1,833,607	(971,348)	5,425,527	(1,074,433)
Commercial paper and other debt purchased	3,628,498	2,361,547	413,097	1,266,951	2,675,007	953,491
Trading assets	10,093,747	7,660,530	1,651,953	2,433,217	10,070,779	22,967
Money held in trust	384,276	348,707	54,104	35,568	410,545	(26,269)
Investment securities	47,766,403	30,476,088	21,777,026	17,290,315	48,508,977	(742,573)
Allowance for losses on investment securities	(21,718)	(1,695)	—	(20,023)	(26,663)	4,945
Loans and bills discounted	85,671,181	47,132,564	38,175,072	38,538,616	85,763,106	(91,925)
Foreign exchanges	1,367,788	728,024	673,706	639,764	1,267,808	99,980
Other assets	5,130,860	3,449,933	2,063,633	1,680,926	6,517,435	(1,386,575)
Tangible fixed assets	1,733,180	—	—	1,733,180	—	1,733,180
Intangible fixed assets	651,537	—	—	651,537	—	651,537
Premises and equipment	—	958,771	614,384	(958,771)	1,517,892	(1,517,892)
Deferred tax assets	643,968	102,615	938,183	541,352	705,140	(61,171)
Goodwill	—	—	—	—	145,250	(145,250)
Customers’ liabilities for acceptances and guarantees	10,817,389	4,878,890	4,243,156	5,938,499	9,533,542	1,283,847
Allowance for loan losses	(1,113,252)	(622,186)	(1,041,468)	(491,066)	(1,360,745)	247,493
Allowance for losses on investment securities	—	—	(3,522)	—	—	—

Total assets	184,735,352	115,619,705	78,074,507	65,115,647	187,046,793	(2,311,440)

Liabilities:
Deposits	115,602,910	68,385,654	50,315,499	42,217,256	118,988,093	(3,385,182)
Negotiable certificates of deposit	6,880,379	3,160,845	2,962,556	3,719,534	6,586,425	293,954
Call money and bills sold	2,512,651	7,838,254	6,538,366	(5,325,602)	9,428,846	(6,916,195)
Payables under repurchase agreements	7,248,841	4,480,043	1,775,302	2,768,798	4,885,491	2,363,350
Payables under securities lending transactions	5,596,344	4,965,918	910,654	630,426	4,339,568	1,256,776
Commercial paper	477,920	192,972	116,581	284,947	309,384	168,535
Trading liabilities	4,867,308	2,829,637	880,787	2,037,670	4,361,905	505,402
Borrowed money	6,284,929	1,395,051	834,231	4,889,877	2,974,031	3,310,897
Foreign exchanges	783,937	1,443,687	208,170	(659,749)	1,312,568	(528,631)
Short-term corporate bonds	764,500	698,500	149,000	66,000	490,700	273,800
Bonds and notes	6,580,221	4,306,521	2,317,026	2,273,699	6,634,559	(54,337)
Bonds with warrant	49,689	49,165	—	524	49,165	524
Due to trust accounts	1,796,608	1,410,842	1,504,004	385,766	2,429,068	(632,459)
Other liabilities	4,291,590	3,461,342	1,977,844	830,247	4,469,097	(177,507)
Reserve for employees’ bonuses	45,440	19,797	19,051	25,643	50,857	(5,416)
Reserve for directors’ bonuses	115	—	—	115	—	115
Reserve for employees’ retirement benefits	68,889	43,987	14,424	24,901	82,239	(13,349)
Reserve for losses related to land trust	—	—	1,074	—	—	—
Reserve for expenses related to EXPO 2005 Japan	—	323	—	(323)	—	—
Reserve for contingent losses	100,087	—	—	100,087	—	100,087
Reserves under special laws	2,197	1,605	433	591	2,058	138
Deferred tax liabilities	94,646	65,903	8,564	28,743	81,963	12,683
Deferred tax liabilities for land revaluation	209,667	132,309	90,269	77,357	210,875	(1,208)
Acceptances and guarantees	10,817,389	4,878,890	4,243,156	5,938,499	9,533,542	1,283,847

Total liabilities	175,076,268	109,761,255	74,866,999	65,315,013	177,220,444	(2,144,175)

Net assets:
Capital stock	1,383,052	—	—	1,383,052	—	1,383,052
Capital surplus	1,916,314	—	—	1,916,314	—	1,916,314
Retained earnings	3,781,944	—	—	3,781,944	—	3,781,944
Trasury stock	(1,000,449)	—	—	(1,000,449)	—	(1,000,449)
Total shareholders’ equity	6,080,862	—	—	6,080,862	—	6,080,862
Net unrealized gains (losses) on securities	1,592,453	—	—	1,592,453	—	1,592,453
Net deferred gains (losses) on hedging instruments	(66,887)	—	—	(66,887)	—	(66,887)
Land revaluation excess	149,193	—	—	149,193	—	149,193
Foreign currency translation adjustments	(56,378)	—	—	(56,378)	—	(56,378)
Total valuation and translation adjustments	1,618,381	—	—	1,618,381	—	1,618,381
Warrant	0	—	—	0	—	0
Minority interests	1,959,840	—	—	1,959,840	—	1,959,840
Total net assets	9,659,084	—	—	9,659,084	—	9,659,084

Total liabilities and net assets	184,735,352	—	—	184,735,352	—	184,735,352

Minority interests	—	562,368	1,519,830	(562,368)	2,098,512	(2,098,512)

Shareholder’s equity:
Capital stock	—	1,383,052	1,000,000	(1,383,052)	1,383,052	(1,383,052)
Capital surplus	—	832,990	—	(832,990)	1,915,855	(1,915,855)
Retained earnings	—	2,075,151	317,274	(2,075,151)	3,325,980	(3,325,980)
Land revaluation excess	—	150,055	99,091	(150,055)	149,534	(149,534)
Unrealized gains on securities available for sale	—	952,126	343,205	(952,126)	1,769,525	(1,769,525)
Foreign currency translation adjustments	—	(93,907)	(68,427)	93,907	(42,168)	42,168
Trasury stock	—	(3,387)	(3,465)	3,387	(773,941)	773,941

Total shareholder’s equity	—	5,296,081	1,687,677	(5,296,081)	7,727,837	(7,727,837)

Total liabilities, minority interests and shareholder’s equity	—	115,619,705	78,074,507	(115,619,705)	187,046,793	(187,046,793)

See Notes to Consolidated financial statements

13

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statement of Operations

	Six months ended September 30, 2006 (A)	Six months ended September 30, 2005		Increase/ (Decrease) (A) - (B)	Fiscal year ended March 31, 2006
(in millions of yen)		ex-MTFG (B)	(Reference) ex-UFJHD
Ordinary income:
Interest income:	1,643,285	792,784	527,806	850,501	2,365,923
(Interest on loans and discounts)	1,004,134	459,511	347,365	544,623	1,411,124
(Interest and dividends on securities)	364,164	181,572	97,462	182,592	598,194
Trust fees	79,378	41,089	23,721	38,289	122,898
Fees and commissions	638,290	296,861	255,301	341,428	1,000,853
Trading profits	133,827	66,643	23,045	67,184	148,524
Other business income	180,441	142,024	212,931	38,416	391,226
Other ordinary income	165,023	61,891	70,953	103,131	264,524

Total ordinary income	2,840,247	1,401,294	1,113,760	1,438,952	4,293,950

Ordinary expenses:
Interest expense:	699,153	309,556	154,085	389,597	884,422
(Interest on deposits)	324,693	154,557	50,798	170,135	414,861
Fees and commissions	80,869	28,715	39,389	52,154	117,058
Trading losses	—	—	8,881	—	1,113
Other business expenses	101,956	56,684	89,513	45,272	170,456
General and administrative expenses	1,030,306	553,795	379,140	476,510	1,663,458
Other ordinary expenses	264,380	71,390	87,503	192,989	379,380

Total ordinary expenses	2,176,666	1,020,142	758,513	1,156,524	3,215,888

Ordinary profit	663,580	381,152	355,247	282,428	1,078,061

Extraordinary gains	224,534	117,117	301,474	107,416	451,571
Extraordinary losses	53,771	3,933	90,257	49,837	28,535

Income before income taxes and others	834,343	494,336	566,463	340,007	1,501,097

Income taxes-current	51,155	30,550	32,011	20,604	108,982
Income taxes-deferred	241,851	138,830	120,387	103,021	525,011
Minority interests	34,069	24,255	3,006	9,814	96,383

Net income	507,266	300,699	411,057	206,567	770,719

See Notes to Consolidated financial statements.

14

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statement of Changes in Net Assets

	(in millions of yen)
	Shareholder’s equity					Valuation and translation adjustments					Warrant	Minority interests	Total net assets
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total	Net unrealized gains (losses) on securities	Deferred gains (losses) on hedging instruments	Revaluation reserve for land	Foreign currency translation adjustments	Total
Balances as of March 31, 2006	1,383,052	1,915,855	3,325,980	(773,941)	5,850,946	1,769,525	—	149,534	(42,168)	1,876,891	0	2,098,512	9,826,349

Changes during the interim accounting period
Dividends from surplus			(48,808)		(48,808)								(48,808)
Bonuses to directors			(163)		(163)								(163)
Net Income			507,266		507,266								507,266
Acquisition of treasury stock				(290,610)	(290,610)								(290,610)
Disposal of treasury stock		463		64,102	64,565								64,565
Reversal of land revaluation excess			943		943								943
Decrease in companies accounted for under the equity method			(2,003)		(2,003)								(2,003)
Increase in consolidated subsidiaries resulting from changes in accounting standard			(1,270)		(1,270)								(1,270)
Others		(4)			(4)								(4)
Changes other than Shareholders’ equity (net)						(177,071)	(66,887)	(340)	(14,210)	(258,509)	—	(138,671)	(397,181)

Total changes during the interim accounting period	—	459	455,964	(226,507)	229,915	(177,071)	(66,887)	(340)	(14,210)	(258,509)	—	(138,671)	(167,265)

Balances as of September 30, 2006	1,383,052	1,916,314	3,781,944	(1,000,449)	6,080,862	1,592,453	(66,887)	149,193	(56,378)	1,618,381	0	1,959,840	9,659,084

15

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statement of Capital Surplus and Retained Earnings

(for reference purpose)

	Six months ended September 30, 2005		Fiscal year ended March 31, 2006
(in millions of yen)	ex-MTFG	ex-UFJHD
Balance of capital surplus at beginning of fiscal year	955,067	1,233,741	955,067
Increase:	23	83	1,082,887
Gain of sale of treasury stock	23	83	5,001
Merger	—	—	1,077,885
Decrease:	122,100	1,233,824	122,100
Repurchase of preferred stock	122,100	—	122,100
Transfer to Retained earnings	—	1,233,824	—

Balance of capital surplus at end of (interim) fiscal year	832,990	—	1,915,855

Balance of retained earnings at beginning of fiscal year	1,824,292	(1,325,433)	1,824,292
Increase:	300,776	1,644,882	1,574,715
Net income	300,699	411,057	770,719
Reversal in land revaluation excess	—	—	646
Increase in subsidiaries and affiliates accounted for under the equity method resulting from merger	—	—	424,869
Merger	—	—	378,402
Decrease in affiliates accounted for under the equity method	76	—	76
Transfer from Capital surplus	—	1,233,824	—
Decrease:	49,917	2,174	73,027
Cash dividends	41,611	—	64,222
Bonuses to Directors	47	—	47
Changes in accounting standard in overseas subsidiaries	8,023	—	8,023
Actuarial difference based on accounting standard for retirement benefits in UK.	—	—	734
Reversal in land revaluation excess	235	2,174	—

Balance of retained earnings at end of (interim) fiscal year	2,075,151	317,274	3,325,980

16

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statement of Cash Flows

	Six months ended September 30,	Six months ended September 30, 2005		(A) - (B)	Fiscal year ended March 31, 2006
(in millions of yen)	2006(A)	(ex-MTFG)(B)	(Reference) (ex-UFJHD)
Cash flows from operating activities:
Income before income taxes and others	834,343	494,336	566,463	340,007	1,501,097
Depreciation	158,181	34,270	9,246	123,911	158,500
Impairment losses	6,266	1,841	31,087	4,425	12,613
Amortization of goodwill	4,476	—	—	4,476	—
Amortization of negative goodwill	(2,134)	—	—	(2,134)	—
Goodwill amortization	—	3,219	2,944	(3,219)	13,350
Equity in loss (earnings) of affiliates	39,584	(7,196)	(4,618)	46,781	(15,768)
Increase (decrease) in allowance for loan losses	(220,972)	(120,313)	(431,465)	(100,658)	(609,947)
Increase (decrease) in allowance for losses on investment securities	(5,466)	497	(288)	(5,963)	5,944
Increase (decrease) in reserve for employees’ bonuses	(5,600)	(4,599)	8,802	(1,001)	10,332
Increase (decrease) in reserve for directors’ bonuses	115	—	—	115	—
Increase (decrease) in reserve for employees’ retirement benefits	(12,581)	2,655	887	(15,236)	9,410
Increase (decrease) in reserve for expenses related to EXPO 2005 Japan	—	57	—	(57)	(265)
Increase (decrease) in reserve for contingent losses	58,860	—	—	58,860	—
Increase (decrease) in reserve for possible losses related to land trust	—	—	(13,447)	—	—
Interest income recognized on statement of operations	(1,643,285)	(792,784)	(527,806)	(850,501)	(2,365,923)
Interest expenses recognized on statement of operations	699,153	309,556	154,085	389,597	884,422
Investment securities losses (gains)	728	(26,409)	(56,203)	27,138	24,800
Losses (gains) on money held in trust	(7,335)	(868)	790	(6,466)	1,577
Foreign exchange losses (gains)	(131,031)	(216,801)	(112,553)	85,769	(594,836)
Losses (gains) on fixed assets	4,391	—	—	4,391	—
Losses (gains) on sales of premises and equipment	—	901	(632)	(901)	6,711
Net decrease (increase) in trading assets	(5,702)	(482,197)	1,984,437	476,495	(728,864)
Net increase (decrease) in trading liabilities	493,112	(354,892)	(1,167,683)	848,005	38,500
Adjustment of unsettled trading accounts	8,001	272,781	—	(264,779)	(2,548)
Net decrease (increase) in loans and bills discounted	(18,140)	(418,761)	(798,677)	400,621	1,171,067
Net increase (decrease) in deposits	(3,274,285)	574,659	(405,614)	(3,848,944)	(779,018)
Net increase (decrease) in negotiable certificates of deposit	294,266	336,863	(895,317)	(42,597)	788,115
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	3,235,497	19,346	(417,679)	3,216,150	(1,106,071)
Net decrease (increase) in due from banks (excluding cash equivalents)	389,821	(86,196)	145,509	476,017	79,100
Net decrease (increase) in call loans and bills bought and others	(2,530,353)	(2,116,764)	221,540	(413,588)	(2,049,484)
Net decrease (increase) in receivables under securities borrowing transactions	1,081,208	278,075	571,389	803,133	990,252
Net increase (decrease) in call money and bills sold and others	(4,575,674)	1,052,346	2,273,480	(5,628,021)	(6,558,773)
Net increase (decrease) in commercial paper	173,138	(267,775)	17,032	440,914	(390,842)
Net increase (decrease) in payables under securities lending transactions	1,251,548	2,307,158	(1,351,196)	(1,055,609)	1,703,516
Net decrease (increase) in foreign exchanges (assets)	(99,971)	(50,116)	(19,826)	(49,855)	72,230
Net increase (decrease) in foreign exchanges (liabilities)	(528,628)	515,841	59,231	(1,044,469)	172,791
Net increase (decrease) in issuance and redemption of short-term corporate bonds	273,800	(203,200)	(315,200)	477,000	(618,800)
Net increase (decrease) in issuance and redemption of unsubordinated bonds and notes	(161,529)	64,995	(176,133)	(226,525)	(69,434)
Net increase (decrease) in due to trust account	(632,459)	179,527	262,084	(811,986)	(702,544)
Interest income (cash basis)	1,605,456	798,007	546,153	807,449	2,306,151
Interest expenses (cash basis)	(666,268)	(307,272)	(155,297)	(358,995)	(870,972)
Other	102,945	410,739	228,133	(307,794)	(121,625)

Sub-total	(3,806,522)	2,201,526	233,658	(6,008,049)	(7,635,235)
Income taxes	(80,707)	(32,668)	(33,239)	(48,038)	(96,307)

Net cash provided by (used in) operating activities	(3,887,229)	2,168,858	200,419	(6,056,087)	(7,731,543)
Cash flows from investing activities:
Purchases of investment securities	(32,606,755)	(35,543,368)	(27,301,816)	2,936,613	(79,057,072)
Proceeds from sales of investment securities	14,521,276	24,429,573	7,776,802	(9,908,297)	46,756,075
Proceeds from maturities of investment securities	18,943,485	10,027,627	20,106,032	8,915,857	36,335,535
Increase in money held in trust	(17,666)	(31,426)	(63,072)	13,759	(67,367)
Decrease in money held in trust	57,773	136,031	65,889	(78,257)	156,859
Purchases of tangible fixed assets	(124,169)	—	—	(124,169)	—
Purchases of intangible fixed assets	(76,192)	—	—	(76,192)	—
Purchases of premises and equipment	—	(140,054)	(18,907)	140,054	(278,538)
Proceeds from sales of tangible fixed assets	12,748	—	—	12,748	—
Proceeds from sales of intangible fixed assets	128	—	—	128	—
Proceeds from sales of premises and equipment	—	11,011	8,291	(11,011)	24,475
Additional purchases of equity of consolidated subsidiaries	(688)	(100)	—	(588)	(17,307)
Proceeds from sales of equity of consolidated subsidiaries	708	—	—	708	—
Proceeds from sales of equity of subsidiaries resulting exclusion from consolidation	—	—	—	—	(5,208)

Net cash provided by (used in) investing activities	710,646	(1,110,706)	573,218	1,821,352	3,847,452
Cash flows from financing activities:
Increase in subordinated borrowings	108,000	316,600	2,100	(208,600)	305,401
Decrease in subordinated borrowings	(40,500)	(170,473)	(62,022)	129,973	(282,532)
Increase in subordinated bonds and notes and bonds with warrants	297,083	275,525	64,323	21,558	563,307
Decrease in subordinated bonds and notes and bonds with warrants	(192,730)	(234,052)	(155,699)	41,321	(494,204)
Proceeds from issuance of common stock to minority shareholders	5,517	171,487	—	(165,970)	668,947
Purchases of common stock from minority shareholders	(120,000)	—	—	(120,000)	—
Decrease in redemption of preferred stock	—	(122,100)	—	122,100	(172,100)
Dividend paid by the parent	(48,808)	(41,553)	—	(7,255)	(64,222)
Dividend paid by subsidiaries to minority shareholders	(38,967)	(12,464)	(1,897)	(26,503)	(6,316)
Purchases of treasury stock	(290,591)	(510)	(862)	(290,080)	(775,241)
Proceeds from sales of treasury stock	65,060	113	13	64,947	4,932
Purchases of treasury stock by consolidated subsidiaries	(30,563)	(9,886)	—	(20,677)	(28,572)
Proceeds from sales of treasury stock by consolidated subsidiaries	317	15	—	302	3,127
Other	(4)	—	(52)	(4)	—

Net cash provided by (used in) financing activities	(286,187)	172,701	(154,096)	(458,888)	(277,474)
Effect of exchange rate changes on cash and cash equivalents	(5,492)	31,757	1,727	(37,249)	85,502

Net increase (decrease) in cash and cash equivalents	(3,468,263)	1,262,610	621,268	(4,730,873)	(4,076,061)
Cash and cash equivalents at beginning of fiscal year	6,238,548	4,243,076	4,877,893	1,995,471	4,243,076
Increase in cash and cash equivalents due to consolidation of subsidiaries	510	—	—	510	—
Decrease in cash and cash equivalents due to deconsolidation of subsidiaries	—	—	—	—	(33,653)
Increase in cash and cash equivalents due to merger	—	—	—	—	6,105,186

Cash and cash equivalents at end of (interim) fiscal year	2,770,796	5,505,687	5,499,161	(2,734,891)	6,238,548

See Notes to Consolidated Financial Statements.

17

Notes to Consolidated Balance Sheets

1.	Amounts of less than one million yen are rounded down.

2.	Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of securities or other market indices (“Trading transactions”) are presented in “Trading assets” and “Trading liabilities” on a trade date basis.

Securities and other short-term credit instruments held for trading purposes are stated at their fair values at consolidated balance sheet date. Derivative transactions, such as swaps, futures and options are calculated based on fair value, assuming that such transactions were hypothetically terminated on consolidated balance sheet date.

3.	Held to maturity debt securities are stated at amortized costs (using the straight-line method) computed under the moving average method. Investments in non-consolidated subsidiaries and affiliates not accounted for under the equity method are stated at acquisition costs computed under the moving average method. Other securities with quoted market prices are stated at their quoted market prices at consolidated balance sheet date (cost of securities sold is calculated primarily under the moving average method) and other securities where quoted market prices are not available are stated at acquisition costs or amortized costs as computed under the moving average method. Net unrealized gains (losses) on other securities are included directly in Net assets.

4.	Securities which are held as trust assets in Money held in trust are accounted for under the same basis as noted above in Notes 2 and 3. Unrealized gains and losses on securities in Money held in trust, which are not held for trading purposes or held to maturity, are included directly in Net assets, net of applicable income taxes.

5.	Derivatives transactions (other than trading transactions) are calculated primarily based on fair value.

6.	Depreciation for Premises and equipment of MUFG and its domestic banking subsidiaries and trust banking subsidiary is computed under the declining-balance method. The estimated useful lives are as follows:

Buildings:     15 years to 50 years

Equipment:   2 years to 20 years

Depreciation for Premises and equipment of other consolidated subsidiaries is computed primarily under the straight-line method based on their estimated useful lives.

7.	Depreciation for intangible assets is computed under the straight-line method. Development costs for internally used software are capitalized and depreciated under the straight-line method over the estimated useful lives of primarily 3 to 10 years.

8.	Discount on bond premium used to be recorded as asset and amortized using the straight-line method through life of the Bond. However, MUFG modified its accounting procedure in accordance with The Accounting Standard Board of Japan (“ASBJ”) Statement No.10 “Accounting Standards for Financial Instruments” (August 11, 2006). Starting this period, Bonds are stated at amortized costs. Discount on bond premium recognized prior to March 31, 2006 was amortized using the straight-line method and unamortized portion is deducted directly from Bonds in accordance with ASBJ Guidance No.19 “Tentative Treatment for Deferred Assets” (August 11, 2006). This modification caused ¥1,805 million decrease in Discount on bond premium in Other assets. Bonds also decreased ¥1,805 million

Bond issuance costs and stock issuance costs are expensed as incurred.

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9.	Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of MUFG’s domestic banking subsidiaries and trust banking subsidiary are translated into yen primarily at the exchange rates in effect on consolidated balance sheet date, except for investments in non-consolidated subsidiaries and affiliates which are translated into yen at exchange rates in effect on the acquisition date.

Assets and Liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates in effect on consolidated balance sheet date.

10.	Allowance for loan losses of major domestic consolidated subsidiaries are provided in detail below in accordance with the internal standards for self-assessment of asset quality and internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but regarded as substantially in a similar condition (“substantially bankrupt borrowers”), allowances are provided based on the amount of claims, after write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have high possibility to become bankrupt (“potentially bankrupt borrowers”), which cash flows from collection of principal and interest cannot be reasonably estimated, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on potentially bankrupt borrowers and claims on borrowers requiring close monitoring, which cash flows from collection of principal and interest can be reasonably estimated, allowances are provided as the difference between the book value of the claims and the fair value of principal and interest, which is calculated using estimated cash flows discounted at the initial contractual interest rates.

For other claims, allowances are provided based on the historical loan loss experience. For claims originated in specific foreign countries, additional allowances are provided based on an assessment of the political and economic conditions of these countries.

All claims are assessed by branches and the credit supervision departments in accordance with internal standards for self-assessment of asset quality and the credit review department, which is independent from operating sections, subsequently audits these assessments. The allowances presented reflect these audited assessments.

For collateralized or guaranteed claims on bankrupt borrowers and substantially bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees which is deemed uncollectible, has been written-off. The amount of write-offs is ¥978,581 million.

Allowances for claims of consolidated subsidiaries are provided based on their historical loan loss experience or individual assessments of the possibility for collection on specific claims.

11.	Allowances for possible losses on Investment securities are provided based on assessments of issuer’s financial conditions and other relevant factors.

12.	Reserve for bonus payments, which is provided for future bonus payments to employees, reflects an estimated amount accrued at consolidated balance sheet date.

13.	“Bonuses to directors” used to be recorded as decrease in unappropriated profit. However, MUFG modified its accounting procedure in accordance with ASBJ Statement No.4 “Accounting Standard for Bonuses to Directors” (November 11, 2005). Starting this period, Bonuses to directors are expensed. Some consolidated subsidiaries and affiliates records reserve for bonuses to directors in the amount deemed accrued at consolidated balance sheet date. This modification caused ¥115 million increase in General and administrative expenses and ¥115 million decrease in Income before income taxes and others.

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14.	Reserve for employee retirement benefits, which is provided for future pension payments to employees, is recorded in the amount deemed accrued at consolidated balance sheet date based on the projected benefit obligation and the estimated plan asset amount at the end of the fiscal year. Prior service cost is amortized under the straight-line method primarily over 10 years within the employees’ average remaining service period when the services were provided. Net actuarial gain (loss) is amortized under the straight-line method primarily over 10 years, within the employees’ average remaining service period, commencing from the following fiscal year when the services were provided.

15.	Reserve for contingent losses, which is provided for possible losses from contingent events related to derivative and other transactions, is calculated by estimation of impact of contingent events.

16.	Finance leases of MUFG and its domestic consolidated subsidiaries that do not involve transfer of ownership to lessees are accounted for as operating leases.

17.	With respect to hedge accounting for interest rate risks arising from financial assets and liabilities of MUFG’s domestic banking subsidiaries and trust banking subsidiary, MUFG has principally adopted portfolio hedges or individual hedges as prescribed in Industry Audit Committee Report No.24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry”, issued by the Japanese Institute of Certified Public Accountants (“JICPA”) on February 13, 2002 and Accounting Committee Report No.14, “Practical Guidelines for Accounting for Financial Instruments”, issued by the JICPA on January 31, 2000. MUFG applies the deferred hedge accounting method.

With respect to hedging activities to offset fluctuations in fair value of fixed rate deposits, loans and other instruments, MUFG’s domestic banking subsidiaries and trust banking subsidiary assess the effectiveness of such hedging activities by classifying hedged items and hedging instruments, such as interest rate swap transactions, by their maturities in accordance with Industry Audit Committee Report No.24.

With respect to hedging activities to offset fluctuations in fair value of fixed rate bonds, MUFG’s domestic banking subsidiaries and trust banking subsidiary classify hedged items and designate hedging instruments, such as interest rate swap transactions. Since material terms related to hedged items and hedging instruments are substantially identical and such hedging activities are deemed highly effective, assessment of effectiveness is substituted by the identicalness.

With respect to hedging activities to fix the cash flows related to floating rate deposits and loans, MUFG’s domestic banking subsidiaries and trust banking subsidiary classify hedged items by interest rate indices and tenors and designate hedging instruments, such as interest rate swap transactions, in accordance with Industry Audit Committee Report No.24. Since material terms related to hedged items and hedging instruments are substantially identical and such hedging activities are deemed highly effective, assessments of effectiveness are partly substituted by the identicalness. The effectiveness of hedging activities is also assessed based on the correlation between fluctuation of factors related to the hedged items and hedging instruments.

As of March 31, 2003, deferred hedging losses and gains are recorded on consolidated balance sheet as a result of the application of macro hedge accounting based on JICPA Industry Audit Committee Report No.15 “Tentative Treatment for Accounting and Auditing in Adoption of Accounting Standards for Banking Industry”, under which the overall interest rate risks arising from numerous deposits, loans and other instruments are hedged collectively by derivative transactions. These losses and gains are amortized as expense or income over the remaining lives of the macro hedging instruments (for a maximum period of 15 years from April 1, 2003). Deferred hedge losses and gains attributable to macro hedge accounting as of September 30, 2006 were ¥56,683 million (before tax effect adjustment) and ¥84,072 million (before tax effect adjustment), respectively.

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18.	With respect to hedging activities for risks arising from volatility in foreign exchange rates associated with monetary assets and liabilities denominated in foreign currencies, MUFG’s domestic banking subsidiaries and trust banking subsidiary have applied the deferred hedge accounting method by classifying hedged items by currencies and designating currency swap transactions and forward exchange contracts (fund swap transactions) as hedging instruments in accordance with JIPCA Industry Audit Committee Report No.25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in Banking Industry”.

In addition to activities above, MUFG’s domestic banking subsidiaries and trust banking subsidiary have applied deferred hedge accounting method for hedging risks arising from volatility in foreign exchange rates associated with investment in subsidiaries denominated in foreign currencies and fair value hedge accounting method to foreign securities (other than bonds) with foreign currency denominated liabilities and forward exchange contracts as hedging instruments.

19.	Derivative transactions, including interest rate swaps and currency swaps which are designated as hedging instruments, among consolidated companies or between trading accounts and other accounts (or among internal sections) are not eliminated from income statement and related gains and losses are recognized or deferred under hedge accounting because these derivative transactions are executed and meet certain criteria, which include a framework, policies and procedures resulting in transactions equivalent to external third party operations, which are treated as hedge transactions in accordance with JICPA Industry Audit Committee Reports No.24 and No.25.

20.	National and Local Consumption Taxes are excluded from transaction amounts. Non-deductible portions of Consumption Taxes on the purchases of Tangible fixed assets are expensed when incurred.

21.	Reserve for contingent liabilities from futures transactions: ¥31 million.

This reserve is maintained in accordance with Article 81 of the Financial Futures Transactions Law.

Reserve for contingent liabilities from securities transactions: ¥2,165 million.

This reserve is maintained in accordance with Article 51 of the Securities and Exchange Law.

22.	The amount due from directors of MUFG: ¥5 million.

23.	Investment in affiliates (not including investments in subsidiaries): ¥258,814 million.

24.	Accumulated depreciation on tangible fixed assets: ¥1,409,002 million.

25.	Deferred gains on tangible fixed assets deducted for tax purposes: ¥94,824 million.

26.	Loans to bankrupt borrowers: ¥52,401 million.

Non-accrual delinquent loans: ¥686,209 million.

Non-accrual delinquent loans include ¥85 million of loans entrusted to the Resolution and Collection Corporation to facilitate the removal of those problem loans from consolidated balance sheets.

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt in the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms, including reduction or deferral of interest due to the borrower’s weakened financial condition.

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27.	Loans past due for 3 months or more: ¥20,370 million.

Loans past due for 3 months or more represent loans which principal and/or interest payments have been past due for 3 months or more, excluding loans to bankrupt borrowers and non-accrual loans.

28.	Restructured loans: ¥739,278 million.

Restructured loans represent loans renegotiated at concessionary terms, including reduction or deferral of interest or principal and waiver of the claims, due to borrower’s weakened financial condition, excluding loans to bankrupt borrowers, non-accrual loans and loans past due for 3 months or more.

29.	The total amount of loans to bankrupt borrowers, non-accrual loans, loans past due for 3 months or more and restructured loans was ¥1,498,260 million, including ¥85 million entrusted to the Resolution and Collection Corporation to facilitate removal of these problem loans from consolidated balance sheet.

The amounts provided in Notes 26 to 29 represent gross amounts before the deduction of allowances for loan losses.

30.	Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. MUFG’s banking subsidiaries and trust banking subsidiary have rights to sell or pledge bank acceptances bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value of these bills is ¥1,192,639 million.

31.	Assets pledged as collateral are as follows:

Cash and due from banks:	¥1,392 million
Trading assets:	¥516,270 million
Investment securities:	¥1,732,206 million
Loans and bills discounted:	¥2,342,221 million
Other assets:	¥9,920 million
Tangible fixed assets:	¥1,248 million

Liabilities related to pledged assets are as follows:

Deposits:	¥253,388 million
Call money and bills sold:	¥784,200 million
Borrowed money:	¥3,053,267 million
Bonds and notes:	¥22,983 million
Other liabilities:	¥108 million
Acceptances and guarantees:	¥1,392 million

In addition to items listed above, Cash and due from banks of ¥328,569 million, Trading assets of ¥499 million, Investment securities of ¥8,693,052 million, Loans and bills discounted of ¥5,147,446 million and Other assets of ¥66,930 million have been pledged as collateral for cash settlement and other transactions or for margin accounts of futures and other transactions.

Trading assets of ¥4,421,048 million and Investment securities of ¥6,078,684 million have been sold under repurchase agreements or loaned under secured lending transactions. There are corresponding payables under repurchase agreements of ¥5,075,136 million and payables under securities lending transactions of ¥5,151,459 million.

Bills rediscounted are accounted for as financial transactions in accordance with Industry Audit Committee Report No.24. The total face value of rediscounted bank acceptances bought, commercial bills discounted and bills of exchange rediscounted by MUFG’s domestic banking subsidiaries and trust banking subsidiary is ¥9,211 million.

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32.	In accordance with the “Law concerning Revaluation of Land”, (the “Law”), (March 31, 1998), land used for business operations of domestic subsidiaries have been revalued as of the following dates. Total excess from revaluation, net of income taxes corresponding to the excess, which are recognized as “Deferred tax liabilities for land revaluation”, is stated as “Land revaluation excess” in Net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ land revaluation excess.

Dates of revaluation:

Domestic banking subsidiaries	March 31, 1998

Domestic trust banking subsidiary	March 31, 2002 and March 31, 1998

Other domestic subsidiaries	December 31, 2001

The method of revaluation as set forth in Article 3, Paragraph 3 of the “Law”:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No.119 March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance”, (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value which is used for determining taxable amounts subject to Landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) “appraisal by certified real estate appraisers” stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

Some of MUFG’s affiliated companies have revalued their land used for business operations as of March 31, 2002.

33.	Borrowed money includes Subordinated borrowings of ¥1,348,800 million.

34.	Bonds include Subordinated bonds of ¥3,096,434 million.

35.	The principal amounts of the trust banking subsidiary’s designated money trusts and loan trusts, for which repayment of the principal to the customers is guaranteed, are ¥1,653,965 million and ¥498,179 million, respectively.

36.	Net assets per common share is ¥720,127.97.

“Implementation Guidance on Accounting Standard for Earnings per Share” by ASBJ (September 25, 2002) was revised on January 31, 2006. MUFG has applied this revision and reflects earnings from deferred hedge activities to Net assets, beginning this fiscal year. This revision does not have a significant impact on Net assets per common share.

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37.	Marketable securities other than trading securities are subject to write-downs when the market value of these securities has declined considerably and any differences between fair value and acquisition cost are recognized as valuation losses. “Considerable decline in market value” is determined based on the classification of issuers in accordance with the internal standards for self-assessment of asset quality as follows:

Bankrupt, Substantially bankrupt or Potentially bankrupt issuers: Market value is lower than acquisition cost.

Issuers requiring close monitoring: Market value has declined 30% or more from acquisition cost.

Other issuers: Market value has declined 50% or more, from acquisition cost.

Bankrupt issuers: Issuers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings. Substantially bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially in a similar condition.

Potentially bankrupt issuers: Issuers that are not legally bankrupt but deemed to have high possibility to become bankrupt.

Issuers requiring close monitoring: Issuers that are financially weak and under close monitoring by MUFG.

38.	Market value and unrealized gains/losses on securities are explained as follows. The amounts shown in the following tables include negotiable certificates of deposits bought classified as Cash and due from banks and beneficiary claims on commodity investment trusts classified as Commercial paper and other debt purchased. The same definition is applied in the Notes 39.

Debt securities classified as held to maturity

	(in ¥millions)
	Balance sheet amount	Market value	Net unrealized gains (losses)
Domestic bonds	2,791,676	2,794,166	2,489
Government bonds	2,621,523	2,621,554	30
Municipal bonds	82,944	84,272	1,327
Corporate bonds	87,208	88,339	1,131
Other securities	409,621	409,922	301
Foreign bonds	41,950	42,260	309
Other	367,670	367,662	(8)

Total	3,201,298	3,204,088	2,790

Other securities with market value

	(in ¥millions)
	Balance sheet amount	Market value	Net unrealized gains (losses)
Domestic equity securities	4,457,466	7,039,582	2,582,116
Domestic bonds	23,727,263	23,656,257	(71,005)
Government bonds	21,635,961	21,573,137	(62,824)
Municipal bonds	228,421	228,235	(186)
Corporate bonds	1,862,880	1,854,885	(7,995)
Other securities	11,198,612	11,354,315	155,702
Foreign equity securities	91,339	184,772	93,432
Foreign bonds	7,175,227	7,130,069	(45,157)
Other	3,932,045	4,039,473	107,427

Total	39,383,342	42,050,155	2,666,813

Net unrealized gains on other securities shown above includes loss of ¥40 million which has been recognized through the application of fair value hedge accounting and the amount recorded in Net assets is ¥2,666,854 million.

¥1,591,927 million of “Net unrealized gains on other securities” is composed of the following items:

Net unrealized gains to be recorded in Net assets:	¥2,666,854 million

Unrealized gains on securities in asset of investment LPSs:	¥14,406 million

(-) Corresponding deferred tax liabilities:	¥1,077,780 million

(-) Corresponding minority interests	¥15,016 million

MUFG’s share of net unrealized gains on other securities held by affiliates accounted for under the equity method:	¥3,463 million

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39.	Summary information of other securities with no available market values are as follows:

Debt securities classified as held to maturity

Foreign bonds:	¥27,287 million

Other securities
Domestic equity securities:	¥642,731 million
Corporate bonds:	¥3,661,995 million
Foreign equity securities:	¥117,675 million
Foreign bonds:	¥117,672 million

40.	Details of Money held in trust is as follows:

Money held in trust not for investment purposes or not being held to maturity

Balance sheet amount:	¥244,721 million
Fair value:	¥245,606 million
Net unrealized gains (losses):	¥885 million

¥526 million, which is unrealized gains shown above, net of ¥359 million of deferred tax liabilities, is stated as net unrealized gains on other securities.

41.	Unsecured securities loaned for which borrowers have rights to sell or pledge, amounted ¥1,669 million, are included in Investment securities.

For borrowed securities and securities purchased under resale agreements, that are permitted to be sold or pledged without restrictions, ¥3,898,380 million is pledged, ¥959,303 million is loaned and ¥4,906,203 million is held by MUFG at consolidated balance sheet date.

42.	Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities is ¥63,323,385 million.

The total amount of the unused portion does not necessarily represent actual future cash requirements of MUFG and its consolidated subsidiaries because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses which allow MUFG and its consolidated subsidiaries to turn down borrower’s request for disbursement or decrease contracted limits with cause, such as changes in financial conditions or deterioration in borrower’s creditworthiness. MUFG and its consolidated subsidiaries may request borrowers to pledge real properties and/or securities as collateral upon signing of the contract and will perform periodic monitoring on borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contract and/or initiate the request for additional collateral and/or guarantees.

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43.	Trust fees of domestic trust banking subsidiaries used be recognized as revenue on termination of each trust contract. However, MUFG modified its accounting procedure to make more appropriate periodic accounting and information disclosure. Starting this period, trust fees are recognized on accrual basis except for trust fees which is not based on calculation period of trust contracts or balance of entrusted assets. This modification became available because of upgrade of trust banking subsidiary’s administration system which made it possible to calculate fees based on calculation period of trust contracts and balance of entrusted assets. This modification causes ¥13,248 million increase in Ordinary income, Ordinary profit and Income before income taxes and others.

44.	Credit linked bonds, Synthetic CBOs and Synthetic CLOs used be classified as Other securities. Bond portion and implied derivative portion were evaluated altogether and unrealized gains (losses) were reflected to income statement. However, MUFG modified its accounting procedure in accordance with ASBJ Guidance No.12 “Guidance on Accounting for Other Compound Financial Instruments (Compound Financial Instruments Other than Those with Option to Increase Paid-in Capital)” (March 30, 2006). Starting this period, Compound financial instruments including Inflation-indexed Japanese government bonds are stated at amortized costs, with book value as of March 31, 2006 to be acquired cost, and unrealized gains (losses) net of deferred tax liabilities are included in Net assets.

This modification does not have a significant impact on consolidated balance sheet or consolidated statement of operations.

45.	In accordance with newly effective ASBJ Statement No.5 “Accounting Standards for Presentation of Net Assets on Balance Sheet” (December 9, 2005) and ASBJ Guidance No.8 “Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet” (December 9, 2005), MUFG has made certain adjustments its terminology.

(1)	“Shareholders’ equity” was renamed as “Net assets” and divided into “Shareholders’ Equity”, “Valuation and translation of adjustment” and “Minority interests”. Amount corresponding to conventional “Shareholders’ equity” was ¥7,766,130 million at consolidated balance sheet date.

(2)	“Deferred hedge gains” and “Deferred hedge losses” were combined. Amounts net of corresponding tax amounts was stated as “Net deferred gains”.

(3)	“Unrealized gains on securities available for sale” was changed to “Unrealized gains on other securities”.

(4)	“Warrant” which used to be included in “Other liabilities” was itemized on “Net assets”.

(5)	“Minority interests” was reclassified under “Net Assets”.

(6)	“Premises and equipment” was divided into “Tangible assets”, “Intangible assets” and “Other assets”

(7)	“Software” was transferred from “Other assets” to “Intangible assets”

(8)	“Goodwill” was reclassified into “Intangible assets” or “Other liabilities”. Amortization of Goodwill was transferred from “Other ordinary expense” to “General and administrative expenses” in the income statement.

46.	MUFG applied newly effective ASBJ Practical Solution No.20 “Practical Solution on Investors’ Accounting for Investment Partnerships” (September 8, 2006). The application of the Practical Solution does not have a significant impact on consolidated balance sheet.

47.	MUFG applied newly effective ASBJ Statement No.7 “Accounting Standard for Business Divestitures” (December 27, 2005), ASBJ Guidance No.10 “Guidance on Accounting Standard for Business Combinations and Business Divestitures” (December 27, 2005) and FSA Business Accounting Council” Comment on Accounting Standard for Business Combinations” (October 31, 2003).

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Notes to Consolidated Statement of Operations

1.	Amounts of less than 1 million yen are rounded down.

2.	Net income per share: ¥50,454.48

3.	Net income per diluted share: ¥49,669.82

4.	Gains or losses from Trading transactions, such as interest received, gain (loss) on sale and unrealized gain (loss), are presented in “Trading assets” and “Trading liabilities” on a trade date basis.

5.	“Other ordinary income” includes ¥32,431 million of gains on sales of equity securities.

6.	“Other ordinary expense” includes ¥67,662 million of losses on loan write-offs, ¥17,816 million of write down of equity securities.

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Notes to Consolidated Statement of Changes in Net Assets

1.	Amounts of less than one million yen are rounded down.

2.	Detailed information for outstanding stocks

	(Thousand shares)
	As of March 31, 2006	Increase	Decrease	As of September 30, 2006
Outstanding
Common stock	10,247	513	—	10,761
Preferred stock class-3	100	—	—	100
Preferred stock class-8	27	—	9	17
Preferred stock class-9	79	—	79	—
Preferred stock class-10	150	—	150	—
Preferred stock class-11	0	—	—	0
Preferred stock class-12	175	—	62	113
Total outstanding stocks	10,779	513	301	10,992
Treasury stock
Common stock	506	189	42	653
Preferred stock class-8	—	9	9	—
Preferred stock class-9	—	79	79	—
Preferred stock class-10	—	150	150	—
Preferred stock class-12	—	16	16	—
Total Treasury stocks	506	445	298	653

3.	Warrant as of September 30, 2006: 0 million yen

4.	Detailed information for cash dividends

(1) Dividends paid in this interim period

•	Paid to shareholders as of March 31, 2006

•	Approved at general meeting of shareholders on June 29, 2006

•	Effective on June 29, 2006

	Total dividends	Amount per share
Common stock	¥38,978 million	¥4,000
Preferred stock class-3	¥3,000 million	¥30,000
Preferred stock class-8	¥429 million	¥15,900
Preferred stock class-9	¥1,482 million	¥18,600
Preferred stock class-10	¥2,910 million	¥19,400
Preferred stock class-11	¥0 million	¥5,300
Preferred stock class-12	¥2,015 million	¥11,500

(2) Dividends to be paid after September 30, 2006

•	Paid to shareholders as of September 30, 2006

•	Approved at board meeting on November 20, 2006

•	To be in effect on December 8, 2006

	Total dividends	Amount per share
Common stock	¥50,553 million	¥5,000
Preferred stock class-3	¥3,000 million	¥30,000
Preferred stock class-8	¥140 million	¥7,950
Preferred stock class-11	¥0 million	¥2,650
Preferred stock class-12	¥650 million	¥5,750

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5.	In accordance with ASBJ Statement No.6 “Accounting Standards for Statement of Changes in Net Assets” (December 27, 2005) and ASBJ Guidance No.9 “Guidance on Accounting Standards for Statement of Changes in Net Assets” (December 27, 2005), MUFG provides this Statement of Changes in Net Assets.

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Notes to Consolidated Statement of Cash flows

1.	Amounts of less than one million yen are rounded down.

2.	Cash and cash equivalents in this statement are defined as “Cash and due from banks on consolidated balance sheet excluding time deposits and negotiable certificates of deposits in other banks”.

3.
	Cash and due from banks on Consolidated balance:	¥8,484,545 million
	(-) Time deposits and negotiable certificates of deposits in other banks:	¥(5,713,749 million	)

	Cash and cash equivalents at end of (interim) fiscal year:	¥2,770,796 million

4.	In accordance with newly effective ASBJ Statement No.5 “Accounting Standards for Presentation of Net Assets on Balance Sheet” (December 9, 2005) and ASBJ Guidance No.8 “Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet” (December 9, 2005), MUFG has made certain adjustments its terminology.

(1) “Goodwill amortization” is divided into “Amortization of goodwill” and “ Amortization of negative goodwill”.

(2)    “Losses (gains) on sales of premises and equipment” is changed to “Losses (gains) on sales of fixed assets”. “Purchase of premises and equipment” is changed to “Purchase of tangible fixed assets” and “Purchase of intangible fixed assets”. “Proceed from sales of premises and equipment” is changed to “Proceed from sales of tangible fixed assets” and “Proceed from sales of intangible fixed assets”.

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Mitsubishi UFJ Financial Group, Inc., and Consolidated Subsidiaries

Significant policies in preparation of the Consolidated Financial Statements

1. Scope of Consolidation

(1)	Number of consolidated subsidiaries: 265

Principal companies

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Co., Ltd.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not recognized as subsidiaries while majority of the votes owned by MUFG: 5

(1)	Nichiele Corporation

(MUFG owns majority of votes through an investment subsidiary with no intent to control.)

(2)	Hygeia Co., Ltd.

(An property management company on Land trust business)

(3)	THCAP investment LPS

Shonan Sangakurenkei Fund investment LPS

Gunma Challenge Fund investment LPS

(MUFG’s venture capital subsidiaries are serving as unlimited partners for investment LPSs)

2. Application of the Equity Method

(1)	Number of affiliated companies accounted for by the equity method: 44

Principal companies

ACOM CO., LTD.	The Chukyo Bank, Ltd.

Diamond Lease Co., Ltd.	The Gifu Bank, Ltd.

Diamond Computer Service Co., Ltd.	kabu.com Securities Co., Ltd.

DC Cash One Ltd.	Mobit Co., Ltd.

BOT Lease Co., Ltd.	UFJ Central Leasing Co., Ltd.

Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.

Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. is newly founded and accounted for under the equity method from this fiscal term.

(2)	Non-consolidated subsidiaries and affiliates not accounted for under the equity method

Principal companies

SCB Leasing Public Company Limited

MU Japan Fund

Affiliates not accounted for under the equity method are excluded from the scope of the equity method since our ownership share in their net income or retained earnings do not have a material impact on the consolidated financial statements. MU Japan Fund became an affiliate this fiscal term because of capital injection.

(3)	Entities not recognized as affiliates with 20% to 50% of the votes owned by MUFG: 6

Cswitch Corporation and 13 companies

(MUFG’s venture capital subsidiaries own voting stocks as investments with no intent to control.)

RYOGOKU CITY CORE Co., Ltd

(An property management company on Land trust business)

31

3. Interim fiscal year ends for consolidated subsidiaries

(1)	Interim fiscal year ends for consolidated subsidiaries:

November 30 :	2 subsidiaries	March 31	:	4 subsidiaries
April 30 :	3 subsidiaries	May 31	:	1 subsidiary
June 30 :	144 subsidiaries	July 24	:	15 subsidiaries
July 31 :	1 subsidiary	August 31	:	2 subsidiaries
September 30 :	93 subsidiaries

(2)	Subsidiaries with interim fiscal year ends at November 30 are consolidated based on their preliminary financial statements as of August 31. Subsidiaries with interim fiscal year ends at March 31, April 30 (1 out of 3), May 31 and June 30 (1 out of 144) are consolidated based on their preliminary financial statements as of September 30. Subsidiaries with interim fiscal year ends at April 30 (2 out of 3) are consolidated based on their preliminary financial statements as of July 31. Other subsidiaries are consolidated based on the financial statements for their respective interim fiscal year ends. Significant transactions occurring during the intervening periods are reflected in the consolidated financial statements.

4. Amortization of Goodwill

Goodwill on UFJ NICOS Co., Ltd. and UnionBanCal Corporation is being amortized on a straight-line method over 20 years commencing from fiscal year of consolidation. The equivalent of goodwill on ACOM CO., LTD. is being amortized on a straight-line nethod over 10 years commencing from fiscal year of consolidation. Other insignificant goodwill is charged to expenses when incurred.

32

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Segment Information

1. Business segment information

<Six months ended September 30, 2006>

	(in millions of yen)
	Banking	Trust Banking	Securities	Credit card	Other	Total	(Elimination)	Consolidated
Ordinary income
from customers	1,992,054	348,919	173,983	229,934	95,355	2,840,247	—	2,840,247
from internal transactions	35,319	10,748	13,671	7,236	182,185	249,161	(249,161)	—

Total ordinary income	2,027,373	359,667	187,655	237,170	277,540	3,089,408	(249,161)	2,840,247

Ordinary expenses	1,524,291	227,032	164,174	177,416	173,851	2,266,765	(90,099)	2,176,666

Ordinary profit	503,082	132,635	23,481	59,754	103,688	822,642	(159,062)	663,580

Note:

1.	“Credit card” is divided from “Other” .
2.	“Other” includes leasing.
3.	Ordinary profit for “Other” includes 156,531 million yen of dividend from MUFG’s domestic banking subsidiaries and trust banking subsidiary.
4.	Bonuses to directors used to be recorded as decrease in unappropriated profit. However, MUFG modified its accounting procedure in accordance with ASBJ Statement No.4 “Accounting Standard for Bonuses to Directors” (November 11, 2005). Starting this period, Bonuses to directors are expensed. Some consolidated subsidiaries and affiliates records reserve for bonuses to directors in the amount deemed accrued at consolidated balance sheet date. This modification caused 62 million yen decrease in “Ordinary profit” for “Banking” and 53 million yen decrease in “Ordinary profit” for “Securities”.
5.	Trust fees of domestic trust banking subsidiaries used be recognized as revenue on termination of each trust contract. However, MUFG modified its accounting procedure to make more appropriate periodic accounting and information disclosure. Starting this period, trust fees are recognized on accrual basis except for trust fees which is not based on calculation period of trust contracts or balance of entrusted assets. This modification became available because of upgrade of trust banking subsidiary’s administration system which made it possible to calculate fees based on calculation period of trust contracts and balance of entrusted assets. This modification causes 13,248 million yen increase in “Ordinary profit” for “Trust Banking”.

<Six months ended September 30, 2005>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary income
from customers	1,005,754	227,129	97,894	70,516	1,401,294	—	1,401,294
from internal transactions	16,636	7,630	9,491	189,675	223,433	(223,433)	—

Total ordinary income	1,022,390	234,760	107,385	260,191	1,624,727	(223,433)	1,401,294

Ordinary expenses	729,356	171,270	91,376	73,359	1,065,362	(45,220)	1,020,142

Ordinary profit	293,034	63,490	16,009	186,831	559,365	(178,213)	381,152

Note:

1.	“Other” includes Credit card and leasing.
2.	Ordinary profit for “Other” includes 180,193 million yen of dividend from MTFG’s domestic banking subsidiaries and trust banking subsidiary.

<Fiscal year ended March 31, 2006>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary income
from customers	3,080,732	556,980	299,951	356,286	4,293,950	—	4,293,950
from internal transactions	113,002	41,356	32,948	1,053,383	1,240,690	(1,240,690)	—

Total ordinary income	3,193,734	598,336	332,899	1,409,670	5,534,641	(1,240,690)	4,293,950

Ordinary expenses	2,368,087	393,555	252,301	337,511	3,351,455	(135,566)	3,215,888

Ordinary profit	825,646	204,781	80,598	1,072,159	2,183,185	(1,105,124)	1,078,061

Note:

1.	“Other” includes Credit card and leasing.
2.	Ordinary profit for “Other” includes 1,010,251 million yen of dividend from MUFG’s domestic banking subsidiaries and trust banking subsidiary.

33

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

2. Geographic segment information

<Six months ended September 30, 2006>

	(in millions of yen)
	Japan	North America	Latin America	Europe Mid. East	Asia Oceania	Total	(Elimination)	Consolidated
Ordinary income
Ordinary income from customers	2,112,816	392,429	6,003	170,052	158,945	2,840,247	—	2,840,247
Internal ordinary income	66,338	40,229	66,169	37,347	40,314	250,399	(250,399)	—

Total ordinary income	2,179,154	432,658	72,172	207,400	199,259	3,090,646	(250,399)	2,840,247

Ordinary expenses	1,626,499	361,821	55,320	203,653	165,440	2,412,735	(236,068)	2,176,666

Ordinary profit	552,655	70,837	16,852	3,746	33,819	677,911	(14,330)	663,580

Notes:

1.	North America includes United States and Canada. Latin America primarily includes Caribbean countries and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania primarily includes Hong Kong, Singapore and China.
2.	Bonuses to directors used to be recorded as decrease in unappropriated profit. However, MUFG modified its accounting procedure in accordance with ASBJ Statement No.4 “Accounting Standard for Bonuses to Directors” (November 11, 2005). Starting this period, Bonuses to directors are expensed. Some consolidated subsidiaries and affiliates records reserve for bonuses to directors in the amount deemed accrued at consolidated balance sheet date. This modification caused 115 million yen decrease in “Ordinary profit” for “Japan”.
3.	Trust fees of domestic trust banking subsidiaries used be recognized as revenue on termination of each trust contract. However, MUFG modified its accounting procedure to make more appropriate periodic accounting and information disclosure. Starting this period, trust fees are recognized on accrual basis except for trust fees which is not based on calculation period of trust contracts or balance of entrusted assets. This modification became available because of upgrade of trust banking subsidiary’s administration system which made it possible to calculate fees based on calculation period of trust contracts and balance of entrusted assets. This modification causes 13,248 million yen increase in “Ordinary profit” for “Japan”.

<Six months ended September 30, 2005>

	(in millions of yen)
	Japan	North America	Latin America	Europe Mid. East	Asia Oceania	Total	(Elimination)	Consolidated
Ordinary income
from customers	945,014	280,147	3,829	98,355	73,948	1,401,294	—	1,401,294
from internal transactions	34,247	15,204	18,136	20,358	19,404	107,352	(107,352)	—

Total ordinary income	979,262	295,352	21,965	118,713	93,352	1,508,646	(107,352)	1,401,294

Ordinary expenses	675,134	228,907	22,586	116,895	76,023	1,119,546	(99,404)	1,020,142

Ordinary profit	304,127	66,444	(620)	1,818	17,329	389,100	(7,947)	381,152

Note:

1.	North America includes United States and Canada. Latin America primarily includes Caribbean countries and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania primarily includes Hong Kong, Singapore and China.

<Fiscal year ended March 31, 2006>

	Japan	North America	Latin America	Europe Mid. East	Asia Oceania	Total	(Elimination)	Consolidated
Ordinary income
from customers	3,171,028	662,632	4,126	245,280	210,881	4,293,950	—	4,293,950
from internal transactions	112,338	45,957	72,542	53,408	50,950	335,198	(335,198)	—

Total ordinary income	3,283,367	708,590	76,669	298,689	261,832	4,629,148	(335,198)	4,293,950

Ordinary expenses	2,348,698	585,684	72,838	291,286	216,340	3,514,848	(298,959)	3,215,888

Ordinary profit	934,669	122,905	3,830	7,403	45,491	1,114,300	(36,239)	1,078,061

Note:

1.	North America includes United States and Canada. Latin America primarily includes Caribbean countries and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania primarily includes Hong Kong, Singapore and China.

3. Ordinary income from overseas operations

	(in millions of yen)
	Ordinary income from overseas operations	Consolidated ordinary income	Share of Ordinary income from overseas operations
Six months ended September 30, 2006	727,431	2,840,247	25.6%
Six months ended September 30, 2005	456,280	1,401,294	32.5%
Fiscal year ended March 31, 2006	1,122,921	4,293,950	26.1%

Note:

1.	Ordinary income from overseas operations consists of income from operations of the overseas branches of MUFG’s domestic banking subsidiaries and trust banking subsidiary, and MUFG’s overseas subsidiaries (excluding ordinary income from internal transactions).

34

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

(Reference) UFJ Holdings, Inc.

Segment Information

1. Business segment information

<Fiscal year ended September 30, 2005 (six months)>

	(in millions of yen)
	Banking and Trust Banking	Other	Total	(Elimination)	Consolidated
Ordinary income
from customers	876,910	236,849	1,113,760	—	1,113,760
from internal transactions	15,377	27,045	42,422	(42,422)	—

Total ordinary income	892,288	263,895	1,156,183	(42,422)	1,113,760

Ordinary expenses	568,768	223,910	792,679	(34,165)	758,513

Ordinary profit	323,520	39,984	363,504	(8,256)	355,247

Assets	77,421,321	8,063,912	85,485,233	(7,410,725)	78,074,507

Depreciation	24,473	5,592	30,065	—	30,065

Capital expenditures	41,869	4,241	46,111	—	46,111

Note:

“Other” includes securities, leasing, investment trust management, investment advisory, credit card and others.

2. Geographic segment information

<Fiscal year ended September 30, 2005 (six months)>

	(in millions of yen)
	Japan	The Americas	Europe	Asia/Oceania	Total	(Elimination)	Consolidated
Ordinary income
from customers	992,896	34,458	54,741	31,663	1,113,760	—	1,113,760
from internal transactions	35,759	34,966	13,596	3,826	88,148	(88,148)	—

Total ordinary income	1,028,656	69,425	68,337	35,490	1,201,909	(88,148)	1,113,760

Ordinary expenses	671,243	49,628	69,965	29,974	820,811	(62,298)	758,513

Ordinary profit (loss)	357,412	19,796	(1,627)	5,516	381,097	(25,850)	355,247

Assets	76,577,754	2,884,451	1,697,234	2,128,182	83,287,622	(5,213,115)	78,074,507

Note:

The Americas primarily includes United States and Canada. “Europe” primarily includes United Kingdom and Germany.

Asia/Oceania primarily includes Hong Kong, Singapore and Australia.

3. Ordinary income from overseas operations

	(in millions of yen)
	Ordinary income from overseas operations	Consolidated ordinary income	Share of ordinary income from overseas operations to consolidated ordinary income
Fiscal year ended September 30, 2005 (Six months)	120,863	1,113,760	10.9%

Note:

1.	Ordinary income from overseas operations includes income from operations of overseas branches of domestic consolidated subsidiaries and operations of overseas consolidated subsidiaries (excluding income from internal transactions).
2.	Ordinary income from overseas operations is not classified by the domicile of customers.

35

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Investment securities information as of September 30, 2005

Following tables include:

Investment securities

Negotiable certificates of deposits in “Cash and due from banks”

Beneficiary certificates of commodity investment trusts in “Commercial Paper and other debt purchased”.

1. Marketable debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2005
	Balance sheet amount	Market value	Net unrealized gains (losses)
				Gains	Losses
Domestic bonds	2,117,645	2,128,955	11,309	11,764	454
Government bonds	1,999,500	2,006,657	7,157	7,611	454
Municipal bonds	88,762	91,691	2,928	2,928	—
Corporate bonds	29,382	30,605	1,223	1,223	—
Foreign bonds	28,295	29,817	1,521	1,708	187
Other	293,839	293,839	—	—	—

Total	2,439,780	2,452,611	12,831	13,473	641

2. Marketable securities available for sale

	(in millions of yen)
	As of September 30, 2005
	Cost	Balance sheet amount	Net unrealized gains (losses)
				Gains	Losses
Domestic equity securities	2,377,533	3,850,008	1,472,474	1,510,933	38,458
Domestic bonds	15,308,428	15,298,740	(9,687)	17,460	27,148
Government bonds	13,387,010	13,375,134	(11,875)	11,198	23,073
Municipal bonds	136,670	137,440	769	1,064	294
Corporate bonds	1,784,747	1,786,165	1,418	5,198	3,779
Foreign equity securities	23,513	39,712	16,199	16,628	428
Foreign bonds	5,655,469	5,666,877	11,408	50,692	39,284
Other	2,765,272	2,862,717	97,444	115,361	17,917

Total	26,130,217	27,718,056	1,587,839	1,711,076	123,236

3. Securities stated at acquired costs

(in millions of yen)
As of September 30, 2005
Balance sheet amount
Debt securities being held to maturity
Foreign bonds	29,371
Securities available for sale
Domestic equity securities	1,046,084
Domestic corporate bonds	792,379
Foreign bonds	87,427

Money held in trust

Money held in trust not for trading purpose or being held to maturity

(in millions of yen)
As of September 30, 2005
Cost	Balance sheet amount	Net unrealized gains (losses)
			Gains	Losses
151,136	151,136	—	—	—

Unrealized gains (losses) on securities available for sale

Detail information for unrealized gains (losses) on securities available for sale on consolidated balance sheet

(in millions of yen)
As of September 30, 2005
Net unrealized gains (losses)	1,599,194
Securities available for sale	1,599,194
Money held in trust not for trading purpose or being held to maturity	—
Deferred tax liabilities	(649,276)

Net unrealized gains (losses), net of deferred tax liabilities	949,918

Minority interests	(2,962)
MTFG’s ownership share of affiliates’ unrealized gains on securities available for sale	5,170

Total	952,126

Notes:

1.	Net unrealized gains (losses) excludes ¥168 million of loss from financial instruments with embedded derivatives which are wholly treated as trading assets or liabilities
2.	Net unrealized gains (losses) includes ¥11,187 million of unrealized gains on securities in asset of investment LPSs.

36

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Investment securities information as of March 31, 2006

Following tables include:	Inmvestment securities

Trading securities, trading commercial paper and trading short-term corporate bonds in “Trading assets”

Negotiable certificates of deposits in “Cash and due from banks”

Beneficiary certificates of commodity investment trusts in “Commercial Paper and other debt purchased”.

1. Trading securities

(in millions of yen)
As of March 31, 2006
Balance sheet amount	Net unrealized gains (losses) recognized on fiscal year ended March 31, 2006
8,824,461	(22,097)

2. Marketable debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2006
	Balance sheet amount	Market value	Net unrealized gains (losses)
				Gains	Losses
Domestic bonds	2,376,562	2,361,806	(14,756)	2,065	16,822
Government bonds	2,253,947	2,237,316	(16,630)	121	16,752
Municipal bonds	85,625	86,821	1,196	1,249	52
Corporate bonds	36,989	37,667	677	694	16
Foreign bonds	50,726	50,946	219	1,589	1,370
Other	381,409	381,388	(20)	6	26

Total	39,710,569	2,794,141	(14,556)	3,662	18,219

3. Marketable securities available for sale

	(in millions of yen)
	As of March 31, 2006
	Cost	Balance sheet amount	Net unrealized gains (losses)
				Gains	Losses
Domestic equity securities	4,485,361	7,466,163	2,980,802	2,996,101	15,298
Domestic bonds	25,621,822	25,411,680	(210,142)	7,277	217,419
Government bonds	23,210,594	23,022,213	(188,381)	4,806	193,187
Municipal bonds	246,784	245,594	(1,189)	933	2,122
Corporate bonds	2,164,443	2,143,871	(20,571)	1,538	22,109
Foreign equity securities	67,909	159,483	91,573	92,307	734
Foreign bonds	6,458,140	6,367,170	(90,969)	15,305	106,275
Other	3,077,335	3,259,309	181,973	228,734	46,760

Total	39,710,569	42,663,806	2,953,237	3,339,726	386,488

4. Securities sold during fiscal year ended March 31, 2006

(in millions of yen)
Proceeds from sales	Total gains	Total losses
47,000,226	236,525	161,249

5. Securities stated at acquired costs

(in millions of yen)
As of March 31, 2006
Balance sheet amount
Debt securities being held to maturity
Foreign bonds	30,765
Securities available for sale
Domestic equity securities	668,822
Domestic corporate bonds	3,445,256
Foreign equity securities	113,250
Foreign bonds	114,865

6. Maturity of bonds

	(in millions of yen)
	As of March 31, 2006
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	12,397,660	14,800,383	2,221,806	1,817,606
Government bonds	11,675,719	10,762,375	1,189,204	1,648,860
Municipal bonds	32,704	188,195	110,937	4,341
Corporate bonds	689,236	3,849,812	921,664	164,403
Foreign bonds	560,492	1,926,088	1,381,721	2,641,512
Other	414,192	327,219	420,875	1,128,946

Total	13,372,345	17,053,690	4,024,403	5,588,065

37

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Money held in trust

1. Money held in trust for trading purpose

(in millions of yen)
As of March 31, 2006
Balance sheet amount	Net unrealized gains (losses) recognized on fiscal year ended March 31, 2006
181,930	1,163

2. Money held in trust not for trading purposes or being held to maturity

(in millions of yen)
As of March 31, 2006
Cost	Balance sheet amount	Net unrealized gains (losses)
			Gains	Losses
228,138	228,614	476	860	384

Unrealized gains (losses) on securities available for sale

The classification of unrealized gains (losses) on securities available for sale on the consolidated balance sheet is as follows:

(in millions of yen)
As of March 31, 2006
Net unrealized gains (losses)	2,970,751
Securities available for sale	2,970,275
Money held in trust not for trading purpose or being held to maturity	476
Deferred tax liabilities	(1,203,251)

Net unrealized gains (losses), net of deferred tax liabilities	1,767,499

Minority interests	(6,693)
MTFG’s ownership share of affiliates’ unrealized gains on securities available for sale	8,718

Total	1,769,525

Notes: 1.	Net unrealized gains (losses) excludes ¥3 million of loss from financial instruments with embedded derivatives which are wholly treated as trading assets or liabilities
2.	Net unrealized gains (losses) includes ¥17,033 million of unrealized gains on securities in asset of unions.

38

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

(Reference)UFJ Holdings, Inc.

Investment securities

Following tables include:

Investment securities

Trading securities, trading commercial paper and trading short-term corporate bonds in “Trading assets”

Negotiable certificates of deposits in “Cash and due from banks”

Securities and beneficiary certificates of merchandise investment in “Commercial Paper and other debt purchased”.

1. Trading securities

(in millions of yen)
As of September 30, 2005
Balance sheet amount	Net unrealized gains (losses) recognized on statements of operations
1,346,099	32,954

2. Marketable debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2005
	Balance sheet amount	Market value	Net unrealized gains (losses)
				Gains	Losses
Government bonds	54,547	54,147	(400)	40	441
Municipal bonds	—	—	—	—	—
Corporate bonds	—	—	—	—	—
Other	34,920	34,830	(89)	198	288

Total	89,468	88,978	(490)	239	729

3. Marketable securities available for sale

	(in millions of yen)
	As of September 30, 2005
	Cost	Balance sheet amount	Net unrealized gains (losses)
				Gains	Losses
Domestic equity securities	1,440,212	2,080,289	640,076	679,769	39,692
Domestic bonds	13,202,038	13,125,633	(76,404)	5,501	81,905
Government bonds	12,991,155	12,912,184	(78,971)	2,308	81,279
Municipal bonds	134,393	136,073	1,680	2,142	462
Corporate bonds	76,489	77,375	886	1,049	163
Other	3,239,574	3,205,240	(34,334)	63,231	97,566

Total	17,881,825	18,411,163	529,337	748,502	219,164

4. Securities available for sale sold

(in millions of yen)
Fiscal year ended September 30, 2005
Proceeds from sales	Gains on sales	Losses on sales
8,432,789	79,650	10,868

5. Principal securities not stated at market value

(in millions of yen)
As of September 30, 2005
Balance sheet amount
Securities available for sale
Unlisted bonds	2,429,214
Unlisted stocks(excluding over-the-counter stocks)	643,464

6. Redemption schedules of bonds

	(in millions of yen)
	As of September 30, 2005
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
Domestic bonds	9,958,157	2,614,692	2,379,326	657,218
Government bonds	9,730,641	1,118,657	1,502,610	614,822
Municipal bonds	3,231	48,987	87,699	4,640
Corporate bonds	224,283	1,447,047	789,016	37,755
Other	331,755	690,038	912,716	523,781

Total	10,289,912	3,304,731	3,292,043	1,181,000

39

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

(Reference)UFJ Holdings, Inc.

Money held in trust

1. Money held in trust for trading purpose

(in millions of yen)
As of September 30, 2005
Balance sheet amount	Net unrealized gains (losses) recognized on fiscal year ended September 30, 2005 (Six months)
42,236	—

2. Money held in trust not for trading purposes or being held to maturity

(in millions of yen)
As of September 30, 2005
Cost	Balance sheet amount	Net unrealized gains (losses)
			Gains	Losses
11,509	11,868	358	358	—

Unrealized gains (losses) on securities available for sale

The classification of unrealized gains (losses) on securities available for sale on the consolidated balance sheet is as follows:

(in millions of yen)
As of September 30, 2005
Net unrealized gains (losses)	529,696
Securities available for sale	529,337
Money held in trust not for trading purpose or being held to maturity	358
Deferred tax liabilities	(186,906)

Net unrealized gains (losses), net of deferred tax liabilities	342,789

Minority interests	(5,418)
UFJHD’s ownership share of affiliates’ unrealized gains on securities available for sale	5,834

Total	343,205

40

Mitsubishi UFJ Financial Group, Inc.

Derivative Transactions: Notional Principal, Market Value and Valuation Gains (Losses) as of September 30, 2006

Information is posted on EDINET.

<Reference 1>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of September 30, 2006
	Notional principal	Market value
Interest rate futures	3,796.6	3.0
Interest rate swaps	39,336.4	44.7
Currency swaps, etc.	7,312.8	(165.0)
Other transactions (related to interest rate)	270.8	0.2

Total		(117.0)

Note :	Derivatives which are accounted for an accrual basis based on “Accounting standards for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows.

	(in billions of yen)
	As of September 30, 2006
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	15,860.1	15,631.7	1,543.9	33,035.8
Receive-floater / pay-fix	1,991.9	2,811.6	1,466.9	6,270.6
Receive-floater / pay-floater	—	10.0	20.0	30.0

Total	17,852.0	18,453.4	3,030.9	39,336.4

2. Deferred gains (losses) <before tax effect adjustment>

	(in billions of yen)
	As of September 30, 2006
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) - (B)
Interest rate futures	6.9	12.3	(5.3)
Interest rate swaps	228.0	327.6	(99.5)
Currency swaps etc.	142.1	136.9	5.1
Other transactions (related to interest rate)	—	0.7	(0.7)

Total	377.1	477.6	(100.5)

Note :	Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2006 are included in the above table.

41

Mitsubishi UFJ Financial Group, Inc.

Derivative Transactions: Notional Principal, Market Value and Valuation Gains (Losses) as of September 30, 2005

Information is posted on EDINET.

<Reference 2>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of September 30, 2005
	Notional principal	Market value
Interest rate futures	3,473.2	(1.7)
Interest rate swaps	30,285.4	41.3
Currency swaps, etc.	3,826.5	(35.8)
Other transactions (related to interest rate)	464.6	0.9

Total		4.6

Note :	Derivatives which are accounted for an accrual basis based on “Accounting standards for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows.

	(in billions of yen)
	As of September 30, 2005
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	8,897.7	15,637.8	1,089.2	25,624.8
Receive-floater / pay-fix	1,816.6	1,321.5	1,512.4	4,650.6
Receive-floater / pay-floater	—	10.0	—	10.0

Total	10,714.3	16,969.4	2,601.7	30,285.4

2.	Deferred gains (losses) <before tax effect adjustment>

	(in billions of yen)
	As of September 30, 2005
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	5.9	10.1	(4.1)
Interest rate swaps	183.6	221.4	(37.8)
Currency swaps, etc.	31.6	35.3	(3.7)
Other transactions (related to interest rate)	0.6	0.6	0.0
Other transactions (not related to interest rate)	0.2	0.2	0.0

Total	222.1	267.8	(45.6)

Note :	Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2005 are included in the above table.

42

Mitsubishi UFJ Financial Group, Inc.

Derivative Transactions: Notional Principal, Market Value and Valuation Gains (Losses) as of March 31, 2006

Information is posted on EDINET.

<Reference 3>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of March 31, 2006
	Notional principal	Market value
Interest rate futures	3,323.4	(2.3)
Interest rate swaps	34,712.4	(182.2)
Currency swaps, etc.	6,258.1	(46.4)
Other transactions (related to interest rate)	403.2	0.1
Other transactions (not related to interest rate)	578.4	5.4

Total		(225.4)

Note :	Derivatives which are accounted for an accrual basis based on “Accounting standards for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows.

	(in billions of yen)
	As of March 31, 2006
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	8,688.4	18,016.1	1,840.9	28,545.5
Receive-floater / pay-fix	1,166.4	3,425.8	1,544.5	6,136.8
Receive-floater / pay-floater	—	10.0	20.0	30.0

Total	9,854.8	21,452.0	3,405.5	34,712.4

2. Deferred gains (losses) <before tax effect adjustment>

	(in billions of yen)
	As of March 31, 2006
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) - (B)
Interest rate futures	5.0	12.1	(7.0)
Interest rate swaps	224.1	435.7	(211.5)
Currency swaps, etc.	46.7	43.3	3.3
Other transactions (related to interest rate)	0.2	0.5	(0.2)
Other transactions (not related to interest rate)	5.8	0.6	5.2

Total	282.0	492.4	(210.3)

Note :	Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2006 are included in the above table.

43

Interim Non-Consolidated Summary Report

<under Japanese GAAP>

for Fiscal Year Ending March 31, 2007

Date:	November 20, 2006
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Yoshihisa Harata, Chief Manager - Financial Planning Division
(Phone) +81-3-5252-4160
Date of resolution of Board of Directors with respect to the interim consolidated financial statements:	November 20, 2006
Dividend payment date :	December 8, 2006
Unit share system:	No

1. Non-consolidated financial data for the six months ended September 30, 2006

(1) Operating results

	(in millions of yen and %)
	Six months ended September 30,		Fiscal year ended March 31, 2006
	2006	2005
Operating income	163,604	188,980	1,036,746
Change from same period in previous year	(13.4)%	0.6%	—
Operating profit	158,979	185,572	1,027,028
Change from same period in previous year	(14.3)%	0.8%	—
Ordinary profit	146,600	177,852	1,002,334
Change from same period in previous year	(17.6)%	(3.0)%	—
Net income	146,830	179,336	1,013,448
Change from same period in previous year	(18.1)%	(2.1)%	—
Net income per share (yen)	14,331.29	26,953.25	123,144.24

(Reference) ex-UFJ Holdings, Inc.

Six months ended September 30, 2005
Operating income	15,657
Operating profit	13,157
Ordinary profit	9,219
Net income	378,402
Net income per share (yen)	73,162.30

Notes:

1.	Average number of shares outstanding:

	Six months ended September 30, 2006	Six months ended September 30, 2005	(shares)		(shares)
			Fiscal year ended March 31, 2006		Six months ended September 30, 2005
Common stock	9,980,910	6,542,305	8,125,514	Common stock	5,172,097
Preferred stock-class 3	100,000	100,000	100,000	Preferred stock-class 1	3,658
Preferred stock-class 8	22,222	—	43,609	Preferred stock-class 8	200,000
Preferred stock-class 9	38,761	—	44,510	Preferred stock-class 9	150,000
Preferred stock-class 10	72,950	—	73,972	Preferred stock-class 10	150,000
Preferred stock-class 11	1	—	0	Preferred stock-class 11	5
Preferred stock-class 12	127,772	—	90,780	Preferred stock-class 12	200,000

2.	Changes in accounting policy: None

3.	The amounts presented as of September 30, 2005 are amounts from Mitsubishi-Tokyo Financial Group, Inc.

4.	The amounts presented for fiscal year ended March 31, 2006 are consist of Mitsubishi-Tokyo Financial Group, Inc. (April to September) and Mitsubishi UFJ Financial Group, Inc. (October to March).

44

(2) Financial condition

	(in millions of yen)
	Six months ended September 30,		Fiscal year ended March 31, 2006
	2006	2005
Total assets	7,464,574	5,659,412	7,650,898
Total net assets (*3)	5,982,484	4,614,775	6,112,733
Total net assets to total assets (*3)	80.1%	81.5%	79.9%
Total net assets per share (yen) (*3)	550,149.32	666,735.07	527.176.88

(Reference) ex-UFJ Holdings, Inc.

Six months ended September 30, 2005
Total assets	1,936,366
Total net assets (*3)	1,495,657
Total net assets to total assets (*3)	77.2%
Total net assets per share (yen) (*3)	18,446.05

Notes:

1.	Number of shares outstanding

	(shares)				(shares)
	September 30, 2006	September 30, 2005	March 31, 2006	(Reference) ex-UFJ Holdings, Inc.	September 30, 2005
Common stock	10,110,694	6,541,992	9,744,727	Common stock	5,185,761
Preferred stock-class 3	100,000	100,000	100,000	—	—
Preferred stock-class 8	17,700	—	27,000	Preferred stock-class 8	200,000
Preferred stock-class 9	—	—	79,700	Preferred stock-class 9	150,000
Preferred stock-class 10	—	—	150,000	Preferred stock-class 10	150,000
Preferred stock-class 11	1	—	1	Preferred stock-class 11	1
Preferred stock-class 12	113,200	—	175,300	Preferred stock-class 12	200,000

2. Number of Treasury Stock

				(Reference) ex-UFJ Holdings, Inc.
Common stock	651,076	3,360	503,124	Common stock	5,715

3.	In accordance with enforcement of the Company Law, “Total net assets”, “Total net assets to total assets” and “Total net assets per share” are created as new items this fiscal year. (Those figures as of September 30, 2005 and March 31, 2006 are stated with old measures). “Total net assets” is modified from “Shareholders’ equity”. “Total net assets to total assets” and “Total net assets per share” are modified from “Shareholders’ equity to total assets” and “Shareholders’ equity per share”, respectively. These modifications do not have an impact on MUFG’s financial statements. Please refer to next page for formulas.

2. Forecasted earnings for fiscal year ending March 31, 2007

(in millions of yen)
Ordinary income	Ordinary profit	Net income
510,000	480,000	480,000

Forecasted net income per share for fiscal year ending March 31, 2007 : ¥46,724.46

45

3. Cash dividend

(1)	Common stock

	Dividends per share (yen)
	Interim	Year-end	Total
Fiscal year ended March 31, 2006	3,000	4,000	7,000
Fiscal year ending March 31, 2007	5,000		10,000
Fiscal year ending March 31, 2007 (forecast)		5,000

(2)	Preferred stock

(a) Class 3

	Dividends per share (yen)
	Interim	Year-end	Total
Fiscal year ended March 31, 2006	30,000	30,000	60,000
Fiscal year ending March 31, 2007	30,000		60,000
Fiscal year ending March 31, 2007 (forecast)		30,000

(b) Class 8

	Dividends per share (yen)
	Interim	Year-end	Total
Fiscal year ended March 31, 2006	—	15,900	15,900
Fiscal year ending March 31, 2007	7,950		15,900
Fiscal year ending March 31, 2007 (forecast)		7,950

(c) Class 11

	Dividends per share (yen)
	Interim	Year-end	Total
Fiscal year ended March 31, 2006	—	5,300	5,300
Fiscal year ending March 31, 2007	2,650		5,300
Fiscal year ending March 31, 2007 (forecast)		2,650

(d) Class 12

	Dividends per share (yen)
	Interim	Year-end	Total
Fiscal year ended March 31, 2006	—	11,500	11,500
Fiscal year ending March 31, 2007	5,750		11,500
Fiscal year ending March 31, 2007 (forecast)		5,750

Note

Preferred Stock-Class 9 and Class 10 have already transferred to Common stock by holders’ requests prior to September 30, 2006.

46

(Reference)

Formulas for computing ratios

Net income per share

Net income - Amount not attributable to common shareholders *1
Average outstanding shares of common stock during the period *2

Total net assets to total assets (Six months ended September 30, 2006)

Total net assets - Warrant	× 100
Total assets

Shareholders’ equity to total assets (Six months ended September 30, 2005 and fiscal year ended March 31, 2006)

Total shareholders’ equity	× 100
Total assets

Total net assets per share (Six months ended September 30, 2006)

Total net assets - Preferred stock and others *[3]
Outstanding shares of common stock at the end of the period *2

Shareholders’ equity per share (Six months ended September 30, 2005 and fiscal year ended March 31, 2006)

Total shareholders’ equity - Preferred stock and others *[4]
Outstanding shares of common stock at the end of the period *2

Net income per share (forecast)

Net income (forecast) - Total dividends on preferred stock (forecast)
Outstanding shares of common stock at the end of the period *2

*1	dividends on preferred stock and others
*2	excluding treasury stock and stocks held by subsidiaries and affiliates
*3	outstanding preferred stock, dividends on preferred stock, warrants, minority interests and others
*4	outstanding preferred stock, dividends on preferred stock and others

This financial summary report and the accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and the group as a whole (the “forward-looking statements”). The forward-looking statements include the company’s current estimations, forecasts, views, targets and projections with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. The forward-looking statements are provided based on projections, views, estimations and other factors and reflect assumptions and estimations which are subject to full range of uncertainties, risks and changes in circumstances. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation – and expressly disclaims any obligation – to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules. For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosures.

47

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc.

Non-consolidated Balance Sheet

	As of September 30,	As of September 30, 2005		Increase/ (Decrease)	As of March 31,	Increase/ (Decrease)
(in millions of yen)		ex-MTFG (B)	(Reference) ex-UFJHD
	2006 (A)			(A) - (B)	2006 (C)	(A) - (C)
Assets:
Current assets:
Cash and due from banks	35,005	60,922	489	(25,916)	38,410	(3,404)
Accounts receivable	32,068	36,671	109	(4,603)	203,371	(171,303)
Other current assets	3,850	2,045	5,570	1,804	12,719	(8,868)
Total current assets	70,923	99,638	6,168	(28,714)	254,500	(183,576)
Fixed assets:
Tangible fixed assets	294	413	48	(119)	421	(127)
Intangible fixed assets	561	365	164	195	350	211
Investments and other fixed assets:
Investment securities	—	702,000	23,017	(702,000)	—	—
Investment in subsidiaries and affiliates	7,397,181	4,855,667	1,931,561	2,541,514	7,399,493	(2,311)
Allowance for losses on investments	(7,138)	—	(27,346)	(7,138)	(7,138)	—
Other	3,000	1,155	3,000	1,844	3,518	(518)
Allowance for doubtful accounts	(248)	—	(248)	(248)	(248)	—
Total fixed assets	7,393,650	5,559,602	1,930,197	1,834,048	7,396,397	(2,746)
Deferred charges	—	171	—	(171)	—	—

Total assets	7,464,574	5,659,412	1,936,366	1,805,161	7,650,898	(186,323)

Liabilities:
Current liabilities:
Short-term borrowings	286,900	97,680	45,900	189,220	44,400	242,500
Current portion of long-term borrowings	32,400	300,000	96,200	(267,600)	312,400	(280,000)
Accounts payable	432	1,075	1,327	(643)	654	(222)
Reserve for employees’ bonuses	205	136	—	68	235	(30)
Other current liabilities	2,383	792	191	1,591	5,721	(3,337)
Total current liabilities	322,320	399,684	143,618	(77,363)	363,411	(41,090)
Fixed liabilities:
Bonds	650,000	400,000	—	250,000	650,000	—
Long-term borrowings	503,498	244,952	291,135	258,545	521,689	(18,191)
Reserve for retirement benefits	—	—	52	—	—	—
Other fixed liabilities	6,270	—	5,902	6,270	3,063	3,207
Total fixed liabilities	1,159,769	644,952	297,090	514,816	1,174,753	(14,984)

Total liabilities	1,482,089	1,044,636	440,709	437,453	1,538,164	(56,074)

Net assets:
Capital stock	1,383,052	—	—	1,383,052	—	1,383,052
Capital surplus	3,932,159	—	—	3,932,159	—	3,932,159
Capital reserve	1,383,070	—	—	1,383,070	—	1,383,070
Other capital surplus	2,549,089	—	—	2,549,089	—	2,549,089
Retained earnings	1,666,957	—	—	1,666,957	—	1,666,957
Voluntary reserve	150,000	—	—	150,000	—	150,000
Unappropriated retained earnings	1,516,957	—	—	1,516,957	—	1,516,957
Treasury stock	(999,684)	—	—	(999,684)	—	(999,684)
Total shareholders’ equity	5,982,484	—	—	5,982,484	—	5,982,484

Total net assets	5,982,484	—	—	5,982,484	—	5,982,484

Total liabilities and net assets	7,464,574	—	—	7,464,574	—	7,464,574

Shareholders’ equity:
Capital stock	—	1,383,052	1,000,000	(1,383,052)	1,383,052	(1,383,052)
Capital surplus	—	2,855,463	110,820	(2,855,463)	3,933,738	(3,933,738)
Capital reserve	—	2,499,684	110,815	(2,499,684)	3,577,570	(3,577,570)
Other Capital surplus	—	355,778	4	(355,778)	356,167	(356,167)
Retained earnings	—	379,055	378,402	(379,055)	1,568,943	(1,568,943)
Voluntary reserve	—	150,000	—	(150,000)	150,000	(150,000)
Unappropriated retained earnings	—	229,055	378,402	(229,055)	1,418,943	(1,418,943)
Unrealized gains on securities	—	123	9,047	(123)	135	(135)
Treasury stock	—	(2,918)	(2,612)	2,918	(773,135)	773,135

Total shareholders’ equity	—	4,614,775	1,495,657	(4,614,775)	6,112,733	(6,112,733)

Total liabilities and shareholders’ equity	—	5,659,412	1,936,366	(5,659,412)	7,650,898	(7,650,898)

See Notes to Non-consolidated Financial Statements

48

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc.

Non-consolidated Statement of Operations

	Six months ended September 30, 2006 (A)	Six months ended September 30, 2005		Increase/ (Decrease) (A) - (B)	Fiscal year ended March 31, 2006
(in millions of yen)		ex-MTFG (B)	(Reference) ex-UFJHD
Operating income	163,604	188,980	15,657	(25,375)	1,036,746
Operating expenses	4,625	3,408	2,500	1,216	9,718
Operating profit	158,979	185,572	13,157	(26,592)	1,027,028
Non-operating income	332	30	49	302	309
Non-operating expenses	12,712	7,749	3,987	4,962	25,003
Ordinary profit	146,600	177,852	9,219	(31,252)	1,002,334
Extraordinary gains	47	—	369,723	47	12,206
Extraordinary losses	11	28	521	(16)	196
Income before income taxes	146,636	177,824	378,421	(31,187)	1,014,344
Income taxes-current	1	4	22	(2)	29
Income taxes-deferred	(196)	(1,516)	(4)	1,320	867
Total income taxes	(194)	(1,511)	18	1,317	896
Net income	146,830	179,336	378,402	(32,505)	1,013,448
Unappropriated retained earnings at beginning of the period	—	49,718	—	—	49,718
Increase caused by merger	—	—	—	—	378,402
Cash dividends	—	—	—	—	22,625

Unappropriated retained earnings at end of the period	—	229,055	378,402	—	1,418,943

See Notes to Non-consolidated Financial Statements

49

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

Non-consolidated Statement of Changes in Net Assets

(in millions of yen)

	Shareholder’s equity							Valuation and translation adjustments	Total net assets
	Capital stock	Capital surplus		Retained earnings		Treasury stock	Total
		Capital reserve	Other capital surplus	Voluntary reserve	Unappropriated retained earnngs			Net unrealized gains (losses) on securities
Balances as of March 31, 2006	1,383,052	3,577,570	356,167	150,000	1,418,943	(773,135)	6,112,598	135	6,112,733

Changes during the interim accounting period
Dividends from surplus					(48,816)		(48,816)		(48,816)
Transfer from Capital reserve to Other capital surplus		(2,194,500)	2,194,500				—		—
Net Income					146,830		146,830		146,830
Acquisition of treasury stock						(290,591)	(290,591)		(290,591)
Disposal of treasury stock			(1,574)			64,042	62,467		62,467
Others			(4)				(4)		(4)
Changes other than Shareholders’ equity (net)								(135)	(135)

Total changes during the interim accounting period		(2,194,500)	2,192,921		98,014	(226,549)	(130,113)	(135)	(130,249)

Balances as of September 30, 2006	1,383,052	1,383,070	2,549,089	150,000	1,516,957	(999,684)	5,982,484	—	5,982,484

50

Notes to Non-Consolidated Financial Statements

Significant accounting policies

1.	Investments

Investments in subsidiaries and affiliates are stated at cost computed under the moving-average method.

2.	Depreciation for tangible and intangible assets

(1)	Tangible assets

Depreciation for fixed tangible assets is computed under the declining-balance method. The estimated useful lives are as follows:

Leasehold improvements	5 years to 15 years
Equipment and furniture	4 years to 15 years

(2)	Intangible assets

Amortization for intangible assets is computed under the straight-line method over their estimated useful lives. Development costs for internally used software are capitalized and amortized under the straight-line method over the estimated useful lives (5 years).

3.	Reserves and Allowances

(1)	Allowances for loan losses are provided based on individual assessments of the possibility for collection on specific claims.

(2)	Allowances for losses on investment securities are provided based on assessments of the financial conditions and other relevant factors of subsidiaries and affiliates.

(3)	Reserves for employees’ bonuses, which is provided for future bonus payments to employees, reflects an estimated amount accrued at the balance sheet date.

4.	Deferred charges

Bond issuance costs and stock issuance costs are expensed as incurred.

5.	Translation of Foreign Currency Items

Foreign currency assets and liabilities are translated into yen equivalents at exchange rates prevailing at the balance sheet date, except for equity securities of affiliates which are translated at exchange rates prevailing at the acquisition dates. Exchange differences are recognized as gains or losses.

6.	Finance Lease Agreements

Finance leases that do not involve transfer of ownership to lessees are accounted for as operating leases.

7.	Consumption Taxes

National and Local Consumption Taxes are excluded from transaction amounts.

51

Significant changes in accounting policies

In accordance with newly effective Accounting Standards Board Statement No.5 “Accounting Standards for Presentation of Net Assets on Balance Sheet” (December 9, 2005) and Accounting Standards Board Guidance No.8 “Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet” (December 9, 2005), Shareholders’ equity” was renamed as “Net assets” and divided into “Shareholders’ Equity”, “Valuation and translation of adjustment” and “Minority interests”. The amount corresponding to conventional “Shareholders’ equity” was ¥5,982,484 million at the balance sheet date.

Net Assets portion of the financial statements are provided in accordance with revised the Ministry of Finance Ordinance No.38 “Ordinance regarding Interim financial Statements” (August 30, 1977).

Notes to Non-Consolidated Balance Sheet

1.	Amounts of less than one million yen are rounded down.

2.	Accumulated depreciation on Premises and equipment: ¥323 million.

3.	Assets pledged as collateral are as follows:

Equity securities of subsidiaries: ¥72,360 million

Liabilities related to pledged assets are as follows:

Current portion of long term debt: ¥25,000 million

Long-term debt: ¥12,500 million

In addition to items listed above, Other assets of ¥3,000 million have been pledged as deposits.

4.	Guarantees and items of similar nature

(1)	MUFG indemnifies the Bankers Association of Deutschland for the deposit liabilities of the branches of The Bank of Tokyo-Mitsubishi UFJ Ltd., a subsidiary of MUFG, in Germany in accordance with regulations of the Deposit Insurance Corporation of Deutschland. The amount indemnified by MUFG is ¥147,064 million.

(2)	MUFG has entered into subordinated guarantee contracts relating to the preferred securities of MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited, MUFG Capital Finance 3 Limited, and the paying agent.

MUFG Capital Finance 1 Limited: ¥271,170 million

MUFG Capital Finance 2 Limited: ¥112,327 million

MUFG Capital Finance 3 Limited: ¥120,000 million

Notes to Non-Consolidated Statement of Income

1.	Amounts of less than one million yen are rounded down.

2.	Principal components of non-operating expenses are as follows:

Interest on borrowed money: ¥9,001 million

Interest on bonds and notes: ¥2,248 million

Expenses on sale of treasury stock: ¥1,105 million

3.	Depreciation and amortization

Depreciation on tangible assets: ¥61 million

Amortization on intangible assets: ¥63 million

52

Notes to Statement of Changes in Net Assets

Changes in treasury stock

	(thousand shares)
	Preferred Stock	Common Stock	Total
Shares outstanding as of March 31, 2006	—	503	503
Increases over the 6 month period	255	189	445
Decreases over the 6 month period	255	41	297
Shares outstanding as of September 30, 2006	—	651	651

(1)	Increases in treasury preferred stock were due to the request by the Resolution and Collection Corporation for MUFG to repurchase the preferred stock it held.

(2)	Increases in treasury common stock were made through purchases in the open market.

(3)	The preferred stock purchased from the Resolution and Collection Corporation were cancelled.

(4)	Decrease in treasury common stock was made through sales in the open market.

Notes to finance lease transactions

(1)	Finance leases that do not involve transfer of ownership to lessees are as follows:

Estimated acquisition costs	¥39million
Estimated accumulated depreciation	¥36million
Net estimated balance at the balance sheet date	¥2million

(*)	Estimated acquisition costs include interest costs since the future lease payments are insignificant as compared to tangible assets on the balance sheet.

(2)	Total future lease payments

Due within one year	¥2million

(*)	Future lease payments include paid interest since future lease payments are insignificant as compared to tangible assets on the balance sheet.

(3) Lease payments (Estimated depreciation)	¥3million

(4)	Estimated depreciation is computed using straight-line method with no residual value, over the lease contract term.

Notes to securities

Estimated fair value of marketable equity securities of subsidiaries and affiliates

	Balance sheet amount	Market value As of September 30, 2006	Unrealized gains(loses)
Subsidiaries	¥438,557million	¥657,972million	¥219,415million

Affiliates	¥139,662million	¥106,620million	¥(33,041)million

Total	¥578,219million	¥764,593million	¥186,373million

Certain investments securities have been reclassified as investments in affiliates due to the merger with UFJ Holdings, Inc. and the subsequent increases in share ownership. Deferred tax liabilities of ¥92 million and Unrealized gains of ¥135 million, which was attributable to this change, were not recognized in accordance with Accounting Committee Report No.14, “Practical Guidelines for Accounting for Financial Instruments”, issued by the JICPA on January 31, 2000.

53

Selected Interim Financial Information

under Japanese GAAP

For Fiscal Year Ending March 31, 2007

Mitsubishi UFJ Financial Group, Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation

[Contents]

I.	Interim Consolidated Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2007

1. Financial Statements	[ BTMU Consolidated ]	1
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]

2. Statement of Trust Assets and Liabilities	[ MUTB ]	13

3. Financial Results	[ MUFG Consolidated ]	16
	[ BTMU + MUTB ]
	[ BTMU Consolidated ]
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]

4. Average Interest Spread	[ BTMU ]	22
	[ MUTB ]

5. Derivative Transactions	[ BTMU Consolidated ]	23
	[ MUTB Consolidated ]

6. Fair Value Information on Securities	[ MUFG Consolidated ]	25
	[ BTMU Consolidated ]
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]
	[ Trust Accounts ]

7. Return on Equity	[ MUFG Consolidated ]	27

8. Risk-Adjusted Capital Ratio Based on BIS Standards	[ MUFG Consolidated ]	27
	[ BTMU Consolidated ]
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]

II. Loan Portfolio and Other

1. Risk-Monitored Loans	[ MUFG Consolidated ]	30
	[ BTMU + MUTB ]
	[ BTMU Consolidated ]
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]
	[ Trust Accounts ]

2. Classification of Risk-Monitored Loans	[ MUFG Consolidated ]	33
	[ BTMU Consolidated ]
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]

3. Allowance for Loan Losses	[ MUFG Consolidated ]	38
	[ BTMU Consolidated ]
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]
	[ Trust Accounts ]

4. Coverage Ratio against Risk-Monitored Loans	[ MUFG Consolidated ]	40
	[ BTMU Consolidated ]
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]

5. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU + MUTB ] [ BTMU ]	41
	[ MUTB ]
	[ Trust Accounts ]
6. Status of Coverage on Non Performing Loans Based on the “FRL”	[ BTMU + MUTB ]	41
	[ BTMU ]
	[ MUTB ]
	[ Trust Accounts ]

7. Progress in the Disposal of Problem Assets	[ BTMU + MUTB ]	45
	[ BTMU ]
	[ MUTB ]

8-1. Classification of Loans by Type of Industry	[ BTMU + MUTB ]	54
	[ BTMU ]
	[ MUTB ]
	[ Trust Accounts ]

8-2. Domestic Consumer Loans	[ BTMU + MUTB ]	56
	[ BTMU ]
	[ MUTB ]
	[ Trust Accounts ]

8-3. Domestic Loans to Small / Medium Sized Companies and Proprietors	[ BTMU + MUTB ]	57
	[ BTMU ]
	[ MUTB ]
	[ Trust Accounts ]

9. Overseas Loans	[ BTMU + MUTB ]	58

10. Loans and Deposits	[ BTMU + MUTB ]	59
	[ BTMU ]
	[ MUTB ]

11. Domestic Deposits	[ BTMU + MUTB ]	60
	[ BTMU ]
	[ MUTB ]

12. Number of Employees	[ BTMU + MUTB ]	61
	[ BTMU ]
	[ MUTB ]

13. Number of Offices	[ BTMU + MUTB ]	62
	[ BTMU ]
	[ MUTB ]

14. Status of Deferred Tax Assets	[ BTMU + MUTB ]	63
	[ BTMU ]
	[ MUTB ]

15. Employees’ Retirement Benefits	[ MUFG Consolidated ]	66
	[ BTMU ]
	[ MUTB ]

16. Earning Projections for Fiscal Year Ending March 31, 2006	[ MUFG Consolidated ]	68
	[ MUFG ]
	[ BTMU Consolidated ]
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]

I. Interim Consolidated Financial Highlights under Japanese GAAP for Fiscal Year Ending March 31, 2007

1.	Financial Statements

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries

Consolidated Balance Sheet

	As of September 30, 2006 (A)	As of September 30, 2005		Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (C)	Increase/ (Decrease) (A) - (C)
(in millions of yen)		ex-BTM (B)	(Reference) ex-UFJBK
Assets:
Cash and due from banks	7,926,420	9,165,133	6,277,066	(1,238,713)	11,274,216	(3,347,795)
Call loans and bills bought	2,061,452	1,003,130	281,486	1,058,321	2,660,810	(599,358)
Receivables under resale agreements	320,527	284,809	9,960	35,718	266,340	54,186
Receivables under securities borrowing transactions	1,489,139	1,560,382	891,250	(71,243)	2,738,240	(1,249,101)
Commercial paper and other debt purchased	3,503,937	2,271,108	371,828	1,232,829	2,533,592	970,345
Trading assets	4,501,913	3,978,705	950,919	523,208	5,773,838	(1,271,925)
Money held in trust	265,903	278,393	11,918	(12,489)	283,487	(17,584)
Investment securities	40,489,391	24,929,269	19,873,966	15,560,122	42,246,750	(1,757,358)
Allowance for losses on investment securities	(21,680)	(1,668)	—	(20,012)	(27,016)	5,336
Loans and bills discounted	76,337,877	39,597,663	35,695,513	36,740,213	76,279,697	58,180
Foreign exchanges	1,368,145	726,270	667,793	641,875	1,262,744	105,401
Other assets	4,359,306	2,536,592	1,786,346	1,822,714	5,429,392	(1,070,086)
Tangible fixed assets	1,494,729	—	—	1,494,729	—	1,494,729
Intangible fixed assets	412,513	—	—	412,513	—	412,513
Premises and equipment	—	761,108	518,059	(761,108)	1,222,281	(1,222,281)
Deferred tax assets	647,645	39,874	828,729	607,771	709,616	(61,971)
Goodwill	—	—	—	—	7,117	(7,117)
Customers’ liabilities for acceptances and guarantees	10,589,001	4,735,886	4,171,805	5,853,115	9,344,346	1,244,655
Allowance for loan losses	(1,022,300)	(479,815)	(1,006,085)	(542,484)	(1,232,496)	210,195
Allowance for losses on investment securities	—	—	(3,254)	—	—	—

Total assets	154,723,925	91,386,844	71,327,305	63,337,081	160,772,959	(6,049,034)

Liabilities:
Deposits	104,683,201	58,964,804	47,702,283	45,718,396	107,528,644	(2,845,442)
Negotiable certificates of deposit	5,242,607	1,799,913	2,705,696	3,442,694	5,457,746	(215,138)
Call money and bills sold	1,914,085	7,088,514	6,143,366	(5,174,429)	8,344,368	(6,430,283)
Payables under repurchase agreements	3,672,897	3,390,706	1,775,302	282,190	3,948,282	(275,385)
Payables under securities lending transactions	3,566,229	1,007,326	264,000	2,558,902	2,105,030	1,461,198
Commercial paper	489,920	192,972	81,581	296,947	324,384	165,535
Trading liabilities	1,011,339	632,552	216,378	378,787	1,132,347	(121,007)
Borrowed money	4,453,036	955,794	750,674	3,497,242	2,454,938	1,998,097
Foreign exchanges	783,479	1,443,553	208,186	(660,074)	1,311,945	(528,466)
Short-term corporate bonds	294,600	337,900	149,000	(43,300)	375,700	(81,100)
Bonds and notes	5,293,233	3,314,746	2,256,426	1,978,487	5,415,141	(121,908)
Other liabilities	3,834,134	2,895,990	1,855,582	938,143	4,184,752	(350,618)
Reserve for employees’ bonuses	26,239	9,731	13,524	16,508	28,293	(2,053)
Reserve for employees’ retirement benefits	48,755	26,780	7,141	21,974	51,622	(2,867)
Reserve for expenses related to EXPO 2005 Japan	—	200	—	(200)	—	—
Reserve for contingent losses	94,220	—	—	94,220	—	94,220
Reserves under special laws	31	31	—	0	31	—
Deferred tax liabilities	64,212	64,132	2,528	80	64,205	6
Deferred tax liabilities for land revaluation	201,560	124,244	81,375	77,315	202,531	(971)
Acceptances and guarantees	10,589,001	4,735,886	4,171,805	5,853,115	9,344,346	1,244,655

Total liabilities	146,262,785	86,985,782	68,384,855	59,277,002	152,274,314	(6,011,529)

Net assets:
Capital stock	996,973	—	—	996,973	—	996,973
Capital surplus	2,767,590	—	—	2,767,590	—	2,767,590
Retained earnings	1,918,358	—	—	1,918,358	—	1,918,358
Total shareholders’ equity	5,682,921	—	—	5,682,921	—	5,682,921
Net unrealized gains (losses) on securities	1,062,180	—	—	1,062,180	—	1,062,180
Net deferred gains (losses) on hedging instruments	(62,280)	—	—	(62,280)	—	(62,280)
Land revaluation excess	244,320	—	—	244,320	—	244,320
Foreign currency translation adjustments	(53,343)	—	—	(53,343)	—	(53,343)
Total valuation and translation adjustments	1,190,877	—	—	1,190,877	—	1,190,877
Minority interests	1,587,341	—	—	1,587,341	—	1,587,341

Total net assets	8,461,140	—	—	8,461,140	—	8,461,140

Total liabilities and net assets	154,723,925	—	—	154,723,925	—	154,723,925

Minority interests	—	387,639	786,252	(387,639)	1,724,584	(1,724,584)

Shareholder’s equity:
Capital stock	—	996,973	1,258,582	(996,973)	996,973	(996,973)
Capital surplus	—	806,928	268,427	(806,928)	2,767,590	(2,767,590)
Retained earnings	—	1,400,513	319,222	(1,400,513)	1,620,151	(1,620,151)
Land revaluation excess	—	158,749	88,665	(158,749)	245,686	(245,686)
Unrealized gains on securities available for sale	—	731,855	288,617	(731,855)	1,187,117	(1,187,117)
Foreign currency translation adjustments	—	(81,598)	(67,317)	81,598	(43,458)	43,458

Total shareholder’s equity	—	4,013,422	2,156,197	(4,013,422)	6,774,059	(6,774,059)

Total liabilities, minority interest and shareholder’s equity	—	91,386,844	71,327,305	(91,386,844)	160,772,959	(160,772,959)

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries

Consolidated Statement of Operations

	Six months ended September 30, 2006 (A)	Six months ended September 30, 2005		Increase/ (Decrease) (A) - (B)	Fiscal year ended March 31, 2006
(in millions of yen)		ex-BTM (B)	(Reference) ex-UFJBK
Ordinary income:
Interest income:	1,443,411	681,397	508,152	762,013	1,800,672
(Interest on loans and discounts)	942,670	417,441	337,091	525,229	1,098,606
(Interest and dividends on securities)	273,477	133,539	89,603	139,937	422,549
Trust fees	12,058	9,614	—	2,444	21,551
Fees and commissions	444,391	227,016	187,253	217,375	586,527
Trading profits	61,276	51,300	5,521	9,976	107,437
Other business income	167,080	102,839	206,315	64,240	236,027
Other ordinary income	146,934	49,536	58,640	97,397	179,598

Total ordinary income	2,275,152	1,121,705	965,883	1,153,447	2,931,816

Ordinary expenses:
Interest expense:	607,506	258,815	146,875	348,691	690,371
(Interest on deposits)	299,339	133,502	49,026	165,836	344,025
Fees and commissions	49,571	23,904	32,412	25,667	73,971
Trading losses	—	—	8,606	—	687
Other business expenses	70,161	38,055	85,062	32,105	119,663
General and administrative expenses	801,169	449,831	306,905	351,338	1,102,273
Other ordinary expenses	211,859	51,307	67,996	160,551	257,333

Total ordinary expenses	1,740,268	821,915	647,859	918,353	2,244,300

Ordinary profit	534,884	299,790	318,023	235,093	687,515

Extraordinary gains	184,732	112,780	272,050	71,951	294,484
Extraordinary losses	49,677	3,076	56,507	46,601	16,239

Income before income taxes and others	669,938	409,495	533,567	260,443	965,760

Income taxes-current	32,843	30,768	25,794	2,075	74,347
Income taxes-deferred	184,223	132,293	104,797	51,929	354,651
Minority interests	21,722	17,925	1,400	3,796	52,614

Net income	431,149	228,506	401,575	202,642	484,147

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries

Consolidated Statement of Changes in Net Assets

	(in millions of yen)
	Shareholder’s equity				Valuation and translation adjustments					Minority interests	Total net assets
	Capital stock	Capital surplus	Retained earnings	Total	Net unrealized gains (losses) on securities	Deferred gains (losses) on hedging instruments	Revaluation reserve for land	Foreign currency translation adjustments	Total
Balances as of March 31, 2006	996,973	2,767,590	1,620,151	5,384,714	1,187,117	—	245,686	(43,458)	1,389,345	1,724,584	8,498,644

Changes during the interim accounting period
Dividends from surplus			(131,186)	(131,186)							(131,186)
Net Income			431,149	431,149							431,149
Reversal of land revaluation excess			1,421	1,421							1,421
Decrease in companies accounted for under the equity method			(2,706)	(2,706)							(2,706)
Decrease caused by additional consolidated subsidiaries related to changes in accounting standard			(470)	(470)							(470)
Changes other than Shareholders’ equity (net)					(124,936)	(62,280)	(1,366)	(9,884)	(198,467)	(137,243)	(335,711)

Total changes during the interim accounting period	—	—	298,206	298,206	(124,936)	(62,280)	(1,366)	(9,884)	(198,467)	(137,243)	(37,504)

Balances as of September 30, 2006	996,973	2,767,590	1,918,358	5,682,921	1,062,180	(62,280)	244,320	(53,343)	1,190,877	1,587,341	8,461,140

Note: Total net assets as of March 31, 2006 includes the amount of Minority interests.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries

Consolidated Statement of Capital Surplus and Retained Earnings

(for reference purpose)

	Six months ended
	September 30, 2005		Fiscal year ended March 31, 2006
(in millions of yen)	ex-BTM	ex-UFJBK
Balance of capital surplus at beginning of fiscal year	806,928	893,324	806,928
Increase:	—	—	1,960,661
Merger	—	—	1,960,661
Dencrease:	—	624,897	—
Transfer to Retained earnings	—	624,897	—

Balance of capital surplus at end of (interim) fiscal year	806,928	268,427	2,767,590

Balance of retained earnings at beginning of fiscal year	1,346,203	(705,016)	1,346,203
Increase:	229,342	1,026,472	1,148,296
Net income	228,506	401,575	484,147
Reversal in land revaluation excess	836	—	2,476
Merger	—	—	661,672
Transfer from Capital surplus	—	624,897	—
Decrease:	175,032	2,234	874,348
Cash dividends	166,229	—	806,276
Bonuses to Directors	47	—	47
Increase in subsidiaries and affiliates accounted for under the equity method resulting from the merger	—	—	59,268
Decrease in affiliates accounted for under the equity method	1,055	—	1,055
Changes in accounting standard in overseas consolidated subsidiaries	7,700	—	7,700
Reversal in land revaluation excess	—	2,234	—

Balance of retained earnings at end of (interim) fiscal year	1,400,513	319,222	1,620,151

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Non-Consolidated Balance Sheet

	As of September 30, 2006 (A)	As of September 30, 2005		Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (C)	Increase/ (Decrease) (A) - (C)
(in millions of yen)		ex-BTM (B)	(Reference) ex-UFJBK
Assets:
Cash and due from banks	7,670,917	8,903,630	6,143,609	(1,232,713)	10,846,488	(3,175,571)
Call loans	1,881,991	654,621	287,503	1,227,370	1,995,900	(113,909)
Receivables under resale agreements	255,140	205,950	—	49,189	193,473	61,667
Receivables under securities borrowing transactions	1,489,139	1,560,382	891,250	(71,243)	2,738,240	(1,249,101)
Bills bought	—	—	—	—	530,200	(530,200)
Commercial paper and other debt purchased	2,625,173	1,181,888	166,126	1,443,284	1,753,884	871,288
Trading assets	4,514,066	3,960,025	942,299	554,040	5,804,223	(1,290,157)
Money held in trust	265,752	278,391	11,918	(12,638)	283,155	(17,403)
Investment securities	40,272,163	24,754,165	20,107,656	15,517,998	42,159,651	(1,887,487)
Allowance for losses on investment securities	(128,238)	(1,668)	—	(126,570)	(134,331)	6,093
Loans and bills discounted	69,538,871	35,413,450	34,213,030	34,125,421	69,587,196	(48,324)
Foreign exchanges	1,365,537	736,309	659,017	629,227	1,265,985	99,551
Other assets	2,868,035	1,818,403	1,274,512	1,049,631	3,158,035	(290,000)
Tangible fixed assets	958,401	—	—	958,401	—	958,401
Intangible fixed assets	257,445	—	—	257,445	—	257,445
Premises and equipment	—	664,170	491,025	(664,170)	1,056,743	(1,056,743)
Deferred tax assets	598,212	49,075	793,379	549,137	599,840	(1,628)
Customers’ liabilities for acceptances and guarantees	6,832,565	4,093,016	4,170,088	2,739,549	6,180,736	651,829
Allowance for loan losses	(714,493)	(352,707)	(812,099)	(361,785)	(928,134)	213,641
Allowance for losses on investment securities	—	—	(137,325)	—	—	—

Total assets	140,550,683	83,919,107	69,201,992	56,631,576	147,091,292	(6,540,608)

Liabilities:
Deposits	98,174,273	53,902,462	46,475,651	44,271,810	101,092,544	(2,918,270)
Negotiable certificates of deposit	5,497,619	1,824,066	2,874,496	3,673,552	5,716,110	(218,491)
Call money	1,823,305	872,493	1,271,065	950,811	1,769,921	53,383
Payables under repurchase agreements	3,596,944	3,278,569	1,775,302	318,374	3,821,352	(224,408)
Payables under securities lending transactions	3,428,862	936,030	176,891	2,492,832	1,922,450	1,506,412
Bills sold	—	6,193,500	4,845,900	(6,193,500)	6,536,500	(6,536,500)
Trading liabilities	970,916	613,466	212,158	357,449	1,101,840	(130,924)
Borrowed money	6,057,235	1,621,636	1,728,754	4,435,599	3,998,983	2,058,252
Foreign exchanges	785,576	1,444,760	211,249	(659,184)	1,315,382	(529,805)
Short-term corporate bonds	294,600	337,900	149,000	(43,300)	375,700	(81,100)
Bonds and notes	3,631,585	2,522,115	1,697,440	1,109,470	3,956,690	(325,104)
Other liabilities	2,422,802	2,295,563	1,284,268	127,238	2,469,563	(46,761)
Reserve for employees’ bonuses	15,948	7,224	6,723	8,723	14,218	1,730
Reserve for employees’ retirement benefits	11,239	17,361	—	(6,121)	11,153	86
Reserve for expenses related to EXPO 2005 Japan	—	200	—	(200)	—	—
Reserve for contingent losses	72,515	—	—	72,515	—	72,515
Reserves under special laws	31	31	—	—	31	—
Deferred tax liabilities for land revaluation	201,560	124,244	81,375	77,315	202,531	(971)
Acceptances and guarantees	6,832,565	4,093,016	4,170,088	2,739,549	6,180,736	651,829

Total liabilities	133,817,583	80,084,644	66,960,366	53,732,939	140,485,710	(6,668,126)

Net assets:
Capital stock	996,973	—	—	996,973	—	996,973
Capital surplus	2,767,590	—	—	2,767,590	—	2,767,590
Capital reserve	2,767,590	—	—	2,767,590	—	2,767,590
Retained earnings	1,698,031	—	—	1,698,031	—	1,698,031
Revenue reserve	190,044	—	—	190,044	—	190,044
Other retained earnings	1,507,987	—	—	1,507,987	—	1,507,987
Total shareholders’ equity	5,462,595	—	—	5,462,595	—	5,462,595
Net unrealized gains (losses) on securities	1,076,356	—	—	1,076,356	—	1,076,356
Net deferred gains (losses) on hedging instruments	(50,171)	—	—	(50,171)	—	(50,171)
Land revaluation excess	244,320	—	—	244,320	—	244,320
Total valuation and translation adjustments	1,270,505	—	—	1,270,505	—	1,270,505

Total net assets	6,733,100	—	—	6,733,100	—	6,733,100

Total liabilities and net assets	140,550,683	—	—	140,550,683	—	140,550,683

Shareholder’s equity:
Capital stock	—	996,973	1,258,582	(996,973)	996,973	(996,973)
Capital surplus	—	806,928	268,427	(806,928)	2,767,590	(2,767,590)
Capital reserve	—	806,928	268,427	(806,928)	2,767,590	(2,767,590)
Retained earnings	—	1,138,991	427,297	(1,138,991)	1,404,884	(1,404,884)
Revenue reserve	—	190,044	—	(190,044)	190,044	(190,044)
Voluntary reserve	—	720,629	—	(720,629)	720,629	(720,629)
Unappropriated retained earnings	—	228,316	427,297	(228,316)	494,209	(494,209)
Net income for the period	—	208,172	429,531	(208,172)	450,799	(450,799)
Land revaluation excess	—	158,749	88,838	(158,749)	245,742	(245,742)
Unrealized gains on securities available for sale	—	732,821	198,480	(732,821)	1,190,391	(1,190,391)

Total shareholder’s equity	—	3,834,463	2,241,625	(3,834,463)	6,605,581	(6,605,581)

Total liabilities, minority interest and shareholder’s equity	—	83,919,107	69,201,992	(83,919,107)	147,091,292	(147,091,292)

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Non-Consolidated Statement of Operations

	Six months ended September 30, 2006 (A)	Six months ended September 30, 2005		Increase/ (Decrease) (A) - (B)	Fiscal year ended March 31, 2006
(in millions of yen)		ex-BTM (B)	(Reference) ex-UFJBK
Ordinary income:
Interest income:	1,152,772	537,237	475,554	615,534	1,449,881
(Interest on loans and discounts)	678,840	304,032	302,060	374,807	787,546
(Interest and dividends on securities)	262,341	132,882	134,580	129,459	405,407
Fees and commissions	271,565	123,208	149,259	148,357	341,553
Trading profits	60,588	38,196	2,647	22,392	101,096
Other business income	164,593	92,313	128,372	72,280	218,467
Other ordinary income	45,427	35,556	40,781	9,870	106,016

Total ordinary income	1,694,948	826,512	796,616	868,435	2,217,015

Ordinary expenses:
Interest expense:	577,865	222,143	126,824	355,721	620,716
(Interest on deposits)	268,392	119,221	46,488	149,170	306,435
Fees and commissions	61,690	22,494	52,687	39,196	72,999
Trading losses	—	2,694	6,779	(2,694)	9,505
Other business expenses	68,979	35,348	14,685	33,630	110,157
General and administrative expenses	527,821	274,518	247,768	253,303	687,990
Other ordinary expenses	100,240	34,346	104,160	65,894	152,753

Total ordinary expenses	1,336,597	591,545	552,906	745,051	1,654,123

Ordinary profit	358,350	234,966	243,710	123,384	562,892

Extraordinary gains	234,954	118,748	360,544	116,205	266,005
Extraordinary losses	48,802	2,803	46,766	45,998	15,213

Income before income taxes and others	544,502	350,911	557,488	193,590	813,684

Income taxes-current	8,837	11,818	2,104	(2,980)	14,764
Income taxes-deferred	112,752	130,921	125,852	(18,168)	348,120

Net income	422,912	208,172	429,531	214,739	450,799

Unappropriated retained earnings brought forward	—	19,308	—	—	680,981
Reversal of land revaluation excess	—	836	(2,234)	—	2,476
Interim dividends	—	—	—	—	640,047
Unappropriated retained earnings	—	228,316	427,297	—	494,209

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries

Consolidated Balance Sheet

	As of September 30, 2006 (A)	As of September 30, 2005		Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (C)	Increase/ (Decrease) (A) - (C)
(in millions of yen)		ex-MTB (B)	(Reference) ex-UFJTB
Assets:
Cash and due from banks	835,172	1,113,547	216,796	(278,374)	1,307,093	(471,920)
Call loans and bills bought	259,300	587,631	3,528	(328,331)	25,293	234,006
Receivables under securities borrowing transactions	63,144	828,513	—	(765,368)	402,759	(339,615)
Commercial paper and other debt purchased	124,560	90,438	41,268	34,122	151,415	(26,854)
Trading assets	285,673	298,892	6,140	(13,219)	314,858	(29,185)
Money held in trust	2,425	13,408	—	(10,983)	13,001	(10,576)
Investment securities	7,031,885	4,629,874	1,857,306	2,402,011	5,954,279	1,077,606
Allowance for losses on investment securities	(37)	(26)	(268)	(10)	(167)	130
Loans and bills discounted	10,185,808	8,314,666	2,840,286	1,871,141	10,325,302	(139,493)
Foreign exchanges	6,299	9,787	5,928	(3,487)	5,148	1,150
Other assets	623,737	603,358	137,160	20,378	703,174	(79,437)
Tangible fixed assets	196,281	—	—	196,281	—	196,281
Intangible fixed assets	81,828	—	—	81,828	—	81,828
Premises and equipment	—	157,577	75,869	(157,577)	235,238	(235,238)
Deferred tax assets	2,175	59,471	107,514	(57,295)	2,084	91
Customers’ liabilities for acceptances and guarantees	283,380	176,854	71,913	106,526	240,545	42,834
Allowance for loan losses	(87,906)	(140,581)	(35,861)	52,674	(125,119)	37,212

Total assets	19,893,728	16,743,413	5,327,582	3,150,315	19,554,907	338,821

Liabilities:
Deposits	11,413,665	9,986,771	2,713,035	1,426,893	11,955,229	(541,564)
Negotiable certificates of deposit	1,637,103	1,375,115	266,860	261,988	1,121,847	515,256
Call money and bills sold	267,645	383,540	255,527	(115,894)	517,077	(249,432)
Payables under repurchase agreements	52,623	93,467	—	(40,844)	33,999	18,623
Payables under securities lending transactions	631,839	1,077,493	—	(445,653)	653,911	(22,071)
Trading liabilities	39,139	52,457	3,736	(13,318)	55,493	(16,353)
Borrowed money	1,248,824	194,312	19,265	1,054,511	210,499	1,038,324
Foreign exchanges	491	189	0	301	689	(197)
Short-term corporate bonds	258,100	140,800	—	117,300	10,200	247,900
Bonds and notes	335,900	382,500	83,500	(46,600)	385,300	(49,400)
Due to trust accounts	1,796,608	1,410,842	1,504,004	385,766	2,429,068	(632,459)
Other liabilities	268,272	306,778	20,411	(38,505)	322,373	(54,101)
Reserve for employees’ bonuses	6,165	3,705	1,611	2,460	5,988	177
Reserve for employees’ retirement benefits	1,772	1,180	661	592	10,431	(8,659)
Reserve for contingent losses	5,417	—	—	5,417	—	5,417
Reserve for losses related to land trust	—	—	1,074	—	—	—
Reserve for expenses related to EXPO 2005 Japan	—	123	—	(123)	—	—
Deferred tax liabilities	17,166	532	—	16,633	7,124	10,041
Deferred tax liabilities for land revaluation	7,607	8,064	8,894	(457)	8,344	(736)
Acceptances and guarantees	283,380	176,854	71,913	106,526	240,545	42,834

Total liabilities	18,271,723	15,594,728	4,950,495	2,676,995	17,968,124	303,599

Net assets:
Capital stock	324,279	—	—	324,279	—	324,279
Capital surplus	582,419	—	—	582,419	—	582,419
Retained earnings	396,104	—	—	396,104	—	396,104
Total shareholder’s equity	1,302,802	—	—	1,302,802	—	1,302,802
Net unrealized gains on securities	328,805	—	—	328,805	—	328,805
Net deferred gains (losses) on hedging instruments	(7,695)	—	—	(7,695)	—	(7,695)
Land revaluation excess	(10,659)	—	—	(10,659)	—	(10,659)
Foreign currency translation adjustments	(1,561)	—	—	(1,561)	—	(1,561)
Total valuation and translation adjustments	308,890	—	—	308,890	—	308,890
Minority interests	10,312	—	—	10,312	—	10,312

Total net assets	1,622,005	—	—	1,622,005	—	1,622,005

Total liabilities and net assets	19,893,728	—	—	19,893,728	—	19,893,728

Minority interests	—	5,884	73	(5,884)	11,444	(11,444)

Shareholder’s equity:
Capital stock	—	324,279	280,536	(324,279)	324,279	(324,279)
Capital surplus	—	274,752	14,903	(274,752)	582,419	(582,419)
Retained earnings	—	332,235	27,298	(332,235)	302,012	(302,012)
Land revaluation excess	—	(8,218)	10,425	8,218	(11,002)	11,002
Unrealized gains on securities available for sale	—	224,622	44,558	(224,622)	380,671	(380,671)
Foreign currency translation adjustments	—	(4,869)	(708)	4,869	(3,042)	3,042

Total shareholder’s equity	—	1,142,800	377,013	(1,142,800)	1,575,338	(1,575,338)

Total liabilities, minority interests and shareholder’s equity	—	16,743,413	5,327,582	(16,743,413)	19,554,907	(19,554,907)

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries

Consolidated Statement of Operations

	Six months ended September 30, 2006 (A)	Six months ended September 30, 2005		Increase/ (Decrease) (A) - (B)	Fiscal year ended March 31, 2006
(in millions of yen)		ex-MTB (B)	(Reference) ex-UFJTB
Ordinary income:
Trust fees	67,443	31,475	23,946	35,968	102,359
Interest income:	175,685	117,335	20,795	58,350	284,123
(Interest on loans and discounts)	69,161	47,442	13,171	21,719	109,987
(Interest and dividends on securities)	87,065	47,762	6,976	39,302	129,483
Fees and commissions	87,310	50,772	38,758	36,538	142,158
Trading profits	11,627	1,243	270	10,383	2,516
Other business income	10,381	39,889	5,275	(29,507)	51,940
Other ordinary income	21,366	6,063	11,004	15,302	39,783

Total ordinary income	373,815	246,778	100,050	127,036	622,881

Ordinary expenses:
Interest expense:	54,602	50,639	6,167	3,962	103,536
(Interest on deposits)	30,956	26,477	1,793	4,479	58,886
Fees and commissions	5,956	5,503	4,533	453	9,547
Trading losses	122	6,154	—	(6,032)	5,558
Other business expenses	40,355	18,118	1,660	22,236	40,541
General and administrative expenses	127,374	81,781	40,411	45,593	212,224
Other ordinary expenses	7,730	19,994	18,850	(12,264)	26,816

Total ordinary expenses	236,141	182,191	71,622	53,949	398,224

Ordinary profit	137,674	64,587	28,427	73,087	224,657

Extraordinary gains	39,727	24,319	29,406	15,408	65,558
Extraordinary losses	3,707	474	28,445	3,233	21,109

Income before income taxes and others	173,694	88,432	29,388	85,262	269,105

Income taxes-current	2,895	(1,588)	1,827	4,483	833
Income taxes-deferred	50,567	34,881	15,203	15,686	113,306
Minority interests	910	712	1	198	2,776

Net income	119,320	54,426	12,356	64,894	152,189

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries

Consolidated Statement of Changes in Net Assets

	(in millions of yen)
	Shareholder’s equity				Valuation and translation adjustments					Minority interests	Total net assets
	Capital stock	Capital surplus	Retained earnings	Total	Net unrealized gains on securities	Deferred gains (losses) on hedging instruments	Revaluation reserve for land	Foreign currency translation adjustments	Total
Balances as of March 31, 2006	324,279	582,419	302,012	1,208,711	380,671	—	(11,002)	(3,042)	366,627	11,444	1,586,783
Changes during the interim accounting period
Dividends from surplus			(25,429)	(25,429)							(25,429)
Net income			119,320	119,320							119,320
Reversal of land revaluation excess			200	200							200
Changes other than shareholder’s equity (net)					(51,866)	(7,695)	343	1,481	(57,736)	(1,132)	(58,869)
Total changes during the interim accounting period	—	—	94,091	94,091	(51,866)	(7,695)	343	1,481	(57,736)	(1,132)	35,221
Balances as of September 30, 2006	324,279	582,419	396,104	1,302,802	328,805	(7,695)	(10,659)	(1,561)	308,890	10,312	1,622,005
Note: Total net assets as of March 31, 2006 includes the amount of Minority interests.

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries

Consolidated Statement of Capital Surplus and Retained Earnings

(for reference purpose)

	Six months ended September 30, 2005		Fiscal year ended March 31, 2006
(in millions of yen)	ex-MTB	ex-UFJTB
Balance of capital surplus at beginning of fiscal year	274,752	57,699	274,752
Increase:	—	—	307,667
Merger	—	—	307,667
Decrease:	—	42,796	—
Transfer to Retained earnings	—	42,796	—

Balance of capital surplus at end of (interim) fiscal year	274,752	14,903	582,419

Balance of retained earnings at beginning of fiscal year	292,769	(27,913)	292,769
Increase:	54,503	55,212	213,979
Net income	54,426	12,356	152,189
Merger	—	—	45,191
Increase in subsidiaries and affiliates accounted for under the equity method resulting from the merger	—	—	16,522
Decrease in affiliates accounted for by the equity method	76	—	76
Transfer from capital surplus	—	42,796	—
Reversal of land revaluation excess	—	60	—
Decrease:	15,036	—	204,736
Cash dividends	13,964	—	203,975
Reversal of land revaluation excess	1,071	—	761

Balance of retained earnings at end of (interim) fiscal year	332,235	27,298	302,012

Mitsubishi UFJ Trust and Banking Corporation

Non-Consolidated Balance Sheet

	As of September 30, 2006 (A)	As of September 30, 2005		Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (C)	Increase/ (Decrease) (A) - (C)
(in millions of yen)		ex-MTB (B)	(Reference) ex-UFJTB
Assets:
Cash and due from banks	749,751	1,039,822	216,046	(290,070)	798,172	(48,420)
Call loans	259,300	587,631	—	(328,331)	25,293	234,006
Receivables under securities borrowing transactions	29,670	250,273	—	(220,603)	233,697	(204,027)
Commercial paper and other debt purchased	124,414	90,438	41,268	33,975	151,415	(27,000)
Trading assets	283,917	298,471	6,140	(14,553)	314,489	(30,572)
Money held in trust	2,425	13,408	—	(10,983)	13,001	(10,576)
Investment securities	6,835,794	4,623,937	1,968,636	2,211,856	5,791,091	1,044,702
Allowance for losses on investment securities	(37)	(26)	(268)	(10)	(167)	130
Loans and bills discounted	10,246,264	8,331,950	2,861,164	1,914,314	10,391,395	(145,131)
Foreign exchanges	6,299	9,787	5,928	(3,487)	5,148	1,150
Other assets	642,171	595,357	134,761	46,814	680,672	(38,500)
Tangible fixed assets	110,780	—	—	110,780	—	110,780
Intangible fixed assets	59,487	—	—	59,487	—	59,487
Premises and equipment	—	133,322	45,108	(133,322)	171,314	(171,314)
Deferred tax assets	—	58,286	99,917	(58,286)	—	—
Customers’ liabilities for acceptances and guarantees	277,073	184,717	79,354	92,356	236,807	40,266
Allowance for loan losses	(86,718)	(140,188)	(35,587)	53,470	(124,448)	37,729

Total assets	19,540,594	16,077,187	5,422,472	3,463,406	18,687,883	852,710

Liabilities:
Deposits	11,381,458	9,955,942	2,716,297	1,425,516	11,889,329	(507,871)
Negotiable certificates of deposit	1,740,103	1,375,115	371,360	364,988	1,224,847	515,256
Call money	267,645	116,640	255,527	151,005	67,677	199,967
Payables under repurchase agreements	168,853	93,467	—	75,386	33,999	134,854
Payables under securities lending transactions	482,135	499,037	—	(16,902)	484,854	(2,719)
Bills sold	—	266,900	—	(266,900)	449,400	(449,400)
Trading liabilities	37,284	52,457	3,736	(15,173)	55,493	(18,208)
Borrowed money	1,270,724	235,815	20,500	1,034,908	234,228	1,036,495
Foreign exchanges	496	235	0	260	699	(203)
Short-term corporate bonds	258,100	140,800	—	117,300	10,200	247,900
Bonds and notes	314,000	339,500	79,000	(25,500)	359,400	(45,400)
Due to trust accounts	1,490,109	1,410,842	1,504,004	79,267	1,761,850	(271,740)
Other liabilities	256,462	269,702	16,417	(13,239)	317,345	(60,882)
Reserve for employees’ bonuses	4,507	2,754	1,127	1,753	4,343	164
Reserve for employees’ retirement benefits	—	—	235	—	8,709	(8,709)
Reserve for contingent losses	5,417	—	—	5,417	—	5,417
Reserve for losses related to land trust	—	—	1,074	—	—	—
Reserve for expenses related to EXPO 2005 Japan	—	123	—	(123)	—	—
Deferred tax liabilities	17,092	—	—	17,092	7,085	10,007
Deferred tax liabilities for land revaluation	5,796	6,122	647	(326)	6,401	(605)
Acceptances and guarantees	277,073	184,717	79,354	92,356	236,807	40,266

Total liabilities	17,977,262	14,950,174	5,049,282	3,027,088	17,152,675	824,587

Net assets:
Capital stock	324,279	—	—	324,279	—	324,279
Capital surplus:	582,419	—	—	582,419	—	582,419
Capital reserve	250,619	—	—	250,619	—	250,619
Other Capital surplus	331,800	—	—	331,800	—	331,800
Retained earnings:	348,135	—	—	348,135	—	348,135
Revenue reserve	73,714	—	—	73,714	—	73,714
Other retained earnings	274,421	—	—	274,421	—	274,421
Total shareholders’ equity	1,254,834	—	—	1,254,834	—	1,254,834
Net unrealized gains on securities	326,389	—	—	326,389	—	326,389
Net deferred gains (losses) on hedging instruments	(7,695)	—	—	(7,695)	—	(7,695)
Land revaluation excess	(10,197)	—	—	(10,197)	—	(10,197)
Total valuation and translation adjustments	308,497	—	—	308,497	—	308,497

Total net assets	1,563,331	—	—	1,563,331	—	1,563,331

Total liabilities and net assets	19,540,594	—	—	19,540,594	—	19,540,594

Shareholder’s equity:
Capital stock	—	324,279	280,536	(324,279)	324,279	(324,279)
Capital surplus:	—	274,752	14,903	(274,752)	582,419	(582,419)
Capital reserve	—	274,752	14,903	(274,752)	582,419	(582,419)
Retained earnings:	—	312,193	45,191	(312,193)	260,964	(260,964)
Revenue reserve	—	49,526	24,187	(49,526)	73,714	(73,714)
Voluntary reserves	—	189,206	—	(189,206)	189,206	(189,206)
Unappropriated profit:	—	73,460	21,004	(73,460)	(1,955)	1,955
Net income	—	53,932	20,944	(53,932)	147,211	(147,211)
Land revaluation excess	—	(7,936)	(2,472)	7,936	(10,721)	10,721
Unrealized gains on securities available for sale	—	223,724	35,031	(223,724)	378,266	(378,266)

Total shareholder’s equity	—	1,127,012	373,189	(1,127,012)	1,535,208	(1,535,208)

Total liabilities and shareholder’s equity	—	16,077,187	5,422,472	(16,077,187)	18,687,883	(18,687,883)

Mitsubishi UFJ Trust and Banking Corporation

Non-Consolidated Statement of Operations

(in millions of yen)	Six months ended September 30, 2006 (A)	Six months ended September 30, 2005		Increase/ (Decrease) (A) - (B)	Fiscal year ended March 31, 2006
		ex-MTB (B)	(Reference) ex-UFJTB
Ordinary income:
Trust fees	58,729	31,475	23,946	27,254	92,221
Interest income:	172,407	111,096	20,507	61,311	274,139
(Interest on loans and discounts)	69,593	46,871	13,236	22,722	109,555
(Interest and dividends on securities)	86,173	47,375	6,699	38,798	129,996
Fees and commissions	75,906	44,614	36,305	31,291	126,163
Trading profits	10,417	120	270	10,296	363
Other business income	10,508	39,471	4,314	(28,962)	51,392
Other ordinary income	18,134	5,351	8,283	12,783	37,260

Total ordinary income	346,104	232,129	93,627	113,974	581,540

Ordinary expenses:
Interest expense:	52,306	45,810	5,988	6,495	94,531
(Interest on deposits)	30,494	25,867	1,793	4,627	57,721
Fees and commissions	12,681	5,488	6,898	7,193	16,372
Trading losses	122	6,154	—	(6,032)	5,558
Other business expenses	40,357	17,308	730	23,049	39,337
General and administrative expenses	104,806	76,132	37,092	28,673	184,496
Other ordinary expenses	8,576	17,959	16,794	(9,382)	24,662

Total ordinary expenses	218,851	168,854	67,503	49,997	364,959

Ordinary profit	127,252	63,275	26,124	63,977	216,581

Extraordinary gains	39,506	23,951	27,718	15,555	64,238
Extraordinary losses	3,115	431	7,334	2,683	20,347

Income before income taxes and others	163,644	86,794	46,508	76,849	260,472

Income taxes-current	247	(2,776)	(161)	3,023	(2,392)
Income taxes-deferred	50,815	35,638	25,725	15,176	115,653

Net income	112,581	53,932	20,944	58,648	147,211

Unappropriated retained earnings brought forward	—	20,600	—	—	20,600
Unappropriated retained earnings acquired resulting from the merger	—	—	—	—	21,004
Reversal of land revaluation excess	—	(1,072)	60	—	(762)
Interim dividends	—	—	—	—	190,010
Unappropriated retained earnings	—	73,460	21,004	—	(1,955)

2.	Statement of Trust Assets and Liabilities

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(in millions of yen)	Six months ended September 30, 2006 (A)	Six months ended September 30, 2005		Increase/ (Decrease) (A) - (B)	Fiscal year ended March 31, 2006 (C)	Increase/ (Decrease) (A) - (C)
		ex-MTB (B)	(Reference) ex-UFJTB
Assets:
Loans and bills discounted	336,706	283,196	111,636	53,510	350,037	(13,330)
Securities	11,419,249	6,122,576	3,990,613	5,296,673	10,620,125	799,124
Beneficiary rights to the trust	23,698,772	12,118,095	11,490,984	11,580,677	23,274,360	424,412
Securities held in custody accounts	7,818	1,572	11,083	6,246	12,376	(4,557)
Money claims	12,017,038	5,167,774	3,392,995	6,849,264	11,248,441	768,597
Premises and equipment	6,966,937	2,905,224	2,825,957	4,061,712	6,363,329	603,608
Surface rights	18,405	2,752	17,005	15,652	17,805	600
Real estate lease rights	60,693	—	—	60,693	—	60,693
Lease rights	—	31,182	13,735	(31,182)	52,094	(52,094)
Other claims	324,860	74,488	22,553	250,372	325,018	(157)
Call loans	71,431	70,292	14,389	1,138	67,315	4,116
Due from banking account	1,490,109	1,410,842	1,504,004	79,267	1,761,850	(271,740)
Cash and due from banks	598,069	181,573	140,224	416,496	553,718	44,351
Other	—	—	0	—	—	—

Total assets	57,010,093	28,369,570	23,535,183	28,640,522	54,646,471	2,363,622

Liabilities:
Money trusts	12,984,556	7,269,194	5,013,124	5,715,361	12,203,826	780,729
Pension trusts	36,514	65,895	8,927	(29,380)	43,858	(7,343)
Property formation benefit trusts	14,443	12,215	4,386	2,228	14,583	(139)
Loan trusts	499,794	428,800	391,416	70,994	653,459	(153,665)
Investment trusts	23,165,118	11,814,114	11,485,602	11,351,004	22,892,430	272,688
Money entrusted other than money trusts	103,910	133,679	57,056	(29,768)	112,746	(8,835)
Securities trusts	7,843	1,572	11,109	6,270	12,401	(4,558)
Money claim trusts	12,640,761	5,492,967	3,557,471	7,147,794	11,783,807	856,954
Equipment trusts	42,681	—	42,061	42,681	27,027	15,653
Land and fixtures trusts	113,809	90,419	31,416	23,389	118,056	(4,246)
Land leases trusts	—	—	261	—	265	(265)
Composite trusts	7,400,659	3,060,710	2,932,346	4,339,948	6,784,008	616,651
Other trusts	0	0	0	0	0	(0)

Total liabilities	57,010,093	28,369,570	23,535,183	28,640,522	54,646,471	2,363,622

Notes

1. Amount of joint trust assets under management of other companies:	as of September 30, 2005 31,281,542 million yen (MTB)
	as of September 30, 2005 14,268,816 million yen (UFJTB)
	as of March 31, 2006 51,330,780 million yen
	as of September 30, 2006 50,360,406 million yen

2.      Amount of joint trust assets under management of other companies on Notes 1 include master trust assets under the service-shared co-trusteeship between Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Non-Consolidated including Trust Assets under Service-Shared Co-Trusteeship

(in millions of yen)	Six months ended September 30, 2006 (A)	Six months ended September 30, 2005		Increase/ (Decrease) (A) - (B)	Fiscal year ended	Increase/ (Decrease) (A) - (C)
		ex-MTB (B)	(Reference) ex-UFJTB		March 31, 2006 (C)
Assets:
Loans and bills discounted	336,706	283,196	111,636	53,510	350,037	(13,330)
Securities	50,574,261	27,302,245	12,781,095	23,272,015	49,971,674	602,586
Beneficiary rights to the trust	24,703,361	13,244,334	11,490,984	11,459,027	24,690,554	12,807
Securities held in custody accounts	1,283,693	921,447	281,497	362,245	1,129,454	154,238
Money claims	12,191,998	5,250,495	3,438,767	6,941,503	11,398,024	793,974
Premises and equipment	6,966,937	2,905,224	2,825,957	4,061,712	6,363,329	603,608
Surface rights	18,405	2,752	17,005	15,652	17,805	600
Real estate lease rights	60,693	—	—	60,693	—	60,693
Lease rights	—	31,182	13,735	(31,182)	52,094	(52,094)
Other claims	2,631,922	1,253,897	294,145	1,378,025	2,333,082	298,840
Call loans	1,444,093	1,038,020	455,081	406,072	1,396,008	48,085
Due from banking account	1,796,436	1,690,774	1,613,299	105,661	2,428,889	(632,452)
Cash and due from banks	1,178,346	754,225	452,096	424,121	1,054,442	123,904
Other	—	—	0	—	—	—

Total assets	103,186,855	54,677,796	33,775,303	48,509,059	101,185,395	2,001,460

Liabilities:
Money trusts	29,239,062	19,431,293	7,964,440	9,807,768	29,699,587	(460,524)
Pension trusts	12,694,887	8,564,456	3,605,368	4,130,431	12,150,927	543,959
Property formation benefit trusts	14,443	12,215	4,386	2,228	14,583	(139)
Loan trusts	499,794	428,800	391,416	70,994	653,459	(153,665)
Investment trusts	23,165,118	11,814,114	11,485,602	11,351,004	22,892,430	272,688
Money entrusted other than money trusts	2,912,486	2,203,965	996,791	708,521	2,946,860	(34,373)
Securities trusts	1,679,542	1,159,025	289,186	520,517	1,560,549	118,993
Money claim trusts	12,640,761	5,492,967	3,557,471	7,147,794	11,783,807	856,954
Equipment trusts	42,681	—	42,061	42,681	27,027	15,653
Land and fixtures trusts	113,809	90,419	31,416	23,389	118,056	(4,246)
Land leases trusts	—	—	261	—	265	(265)
Composite trusts	20,184,267	5,480,537	5,406,897	14,703,729	19,337,839	846,427
Other trusts	0	0	0	0	0	(0)

Total liabilities	103,186,855	54,677,796	33,775,303	48,509,059	101,185,395	2,001,460

Mitsubishi UFJ Trust and Banking Corporation

Supplemental Data (Non-Consolidated) as of September 30, 2006

(1) Detailed information for designated money trusts and loan trusts which repayment of the principal to the customers is guaranteed, including trusts for which beneficiary interests are re-entrusted.

(a) Money trusts

(in millions of yen)
Assets:
Loans and bills discounted	178,203
Securities	522,916
Other	1,155,565

Total	1,856,686

Liabilities:
Principal	1,653,965
Allowance for bad debts	534
Other	202,186

Total	1,856,686

(b) Loan trusts

(in millions of yen)
Assets:
Loans and bills discounted	—
Securities	—
Other	502,838

Total	502,838

Liabilities:
Principal	498,179
Special internal reserves	3,393
Other	1,265

Total	502,838

(2) Comparison of major items

(The amounts presented as of September 30, 2005 are from Mitsubishi Trust and Banking Corporation.)

(in millions of yen)	Six months ended September 30, 2006 (A)	Six months ended September 30, 2005 (B)	Increase/ (Decrease) (A) - (B)	Fiscal year ended March 31, 2006 (C)	Increase/ (Decrease) (A) - (C)
Total funds	55,569,751	39,767,824	15,801,926	55,632,735	(62,984)
Deposits	11,381,458	9,955,942	1,425,516	11,889,329	(507,871)
Negotiable certificates of deposit	1,740,103	1,375,115	364,988	1,224,847	515,256
Money trusts	29,239,062	19,431,293	9,807,768	29,699,587	(460,524)
Pension trusts	12,694,887	8,564,456	4,130,431	12,150,927	543,959
Property formation benefit trusts	14,443	12,215	2,228	14,583	(139)
Loan trusts	499,794	428,800	70,994	653,459	(153,665)

Loans and bills discounted	10,582,971	8,615,146	1,967,824	10,741,432	(158,461)
Banking account	10,246,264	8,331,950	1,914,314	10,391,395	(145,131)
Trust account	336,706	283,196	53,510	350,037	(13,330)

Investment securities	57,410,055	31,926,182	25,483,872	55,762,765	1,647,289

Note:

Tables shown above includes master trust assets under the service-shared co-trusteeship between Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

3.	Financial Results

Mitsubishi UFJ Financial Group, Inc.

Consolidated Financial Results

(The amounts presented as of September 30, 2005 include amounts from Mitsubishi-Tokyo Financial Group, Inc. and UFJ Holdings, Inc.)

	(in millions of yen)
	Six months ended		Increase/ (Decrease) (A) - (B)
	September 30, 2006 (A)	September 30, 2005 (B)
Gross profits	1,794,776	1,696,432	98,344
(Gross profits before credit costs for trust accounts)	1,794,851	1,697,341	97,509
Net interest income	945,665	857,997	87,667
Trust fees	79,378	64,810	14,567
Credit costs for trust accounts (1)	(74)	(909)	835
Net fees and commissions	557,420	484,057	73,362
Net trading profits	133,827	80,807	53,019
Net other business income (expense)	78,484	208,758	(130,273)
Net gains on debt securities	(14,522)	51,270	(65,792)
General and administrative expenses	1,012,270	883,789	128,481
Amortization of Goodwill	4,476	—	4,476
Net business profits before credit costs for trust accounts, provision for general allowance for loan losses and amortization of goodwill	787,056	813,552	(26,496)
Net business profits before credit costs for trust accounts and provision for general allowance	782,580	813,552	(30,972)
Provision for general allowance for loan losses (2)	—	—	—
Net business profits*	782,506	812,643	(30,137)
Net non-recurring gains (losses)	(118,925)	(76,243)	(42,682)
Credit related costs (3)	(54,245)	(73,408)	19,163
Losses on loan write-offs	(67,662)	(72,897)	5,234
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	13,417	(511)	13,928
Net gains (losses) on equity securities	13,793	30,773	(16,979)
Gains on sales of equity securities	32,431	59,248	(26,817)
Losses on sales of equity securities	(821)	(19,166)	18,344
Losses on write down of equity securities	(17,816)	(9,308)	(8,507)
Profit from investments in affiliates	(39,584)	11,670	(51,255)
Other	(38,889)	(45,279)	6,389
Amortization of Goodwill	2,134	(6,163)	8,298

Ordinary profit	663,580	736,399	(72,819)

Net extraordinary gains (losses)	170,762	324,400	(153,637)
Gains on loans written-off (4)	78,765	61,742	17,023
Reversal of allowance for loan losses (5)	136,986	348,873	(211,886)
Losses on impairment of fixed assets	(6,266)	(32,929)	26,662
Income before income taxes and others	834,343	1,060,800	(226,456)
Income taxes-current	51,155	62,562	(11,407)
Income taxes-deferred	241,851	259,218	(17,366)
Minority interests	34,069	27,261	6,807

Net income	507,266	711,757	(204,490)

Note:

*  Net business profits = Banking subsidiaries’ Net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for loan losses - Amortization of Goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)	82,667	274,555	(191,888)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	161,433	336,298	(174,864)
Number of consolidated subsidiaries	265	249	16
Number of affiliated companies accounted for under the equity method	44	47	(3)

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

Combined Financial Results

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited,

The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	Six months ended		Increase/ (Decrease) (A) - (B)
	September 30, 2006 (A)	September 30, 2005 (B)
Gross profits
(Gross profits before credit costs for trust accounts)	1,165,019	1,288,043	(123,023)
Net interest income	696,541	744,796	(48,255)
Trust fees	58,729	55,421	3,308
Credit costs for trust accounts (1)	(74)	(909)	835
Net fees and commissions	273,099	265,819	7,280
Net trading profits	70,883	25,606	45,276
Net other business income (expense)	65,764	196,398	(130,633)
Net gains on debt securities	(14,380)	52,623	(67,004)
General and administrative expenses	616,160	589,565	26,594
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses	548,933	699,386	(150,452)
Provision for general allowance for loan losses (2)	—	—	—
Net business profits*	548,859	698,477	(149,617)
Net non-recurring gains (losses)	(63,256)	(130,400)	67,144
Credit related costs (3)	(38,893)	(60,839)	21,945
Losses on loan write-offs	(46,064)	(58,953)	12,889
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	7,170	(1,885)	9,056
Net gains (losses) on equity securities	4,777	25,240	(20,463)
Gains on sales of equity securities	25,000	48,232	(23,232)
Losses on sales of equity securities	(672)	(6,855)	6,183
Losses on write down of equity securities	(19,551)	(16,137)	(3,413)
Other	(29,139)	(94,802)	65,662

Ordinary profit (loss)	485,603	568,076	(82,473)

Net extraordinary gains (losses)	222,543	473,626	(251,083)
Gains on loans written-off (4)	74,559	55,043	19,516
Reversal of allowance for loan losses (5)	192,233	434,973	(242,740)
Losses on impairment of fixed assets	(6,246)	(9,726)	3,479
Income (loss) before income taxes and others	708,146	1,041,703	(333,556)
Income taxes-current	9,085	10,985	(1,900)
Income taxes-deferred	163,568	318,137	(154,569)

Net income (loss)	535,493	712,580	(177,086)

Note:

*       Net business profits = The 2 Banks’ non-consolidated Net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for loan losses - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)	153,265	373,225	(219,959)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	227,825	428,269	(200,443)

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries

Consolidated Financial Results

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	Six months ended		Increase/ (Decrease) (A) - (B)
	September 30, 2006 (A)	September 30, 2005 (B)
Gross profits	1,402,504	1,386,719	15,784
Net interest income	837,429	784,900	52,529
Trust fees	12,058	9,614	2,444
Net fees and commissions	394,820	357,952	36,867
Net trading profits	61,276	48,215	13,061
Net other business income (expense)	96,919	186,037	(89,117)
Net gains (losses) on debt securities	8,213	33,466	(25,252)
General and administrative expenses	789,718	718,527	71,191
Amortization of Goodwill	531	—	531
Net business profits before provision for general allowance for loan losses and amortization of goodwill	613,317	668,191	(54,874)
Net business profits before provision for general allowance for loan losses	612,785	668,191	(55,406)
Provision for general allowance for loan losses (1)	—	—	—
Net business profits*	612,785	668,191	(55,406)
Net non-recurring gains (losses)	(77,901)	(50,377)	(27,523)
Credit related costs (2)	(64,059)	(44,284)	(19,774)
Losses on loan write-offs	(67,291)	(53,659)	(13,632)
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	3,232	9,374	(6,141)
Net gains on equity securities	9,439	26,898	(17,459)
Gains on sales of equity securities	22,415	50,102	(27,686)
Losses on sales of equity securities	(344)	(16,350)	16,005
Losses on write-down of equity securities	(12,631)	(6,853)	(5,777)
Profit from investments in affiliates	5,622	5,235	387
Other	(28,904)	(38,226)	9,322
Amortization of Goodwill	—	(6,410)	6,410

Ordinary profit	534,884	617,814	(82,930)

Net extraordinary gains (losses)	135,054	325,247	(190,193)
Gains on loans written-off (3)	72,201	55,055	17,146
Reversal of allowance for loan losses (4)	104,794	306,130	(201,335)
Losses on impairment of fixed assets	(4,086)	(8,970)	4,884
Income before income taxes and others	669,938	943,062	(273,123)
Income taxes-current	32,843	56,562	(23,718)
Income taxes-deferred	184,223	237,091	(52,868)
Minority interests	21,722	19,325	2,396

Net income	431,149	630,082	(198,932)

Note:

*  Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi UFJ + consolidated entities’ gross profits - consolidated entities’ general and administrative expenses - consolidated entities’ provision for general allowance for loan losses - Amortization of goodwill - Inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(4)	40,735	261,845	(221,110)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	112,936	316,900	(203,963)
Number of consolidated subsidiaries	193	181	12
Number of affiliated companies accounted for under the equity method	46	43	3

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Non-consolidated Financial Results

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	Six months ended		Increase/ (Decrease) (A) - (B)
	September 30, 2006 (A)	September 30, 2005 (B)
Gross profits	942,510	1,064,293	(121,782)
Domestic gross profits	665,310	721,854	(56,544)
Net interest income	483,093	539,141	(56,047)
Net fees and commissions	164,168	152,382	11,786
Net trading profits	4,758	1,406	3,352
Net other business income	13,289	28,924	(15,635)
Net gains (losses) on debt securities	13,856	16,251	(2,394)
Non-domestic gross profits	277,200	342,439	(65,238)
Net interest income	93,338	125,844	(32,505)
Net fees and commissions	45,706	44,903	802
Net trading profits	55,830	29,963	25,866
Net other business income (expense)	82,324	141,726	(59,401)
Net gains (losses) on debt securities	(5,965)	18,795	(24,761)
General and administrative expenses	516,379	484,628	31,751
Personnel expenses	177,673	168,475	9,198
Non-personnel expenses	310,847	287,790	23,056
Taxes	27,858	28,362	(504)
Net business profits before provision for general allowance for loan losses	426,131	579,665	(153,534)
Provision for general allowance for loan losses (1)	—	—	—
Net business profits	426,131	579,665	(153,534)
Net non-recurring gains (losses)	(67,780)	(100,988)	33,207
Credit related costs (2)	(48,754)	(32,412)	(16,341)
Losses on loan write-offs	(45,740)	(39,799)	(5,941)
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(3,014)	7,386	(10,400)
Net gains (losses) on equity securities	2,261	22,132	(19,870)
Gains on sales of equity securities	18,131	40,311	(22,179)
Losses on sales of equity securities	(395)	(5,258)	4,863
Losses on write-down of equity securities	(15,474)	(12,919)	(2,554)
Others	(21,287)	(90,708)	69,420

Ordinary profit	358,350	478,677	(120,326)

Net extraordinary gains (losses)	186,151	429,722	(243,571)
Gains on loans written-off (3)	68,070	48,410	19,660
Reversal of allowance for loan losses (4)	159,505	392,630	(233,125)
Losses on impairment of fixed assets	(4,082)	(8,919)	4,837
Income before income taxes	544,502	908,399	(363,897)
Income taxes-current	8,837	13,922	(5,084)
Income taxes-deferred	112,752	256,773	(144,020)

Net income	422,912	637,703	(214,791)

Total credit costs (1)+(2)+(4)	110,751	360,218	(249,466)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	178,821	408,628	(229,806)

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries

Consolidated Financial Results

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	Six months ended		Increase/ (Decrease) (A) - (B)
	September 30, 2006 (A)	September 30, 2005 (B)
Gross profits	251,420	236,990	14,429
(Gross profits before credit costs for trust accounts)	251,494	237,899	13,594
Trust fees	67,443	55,421	12,022
Trust fees before credit costs for trust accounts	67,517	56,330	11,187
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	8,592	21,249	(12,657)
Other trust fees	58,925	35,081	23,844
Credit costs for trust accounts (1)	(74)	(909)	835
Net interest income	121,091	81,330	39,761
Net fees and commissions	81,354	79,494	1,859
Net trading profits (losses)	11,504	(4,640)	16,145
Net other business income (expenses)	(29,973)	25,386	(55,359)
Net gains (losses) on debt securities	(22,271)	17,576	(39,848)
General and administrative expenses	122,348	113,904	8,443
Amortization of Goodwill	—	—	—
Net business profits before credit costs for trust accounts, provision for general allowance for loan losses and amortization of goodwill	129,146	123,995	5,151
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses *	129,146	123,995	5,151
Provision for general allowance for loan losses (2)	—	—	—
Net business profits**	129,072	123,086	5,986
Net non-recurring gains (losses)	8,602	(30,071)	38,673
Credit related costs (3)	9,817	(29,124)	38,941
Losses on loan write-offs	(366)	(19,238)	18,871
Provision for specific allowance for loan losses	—	—	—
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	10,184	(9,885)	20,070
Net gains on equity securities	3,481	5,220	(1,738)
Gains on sales of equity securities	6,869	10,456	(3,587)
Losses on sales of equity securities	(276)	(2,895)	2,618
Losses on write down of equity securities	(3,110)	(2,339)	(770)
Profit from investments in affiliates	1,406	(162)	1,569
Others	(6,104)	(6,004)	(99)

Ordinary profit	137,674	93,014	44,659

Net extraordinary gains	36,020	24,805	11,214
Reversal of allowance for loan losses (4)	32,114	42,829	(10,715)
Gains on loans written-off (5)	6,563	6,687	(124)
Losses on impairment of fixed assets	(2,165)	(21,388)	19,223
Income before income taxes and others	173,694	117,820	55,874
Income taxes-current	2,895	239	2,656
Income taxes-deferred	50,567	50,084	483
Minority interests	910	714	196

Net income	119,320	66,782	52,538

Notes:

*       Net business profits before credit costs for trust accounts and provision for general allowance for loan losses

= Consolidated net business profits + credit costs for trust accounts + provision for general allowance for loan losses

**     Net business profits = Net business profits of Mitsubishi UFJ Trust and Banking Corporation + consolidated entities’ gross profits - consolidated entities’ general and administrative expenses - consolidated entities’ provision for general allowance for loan losses - amortization of goodwill - inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(3)+(4)	41,858	12,796	29,061
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	48,421	19,484	28,937
Number of consolidated subsidiaries	22	25	(3)
Number of affiliated companies accounted for under the equity method	8	9	(1)

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation

Non-consolidated Financial Results

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	Six months ended		Increase/ (Decrease) (A) - (B)
	September 30, 2006 (A)	September 30, 2005 (B)
Gross profits	222,508	223,749	(1,240)
(Gross profits before credit costs for trust accounts)*	222,582	224,658	(2,075)
Domestic gross profits	222,888	209,313	13,574
Trust fees	58,729	55,421	3,308
Trust fees before credit costs for trust accounts*	58,803	56,330	2,473
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)*	8,592	21,249	(12,657)
Other trust fees	50,211	35,081	15,130
Credit costs for trust accounts** (1)	(74)	(909)	835
Net interest income	105,785	65,145	40,640
Net fees and commissions	63,341	69,655	(6,313)
Net trading profits (losses)	16,255	(2,586)	18,842
Net other business income (expenses)	(21,224)	21,678	(42,903)
Net gains (losses) on debt securities	(17,529)	12,108	(29,637)
Non-domestic gross profits	(379)	14,435	(14,815)
Net interest income	14,322	14,665	(342)
Net fees and commissions	(116)	(1,122)	1,005
Net trading profits (losses)	(5,961)	(3,176)	(2,784)
Net other business income (expenses)	(8,624)	4,068	(12,693)
Net gains (losses) on debt securities	(4,742)	5,467	(10,210)
General and administrative expenses	99,780	104,937	(5,156)
Personnel expenses	32,817	36,895	(4,078)
Non-personnel expenses	62,016	62,307	(290)
Taxes	4,945	5,733	(788)
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses*	122,802	119,721	3,081
Provision for general allowance for loan losses (2)	—	—	—
Net business profits	122,728	118,812	3,916
Net non-recurring gains (losses)	4,524	(29,412)	33,937
Credit related costs (3)	9,860	(28,426)	38,287
Losses on loan write-offs	(323)	(19,154)	18,830
Provision for specific allowance for loan losses	—	—	—
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	10,184	(9,272)	19,456
Net gains on equity securities	2,515	3,107	(592)
Gains on sales of equity securities	6,868	7,921	(1,052)
Losses on sales of equity securities	(276)	(1,596)	1,319
Losses on write down of equity securities	(4,076)	(3,217)	(859)
Others	(7,852)	(4,093)	(3,758)

Ordinary profit	127,252	89,399	37,853

Net extraordinary gains	36,391	43,904	(7,512)
Reversal of allowance for loan losses (4)	32,727	42,343	(9,615)
Gains on loans written-off (5)	6,489	6,633	(144)
Losses on impairment of fixed assets	(2,164)	(806)	(1,357)
Income before income taxes and others	163,644	133,303	30,340
Income taxes-current	247	(2,937)	3,184
Income taxes-deferred	50,815	61,363	(10,548)

Net income	112,581	74,876	37,704

Notes:
* Amounts before credit costs for loans in trusts with contracts for compensating the principal ** Credit costs for loans in trusts with contracts for compensating the principal

Total credit costs (1)+(2)+(3)+(4)	42,514	13,007	29,507

Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	49,003	19,641	29,362

4.	Average Interest Rate Spread

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 are weighted average of amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(percentage per annum)
	Six months ended September 30,		Increase/ (Decrease) (A) - (B)
	2006(A)	2005(B)
Total average interest rate on interest-earning assets (a)	1.88	1.61	0.27
Average interest rate on Loans and bills discounted	1.96	1.76	0.20
Average interest rate on Investment securities	1.30	1.16	0.13

Total average interest rate on interest-bearing liabilities (b) <including General and administrative expenses>	1.75	1.23	0.52

Average interest rate on Deposits and NCD	0.57	0.34	0.23
Average interest rate on other liabilities	1.76	0.66	1.09

Total average interest rate spread (a)-(b)	0.12	0.37	(0.24)

(domestic business segment)	(percentage per annum)
Total average interest rate on interest-earning assets (a)	1.07	1.14	(0.06)
Average interest rate on Loans and bills discounted	1.44	1.49	(0.05)
Average interest rate on Investment securities	0.69	0.64	0.04

Total average interest rate on interest-bearing liabilities (b) <including General and administrative expenses>	0.87	0.75	0.12

Average interest rate on Deposits and NCD	0.06	0.02	0.03
Average interest rate on other liabilities	0.44	0.16	0.28

Total average interest rate spread (a)-(b)	0.20	0.39	(0.19)

The Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 are weighted average of amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(percentage per annum)
	Six months ended September 30,		Increase/ (Decrease) (A) - (B)
	2006(A)	2005(B)
Total average interest rate on interest-earning assets (a)	2.04	1.34	0.70
Average interest rate on Loans and bills discounted	1.32	1.08	0.24
Average interest rate on Investment securities	3.26	1.57	1.68

Total average interest rate on interest-bearing liabilities (b)	0.62	0.52	0.09

Average interest rate on Deposits and NCD	0.56	0.41	0.15

Total average interest rate spread (a)-(b)	1.41	0.81	0.60

(domestic business segment)	(percentage per annum)
Total average interest rate on interest-earning assets (a)	1.58	0.91	0.67
Average interest rate on Loans and bills discounted	1.15	0.99	0.15
Average interest rate on Investment securities	2.97	0.93	2.04

Total average interest rate on interest-bearing liabilities (b)	0.16	0.14	0.01

Average interest rate on Deposits and NCD	0.16	0.11	0.04

Total average interest rate spread (a)-(b)	1.42	0.76	0.65

5.	Derivative Transactions: Notional Principal, Market Value and Valuation Gains (Losses)

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries

Information is posted on EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of September 30, 2006
	Notional principal	Market value
Interest rate futures	3,796.6	3.0
Interest rate swaps	35,884.8	75.0
Currency swaps, etc.	6,638.1	(143.6)
Other transactions (related to interest rate)	270.8	0.2

Total		(65.3)

Note :	Derivatives which are accounted for an accrual basis based on “Accounting standards for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

	(in billions of yen)
	As of September 30, 2006
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	15,323.4	13,275.3	1,424.4	30,023.3
Receive-floater / pay-fix	1,875.1	2,584.9	1,371.5	5,831.5
Receive-floater / pay-floater	—	10.0	20.0	30.0

Total	17,198.6	15,870.2	2,816.0	35,884.8

2. Deferred gains (losses) <before tax effect adjustment>

	(in billions of yen)
	As of September 30, 2006
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) - (B)
Interest rate futures	6.9	12.3	(5.3)
Interest rate swaps	201.9	291.7	(89.7)
Currency swaps, etc.	141.8	136.6	5.2
Other transactions (related to interest rate)	—	0.7	(0.7)

Total	350.8	441.4	(90.6)

Note :	Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2006 are included in the above table.

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries

Information is posted on EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of September 30, 2006
	Notional principal	Market value
Interest rate futures	—	—
Interest rate swaps	6,092.7	(18.8)
Currency swaps etc.	714.6	(12.4)
Other transactions (related to interest rate)	—	—
Other transactions ( not related to interest rate)	—	—

Total		(31.3)

Note :	Derivatives which are accounted for on an accrual basis based on “Accounting standards for financial instruments” are not included in the table above.

remaining life of the interest rate swaps above is as follows:

	(in billions of yen)
	As of September 30, 2006
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	1,108.8	3,734.2	127.0	4,970.1
Receive-floater / pay-fix	187.3	633.4	301.7	1,122.5

Total	1,296.2	4,367.7	428.7	6,092.7

2. Deferred gains (losses) <before tax effect adjustment>

	(in billions of yen)
	As of September 30, 2006
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) - (B)
Interest rate futures	—	—	—
Interest rate swaps	26.1	39.0	(12.9)
Currency swaps etc.	0.2	0.2	(0.0)
Other transactions (related to interest rate)	—	0.0	(0.0)
Other transactions ( not related to interest rate)	—	—	—

Total	26.3	39.3	(12.9)

Note :	Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2006 are included in the above table.

6.	Fair Value information on Securities

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(The amounts presented as of September 30, 2005 are amounts from Mitsubishi-Tokyo Financial Group, Inc.)

	(in millions of yen)
	As of September 30, 2006					As of September 30, 2005			As of March 31, 2006
	Net unrealized gains (loses)					Net unrealized gains (losses)			Net unrealized gains (losses)
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities held to maturity	2,790	(10,040)	17,347	9,775	6,984	12,831	13,473	641	(14,556)	3,662	18,219
Securities available for sale	2,666,813	1,078,974	(286,424)	2,995,920	329,106	1,587,839	1,711,076	123,236	2,953,237	3,339,726	386,488
Domestic equity securities	2,582,116	1,109,642	(398,686)	2,686,564	104,447	1,472,474	1,510,933	38,458	2,980,802	2,996,101	15,298
Domestic bonds	(71,005)	(61,318)	139,136	29,483	100,489	(9,687)	17,460	27,148	(210,142)	7,277	217,419
Other	155,702	30,650	(26,874)	279,872	124,169	125,052	182,682	57,630	182,577	336,347	153,769
Total	2,669,604	1,068,933	(269,076)	3,005,695	336,091	1,600,670	1,724,549	123,878	2,938,680	3,343,388	404,707
Domestic equity securities	2,582,116	1,109,642	(398,686)	2,686,564	104,447	1,472,474	1,510,933	38,458	2,980,802	2,996,101	15,298
Domestic bonds	(68,515)	(70,138)	156,382	38,173	106,689	1,622	29,225	27,602	(224,898)	9,343	234,241
Other	156,003	29,429	(26,773)	280,957	124,954	126,573	184,390	57,817	182,776	337,943	155,166

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries (Consolidated)

(The amounts presented as of September 30, 2005 are amounts from The Bank of Tokyo-Mitsubishi, Ltd.)

	(in millions of yen)
	As of September 30, 2006					As of September 30, 2005			As of March 31, 2006
	Net unrealized gains (loses)					Net unrealized gains (losses)			Net unrealized gains (losses)
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities held to maturity	(5,426)	(14,056)	9,414	1,477	6,903	8,629	9,084	454	(14,840)	1,560	16,400
Securities available for sale	1,798,330	574,736	(208,260)	2,092,758	294,427	1,223,593	1,327,112	103,518	2,006,590	2,346,885	340,294
Domestic equity securities	1,726,046	567,686	(310,853)	1,828,826	102,780	1,158,359	1,185,723	27,363	2,036,900	2,061,941	25,041
Domestic bonds	(88,305)	(72,217)	98,728	8,307	96,613	(16,087)	7,447	23,535	(187,034)	4,288	191,322
Other	160,589	79,267	3,864	255,624	95,034	81,321	133,940	52,618	156,724	280,655	123,930
Total	1,792,903	560,680	(198,846)	2,094,235	301,331	1,232,223	1,336,197	103,973	1,991,750	2,348,445	356,694
Domestic equity securities	1,726,046	567,686	(310,853)	1,828,826	102,780	1,158,359	1,185,723	27,363	2,036,900	2,061,941	25,041
Domestic bonds	(94,032)	(85,042)	108,115	8,767	102,799	(8,989)	15,001	23,990	(202,147)	4,373	206,521
Other	160,889	78,036	3,891	256,641	95,751	82,853	135,472	52,618	156,997	282,129	125,131

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 are amounts from The Bank of Tokyo-Mitsubishi, Ltd.)

	(in millions of yen)
	As of September 30, 2006					As of September 30, 2005			As of March 31, 2006
	Net unrealized gains (loses)					Net unrealized gains (losses)			Net unrealized gains (losses)
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities held to maturity	(4,021)	(11,202)	9,102	471	4,493	7,181	7,635	454	(13,123)	19	13,143
Equity of subsidiaries and affiliates	817,111	287,733	(463,364)	820,113	3,001	529,378	529,378	—	1,280,475	1,280,475	—
Securities available for sale	1,798,496	573,589	(189,701)	2,062,546	264,050	1,224,906	1,314,978	90,072	1,988,198	2,303,375	315,177
Domestic equity securities	1,703,483	552,040	(298,093)	1,805,023	101,539	1,151,443	1,178,697	27,254	2,001,576	2,026,169	24,593
Domestic bonds	(86,246)	(70,158)	96,511	8,009	94,255	(16,087)	7,447	23,535	(182,757)	4,188	186,946
Other	181,259	91,708	11,880	249,514	68,254	89,551	128,833	39,282	169,378	273,017	103,638
Total	2,611,586	850,120	(643,963)	2,883,131	271,545	1,761,466	1,851,993	90,526	3,255,549	3,583,870	328,321
Domestic equity securities	2,066,812	904,192	(664,859)	2,169,922	103,109	1,162,620	1,189,874	27,254	2,731,672	2,756,265	24,593
Domestic bonds	(90,242)	(81,252)	105,617	8,469	98,711	(8,989)	15,001	23,990	(195,859)	4,208	200,068
Other	635,015	27,180	(84,720)	704,739	69,723	607,835	647,117	39,282	719,736	823,396	103,659

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries (Consolidated)

(The amounts presented as of September 30, 2005 are amounts from The Mitsubishi Trust and Banking Corporation.)

	(in millions of yen)
	As of September 30, 2006					As of September 30, 2005			As of March 31, 2006
	Net unrealized gains (losses)					Net unrealized gains (losses)			Net unrealized gains (losses)
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities held to maturity	8,222	4,021	7,896	8,278	55	4,201	4,388	187	325	2,101	1,775
Securities available for sale	551,069	173,186	(87,477)	581,751	30,682	377,882	396,578	18,695	638,546	682,723	44,177
Domestic equity securities	520,920	193,249	(97,774)	537,272	16,352	327,670	337,835	10,164	618,694	623,079	4,385
Domestic bonds	18,783	12,344	41,567	21,584	2,800	6,439	10,012	3,573	(22,784)	3,921	26,705
Other	11,365	(32,407)	(31,270)	22,894	11,529	43,772	48,730	4,957	42,635	55,722	13,086
Total	559,291	177,207	(79,580)	590,030	30,738	382,084	400,967	18,882	638,872	684,825	45,953
Domestic equity securities	520,920	193,249	(97,774)	537,272	16,352	327,670	337,835	10,164	618,694	623,079	4,385
Domestic bonds	26,997	16,346	49,407	29,799	2,802	10,650	14,223	3,573	(22,410)	5,901	28,311
Other	11,374	(32,388)	(31,213)	22,957	11,583	43,762	48,907	5,144	42,587	55,844	13,256

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 are amounts from The Mitsubishi Trust and Banking Corporation.)

	(in millions of yen)
	As of September 30, 2006					As of September 30, 2005			As of March 31, 2006
	Net unrealized gains (losses)					Net unrealized gains (losses)			Net unrealized gains (losses)
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities held to maturity	8,212	4,001	7,838	8,214	1	4,211	4,211	—	374	1,980	1,605
Securities available for sale	547,467	172,188	(87,614)	578,112	30,644	375,278	393,974	18,695	635,081	679,214	44,132
Domestic equity securities	517,430	192,363	(97,763)	533,772	16,342	325,066	335,231	10,164	615,194	619,579	4,385
Domestic bonds	18,670	12,230	41,418	21,444	2,774	6,439	10,012	3,573	(22,748)	3,912	26,661
Other	11,366	(32,405)	(31,269)	22,894	11,527	43,772	48,730	4,957	42,636	55,722	13,086
Total	555,680	176,190	(79,775)	586,326	30,646	379,490	398,185	18,695	635,456	681,194	45,738
Domestic equity securities	517,430	192,363	(97,763)	533,772	16,342	325,066	335,231	10,164	615,194	619,579	4,385
Domestic bonds	26,882	16,232	49,257	29,659	2,776	10,650	14,223	3,573	(22,374)	5,892	28,267
Other	11,366	(32,405)	(31,269)	22,894	11,527	43,772	48,730	4,957	42,636	55,722	13,086

Fair Value information for securities in trusts with contracts for compensating the principal

Money Trusts

(1) Fair Value of Securities

(in millions of yen)
September 30, 2006
Book Value	Fair Value	Net unrealized gains
522,916	526,372	3,455

(2) Net unrealized gains of Derivative Transactions : 2,519 millions of yen

Loan Trusts

(1) Fair Value of Securities

N/A

(2) Net unrealized gains of Derivative Transactions : N/A

7.	Return on Equity

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(The amounts presented as of September 30, 2005 are amounts from Mitsubishi-Tokyo Financial Group, Inc.)

	(%)
	Six months ended September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Six months ended September 30, 2005 (B)
ROE *	17.79	2.14	15.64

Note: * ROE is computed as follows:

[For six months ended September 30, 2006]

{(Net income for six months) × 2 - Equivalent of annual dividends on nonconvertible preferred stock}	× 100
{(Shareholders’ equity at beginning of period - Number of nonconvertible preferred stock at beginning of period × Issue price + Foreign currency translation adjustments at beginning of period) + (Shareholders’ equity at end of period - Number of nonconvertible preferred stock at end of period × Issue price + Foreign currency translation adjustments at end of period)} / 2

[For six months ended September 30, 2005]
{(Net income for six months) × 2 - Equivalent of annual dividends on nonconvertible preferred stock}	× 100

{(Net assets at beginning of period - Number of nonconvertible preferred stock at beginning of period × Issue price - Revaluation reserve for land, net of taxes at beginning of period - Net unrealized gains (losses) on securities available for sale, net of taxes at beginning of period) + (Net assets at end of period - Number of nonconvertible preferred stock at end of period × Issue price - Revaluation reserve for land, net of taxes at end of period - Net unrealized gains (losses) on securities available for sale, net of taxes at end of period)} / 2

8.	Risk-Adjusted Capital Ratio Based on the BIS Standards

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(The amounts presented as of September 30, 2005 are amounts from Mitsubishi-Tokyo Financial Group, Inc.)

			(in billions of yen)
			As of September 30, 2006 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
(1)		Risk-adjusted capital ratio	11.95%	(0.05)%	(0.24)%	12.01%	12.20%
		Tier 1 ratio	6.82%	(0.90)%	0.02%	7.72%	6.80%
(2)		Tier 1 capital	7,682.1	3,035.1	180.4	4,646.9	7,501.6
(3)		Qualified Tier 2 capital	6,076.2	2,577.2	(217.5)	3,498.9	6,293.7
	i)	The amount of unrealized gains on investment securities	1,209.5	485.9	(133.6)	723.6	1,343.1
	ii)	The amount of land revaluation excess	161.4	34.5	(0.6)	126.9	162.1
	iii)	Subordinate debts	3,827.1	1,550.3	40.4	2,276.8	3,786.6
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	296.2	(626.3)	(38.7)	922.5	334.9
(6)		Net qualifying capital (2)+(3)+(4)-(5)	13,462.0	6,238.7	1.6	7,223.3	13,460.3
(7)		Risk-adjusted assets	112,567.5	52,427.1	2,274.8	60,140.3	110,292.6

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries (Consolidated)

(The amounts presented as of September 30, 2005 are amounts from The Bank of Tokyo-Mitsubishi, Ltd.)

			(in billions of yen)
			As of September 30, 2006 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
(1)		Risk-adjusted capital ratio	12.15%	0.97%	(0.32)%	11.17%	12.48%
		Tier 1 ratio	6.97%	1.21%	(0.08)%	5.75%	7.05%
(2)		Tier 1 capital	6,814.9	3,998.6	79.6	2,816.2	6,735.3
(3)		Qualified Tier 2 capital	5,212.7	2,521.0	(119.9)	2,691.7	5,332.7
	i)	The amount of unrealized gains on investment securities	812.6	257.2	(97.6)	555.3	910.2
	ii)	The amount of land revaluation excess	200.6	73.2	(1.0)	127.3	201.6
	iii)	Subordinate debts	3,396.9	1,598.5	88.1	1,798.3	3,308.8
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	148.0	108.7	1.4	39.3	146.6
(6)		Net qualifying capital (2)+(3)+(4)-(5)	11,879.6	6,410.9	(41.7)	5,468.7	11,921.4
(7)		Risk-adjusted assets	97,760.1	48,812.3	2,239.4	48,947.7	95,520.6

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 are amounts from The Bank of Tokyo-Mitsubishi, Ltd.)

			(in billions of yen)
			As of September 30, 2006 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
(1)		Risk-adjusted capital ratio	12.91%	1.43%	(0.37)%	11.47%	13.28%
		Tier 1 ratio	7.43%	1.60%	(0.03)%	5.82%	7.47%
(2)		Tier 1 capital	6,382.8	3,911.6	100.6	2,471.2	6,282.1
(3)		Qualified Tier 2 capital	4,842.6	2,442.9	(184.9)	2,399.7	5,027.6
	i)	The amount of unrealized gains on investment securities	815.0	259.5	(86.3)	555.4	901.3
	ii)	The amount of land revaluation excess	200.6	73.2	(1.0)	127.3	201.7
	iii)	Subordinate debts	3,250.1	1,496.0	8.6	1,754.1	3,241.5
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	138.7	133.8	(0.2)	4.9	138.9
(6)		Net qualifying capital (2)+(3)+(4)-(5)	11,086.7	6,220.6	(84.0)	4,866.0	11,170.7
(7)		Risk-adjusted assets	85,860.6	43,454.5	1,792.9	42,406.1	84,067.7

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries (Consolidated)

(The amounts presented as of September 30, 2005 are amounts from The Mitsubishi Trust and Banking Corporation.)

			(in billions of yen)
			As of September 30, 2006 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
(1)		Risk-adjusted capital ratio	14.89%	3.69%	1.83%	11.20%	13.05%
		Tier 1 ratio	9.31%	2.04%	0.51%	7.26%	8.80%
(2)		Tier 1 capital	1,247.3	505.7	56.0	741.6	1,191.3
(3)		Qualified Tier 2 capital	771.5	58.0	(103.5)	713.4	875.0
	i)	The amount of unrealized gains on investment securities	249.6	78.6	(39.2)	170.9	288.8
	ii)	The amount of land revaluation excess	(1.3)	(1.3)	(0.1)	(0.0)	(1.1)
	iii)	Subordinate debts	447.9	(32.6)	(50.0)	480.5	497.9
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	23.9	(287.7)	(275.4)	311.7	299.3
(6)		Net qualifying capital (2)+(3)+(4)-(5)	1,994.8	851.5	227.9	1,143.3	1,766.9
(7)		Risk-adjusted assets	13,394.3	3,188.7	(139.5)	10,205.6	13,533.9

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 are amounts from The Mitsubishi Trust and Banking Corporation.)

			(in billions of yen)
			As of September 30, 2006 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
(1)		Risk-adjusted capital ratio	14.43%	3.34%	1.78%	11.09%	12.65%
		Tier 1 ratio	8.83%	1.72%	0.43%	7.11%	8.40%
(2)		Tier 1 capital	1,190.9	469.9	48.8	720.9	1,142.1
(3)		Qualified Tier 2 capital	768.9	57.4	(103.9)	711.4	872.8
	i)	The amount of unrealized gains on investment securities	247.6	77.8	(39.3)	169.7	287.0
	ii)	The amount of land revaluation excess	(1.9)	(1.1)	(0.0)	(0.8)	(1.9)
	iii)	Subordinate debts	447.9	(32.6)	(50.0)	480.5	497.9
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	14.7	(293.2)	(280.0)	307.9	294.7
(6)		Net qualifying capital (2)+(3)+(4)-(5)	1,945.1	820.7	224.9	1,124.4	1,720.2
(7)		Risk-adjusted assets	13,473.3	3,339.4	(121.0)	10,133.8	13,594.3

II. Loan Portfolio and Other

1.	Risk-Monitored Loans

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from Mitsubishi-Tokyo Financial Group, Inc. and UFJ Holdings, Inc.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Loans to bankrupt borrowers	52,401	3,216	(6,002)	49,185	58,404
Loans past due	686,209	(646,711)	(213,969)	1,332,921	900,179
Accruing loans contractually past due 3 months or more	20,370	1,023	(2,486)	19,346	22,856
Restructured loans	739,278	(266,874)	(260,218)	1,006,152	999,497

Total	1,498,260	(909,346)	(482,676)	2,407,607	1,980,937

Written-off	978,581	(232,935)	(172,194)	1,211,516	1,150,775

Total loans and bills discounted	85,671,181	1,454,410	(91,925)	84,216,770	85,763,106

(% to total loans and bills discounted)
Loans to bankrupt borrowers	0.06%	0.00%	(0.00)%	0.05%	0.06%
Loans past due	0.80%	(0.78)%	(0.24)%	1.58%	1.04%
Accruing loans contractually past due 3 months or more	0.02%	0.00%	(0.00)%	0.02%	0.02%
Restructured loans	0.86%	(0.33)%	(0.30)%	1.19%	1.16%

Total	1.74%	(1.10)%	(0.56)%	2.85%	2.30%

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

(Combined including Trust Accounts)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Loans to bankrupt borrowers	42,392	(4,918)	(3,477)	47,310	45,869
Loans past due	546,892	(745,075)	(219,464)	1,291,968	766,357
Accruing loans contractually past due 3 months or more	18,065	(943)	(4,697)	19,009	22,763
Restructured loans	639,220	(366,208)	(262,421)	1,005,428	901,642

Total	1,246,571	(1,117,145)	(490,061)	2,363,717	1,736,632

Written-off	766,790	(309,882)	(134,840)	1,076,673	901,630

Total loans and bills discounted	79,963,340	(1,085,174)	(204,660)	81,048,515	80,168,001

(% to total loans and bills discounted)
Loans to bankrupt borrowers	0.05%	(0.00)%	(0.00)%	0.05%	0.05%
Loans past due	0.68%	(0.91)%	(0.27)%	1.59%	0.95%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.02%	0.02%
Restructured loans	0.79%	(0.44)%	(0.32)%	1.24%	1.12%

Total	1.55%	(1.35)%	(0.60)%	2.91%	2.16%

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Loans to bankrupt borrowers	49,730	1,858	(221)	47,871	49,951
Loans past due	639,675	(579,398)	(184,662)	1,219,073	824,338
Accruing loans contractually past due 3 months or more	17,866	148	(3,363)	17,717	21,229
Restructured loans	637,087	(334,044)	(241,669)	971,131	878,757

Total	1,344,359	(911,434)	(429,918)	2,255,793	1,774,277

Written-off	842,227	(248,165)	(130,475)	1,090,392	972,703

Total loans and bills discounted	76,337,877	1,044,699	58,180	75,293,177	76,279,697

(% to total loans and bills discounted)
Loans to bankrupt borrowers	0.06%	0.00%	(0.00)%	0.06%	0.06%
Loans past due	0.83%	(0.78)%	(0.24)%	1.61%	1.08%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.02%	0.02%
Restructured loans	0.83%	(0.45)%	(0.31)%	1.28%	1.15%

Total	1.76%	(1.23)%	(0.56)%	2.99%	2.32%

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Loans to bankrupt borrowers	39,781	1,121	742	38,659	39,038
Loans past due	500,684	(615,323)	(190,709)	1,116,008	691,394
Accruing loans contractually past due 3 months or more	16,906	382	(4,192)	16,524	21,099
Restructured loans	535,770	(345,956)	(243,931)	881,726	779,702

Total	1,093,143	(959,775)	(438,091)	2,052,919	1,531,234

Written-off	631,226	(203,206)	(93,161)	834,433	724,388

Total loans and bills discounted	69,538,871	(87,609)	(48,324)	69,626,480	69,587,196

(% to total loans and bills discounted)
Loans to bankrupt borrowers	0.05%	0.00%	0.00%	0.05%	0.05%
Loans past due	0.72%	(0.88)%	(0.27)%	1.60%	0.99%
Accruing loans contractually past due 3 months or more	0.02%	0.00%	(0.00)%	0.02%	0.03%
Restructured loans	0.77%	(0.49)%	(0.35)%	1.26%	1.12%

Total	1.57%	(1.37)%	(0.62)%	2.94%	2.20%

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Loans to bankrupt borrowers	2,583	(6,039)	(4,257)	8,623	6,841
Loans past due	46,534	(129,977)	(28,841)	176,512	75,376
Accruing loans contractually past due 3 months or more	1,062	(1,272)	(564)	2,334	1,626
Restructured loans	102,191	(20,998)	(18,548)	123,189	120,739

Total	152,372	(158,288)	(52,213)	310,660	204,585

Written-off	136,353	(108,845)	(41,718)	245,199	178,072
Total loans and bills discounted	10,185,808	(969,144)	(139,493)	11,154,953	10,325,302

(% to total loans)
Loans to bankrupt borrowers	0.02%	(0.05)%	(0.04)%	0.07%	0.06%
Loans past due	0.45%	(1.12)%	(0.27)%	1.58%	0.73%
Accruing loans contractually past due 3 months or more	0.01%	(0.01)%	(0.00)%	0.02%	0.01%
Restructured loans	1.00%	(0.10)%	(0.16)%	1.10%	1.16%

Total	1.49%	(1.28)%	(0.48)%	2.78%	1.98%

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Loans to bankrupt borrowers	2,525	(6,010)	(4,253)	8,536	6,779
Loans past due	46,157	(129,798)	(28,748)	175,955	74,906
Accruing loans contractually past due 3 months or more	1,062	(1,272)	(564)	2,334	1,626
Restructured loans	102,191	(20,218)	(18,548)	122,410	120,739
Total	151,936	(157,300)	(52,115)	309,237	204,052
Written-off	135,563	(106,676)	(41,679)	242,239	177,242

Total loans and bills discounted	10,246,264	(946,850)	(145,131)	11,193,115	10,391,395

(% to total loans)
Loans to bankrupt borrowers	0.02%	(0.05)%	(0.04)%	0.07%	0.06%
Loans past due	0.45%	(1.12)%	(0.27)%	1.57%	0.72%
Accruing loans contractually past due 3 months or more	0.01%	(0.01)%	(0.00)%	0.02%	0.01%
Restructured loans	0.99%	(0.09)%	(0.16)%	1.09%	1.16%

Total	1.48%	(1.27)%	(0.48)%	2.76%	1.96%

Trust Accounts

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Loans to bankrupt borrowers	85	(28)	33	113	51
Loans past due	50	46	(6)	4	56
Accruing loans contractually past due 3 months or more	96	(53)	59	150	37
Restructured loans	1,258	(33)	58	1,291	1,199
Total	1,491	(69)	145	1,560	1,346

Total loans and bills discounted	178,203	(50,715)	(11,205)	228,919	189,409

(% to total loans)
Loans to bankrupt borrowers	0.04%	(0.00)%	0.02%	0.04%	0.02%
Loans past due	0.02%	0.02%	(0.00)%	0.00%	0.02%
Accruing loans contractually past due 3 months or more	0.05%	(0.01)%	0.03%	0.06%	0.01%
Restructured loans	0.70%	0.14%	0.07%	0.56%	0.63%

Total	0.83%	0.15%	0.12%	0.68%	0.71%

2.	Classification of Risk-Monitored Loans

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from Mitsubishi-Tokyo Financial Group, Inc.(Consolidated), UFJ bank Limited, UFJ Trust bank Limited and UFJSP.)

Classified by geographic area

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic*	1,407,233	(767,550)	(421,495)	2,174,783	1,828,728
Overseas*	91,027	(141,795)	(61,181)	232,823	152,208
Asia	19,285	(11,217)	3,598	30,503	15,687
Indonesia	6,015	2,719	2,849	3,295	3,165
Thailand	2,020	(4,162)	(15)	6,182	2,036
Hong Kong	3,226	(9,382)	(2,169)	12,608	5,396
Other	8,024	(391)	2,934	8,415	5,090
United States of America	47,565	(68,383)	(18,060)	115,948	65,625
Other	24,176	(62,195)	(46,719)	86,371	70,895

Total	1,498,260	(909,346)	(482,676)	2,407,607	1,980,937

Note: “Domestic” and “Overseas” are classified by domicile of borrowers.

Classified by industry

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic*	1,407,233	(767,550)	(421,495)	2,174,783	1,828,728
Manufacturing	164,727	(38,637)	(31,214)	203,365	195,942
Construction	66,412	(41,607)	(4,270)	108,020	70,683
Wholesale and Retail	153,368	(345,437)	(246,897)	498,805	400,265
Banks and other financial institutions	1,428	(67,688)	(14,552)	69,117	15,980
Real estate	288,644	(261,040)	(176,749)	549,684	465,393
Services	152,109	(212,038)	(18,984)	364,148	171,094
Other industries	169,698	29,469	(43,037)	140,228	212,735
Consumer	410,844	169,430	114,210	241,413	296,633
Overseas*	91,027	(141,795)	(61,181)	232,823	152,208
Finance	31,402	(45,652)	(36,609)	77,055	68,011
Commercial and industrial	57,888	(94,787)	(21,444)	152,675	79,333
Other	1,736	(1,355)	(3,127)	3,092	4,863

Total	1,498,260	(909,346)	(482,676)	2,407,607	1,980,937

Note: “Domestic” and “Overseas” are classified by domicile of borrowers.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi Ltd.(Consolidated), UFJ Bank Limited and UFJSP.)

Classified by geographic area	(in millions of yen)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic*	1,259,978	(625,585)	(374,556)	1,885,563	1,634,535
Overseas*	84,380	(128,175)	(55,362)	212,555	139,742
Asia	19,244	(11,236)	3,600	30,481	15,643
Indonesia	5,973	2,699	2,852	3,273	3,121
Thailand	2,020	(4,162)	(15)	6,182	2,036
Hong Kong	3,226	(9,382)	(2,169)	12,608	5,396
Other	8,024	(391)	2,934	8,415	5,090
United States of America	41,337	(55,964)	(11,880)	97,302	53,217
Other	23,798	(60,974)	(47,082)	84,772	70,880

Total	1,344,359	(753,760)	(429,918)	2,098,119	1,774,277

Note: “Domestic” and “Overseas” are classified by domicile of borrowers.

Classified by industry	(in millions of yen)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic*	1,259,978	(625,585)	(374,556)	1,885,563	1,634,535
Manufacturing	139,950	(18,659)	(20,628)	158,610	160,579
Construction	62,541	(14,643)	53	77,185	62,488
Wholesale and Retail	141,039	(331,606)	(234,638)	472,646	375,677
Banks and other financial institutions	1,139	(67,977)	(14,840)	69,117	15,979
Real estate	277,691	(231,661)	(175,163)	509,352	452,855
Services	141,461	(158,909)	(16,974)	300,371	158,435
Other industries	118,560	29,764	(25,280)	88,796	143,841
Consumer	377,594	168,109	112,917	209,484	264,677
Overseas*	84,380	(128,175)	(55,362)	212,555	139,742
Finance	26,991	(42,102)	(35,355)	69,094	62,347
Commercial and industrial	55,689	(85,069)	(16,879)	140,758	72,568
Other	1,699	(1,003)	(3,126)	2,702	4,825

Total	1,344,359	(753,760)	(429,918)	2,098,119	1,774,277

Note: “Domestic” and “Overseas” are classified by domicile of borrowers.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

Classified by geographic area

	(in millions of yen)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic*	1,019,530	(842,790)	(382,706)	1,862,320	1,402,236
Overseas*	73,612	(116,985)	(55,385)	190,598	128,997
Asia	17,813	(11,922)	3,118	29,736	14,695
Indonesia	4,745	1,471	1,924	3,273	2,820
Thailand	2,020	(4,162)	(15)	6,182	2,036
Hong Kong	3,226	(9,382)	(2,169)	12,608	5,396
Other	7,821	151	3,379	7,670	4,442
United States of America	36,000	(50,105)	(8,649)	86,106	44,649
Other	19,798	(54,957)	(49,854)	74,755	69,653

Total	1,093,143	(959,775)	(438,091)	2,052,919	1,531,234

Note: “Domestic” and “Overseas” are classified by domicile of borrowers. Classified by industry
	(in millions of yen)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic*	1,019,530	(842,790)	(382,706)	1,862,320	1,402,236
Manufacturing	137,216	(21,192)	(20,803)	158,409	158,020
Construction	60,221	(16,910)	(428)	77,131	60,650
Wholesale and Retail	136,663	(335,432)	(234,528)	472,095	371,191
Banks and other financial institutions	1,130	(67,986)	(14,849)	69,117	15,979
Real estate	263,942	(242,513)	(176,373)	506,456	440,316
Services	136,698	(163,569)	(17,059)	300,268	153,758
Other industries	112,247	29,838	(24,648)	82,408	136,896
Consumer	171,409	(25,023)	105,986	196,433	65,423
Overseas*	73,612	(116,985)	(55,385)	190,598	128,997
Finance	26,991	(41,083)	(35,355)	68,075	62,347
Commercial and industrial	46,364	(75,528)	(15,555)	121,893	61,920
Other	256	(373)	(4,473)	630	4,730

Total	1,093,143	(959,775)	(438,091)	2,052,919	1,531,234

Note: “Domestic” and “Overseas” are classified by domicile of borrowers.

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

Classified by geographic area

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic	145,724	(144,668)	(46,393)	290,393	192,118
Overseas	6,647	(13,620)	(5,819)	20,267	12,466
Asia	41	19	(2)	21	43
Indonesia	41	19	(2)	21	43
Thailand	—	—	—	—	—
Hong Kong	—	—	—	—	—
Other	—	—	—	—	—
United States of America	6,227	(12,419)	(6,179)	18,646	12,407
Other	378	(1,220)	362	1,599	15

Total	152,372	(158,288)	(52,213)	310,660	204,585

Classified by industry
	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic	145,724	(144,668)	(46,393)	290,393	192,118
Manufacturing	24,626	(20,128)	(10,169)	44,754	34,795
Construction	3,834	(27,001)	(4,323)	30,835	8,157
Wholesale and Retail	12,324	(13,834)	(11,997)	26,159	24,321
Banks and other financial institutions	288	288	288	—	—
Real estate	10,092	(30,624)	(1,885)	40,716	11,978
Services	10,629	(53,147)	(1,733)	63,777	12,363
Other industries	51,137	(294)	(17,757)	51,431	68,894
Consumer	32,791	74	1,184	32,717	31,607
Overseas	6,647	(13,620)	(5,819)	20,267	12,466
Finance	4,410	(3,549)	(1,253)	7,960	5,663
Commercial and industrial	2,199	(9,718)	(4,565)	11,917	6,764
Other	37	(352)	(0)	390	38

Total	152,372	(158,288)	(52,213)	310,660	204,585

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

Classified by geographic area

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic	145,289	(143,680)	(46,296)	288,969	191,585
Overseas	6,647	(13,620)	(5,819)	20,267	12,466
Asia	41	19	(2)	21	43
Indonesia	41	19	(2)	21	43
Thailand	—	—	—	—	—
Hong Kong	—	—	—	—	—
Other	—	—	—	—	—
United States of America	6,227	(12,419)	(6,179)	18,646	12,407
Other	378	(1,220)	362	1,599	15

Total	151,936	(157,300)	(52,115)	309,237	204,052

Classified by industry

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic	145,289	(143,680)	(46,296)	288,969	191,585
Manufacturing	24,626	(20,128)	(10,169)	44,754	34,795
Construction	3,834	(27,001)	(4,323)	30,835	8,157
Wholesale and Retail	12,324	(13,834)	(11,997)	26,159	24,321
Banks and other financial institutions	288	288	288	—	—
Real estate	10,092	(30,239)	(1,885)	40,331	11,978
Services	10,629	(53,147)	(1,733)	63,777	12,363
Other industries	51,137	(294)	(17,757)	51,431	68,894
Consumer	32,356	677	1,281	31,678	31,074
Overseas	6,647	(13,620)	(5,819)	20,267	12,466
Banks and other financial institutions	4,410	(3,549)	(1,253)	7,960	5,663
Commercial and industrial	2,199	(9,718)	(4,565)	11,917	6,764
Other	37	(352)	(0)	390	38

Total	151,936	(157,300)	(52,115)	309,237	204,052

Trust Accounts

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic	1,491	(69)	145	1,560	1,346
Manufacturing	—	—	—	—	—
Construction	—	—	—	—	—
Wholesale and Retail	4	(9)	(4)	14	9
Banks and other financial institutions	—	—	—	—	—
Real estate	212	(125)	(9)	338	222
Services	301	(17)	(9)	319	311
Other industries	8	(5)	—	14	8
Consumer	963	89	169	873	794

Total	1,491	(69)	145	1,560	1,346

3.	Allowance for Loan Losses

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from Mitsubishi-Tokyo Financial Group, Inc. and UFJ Holdings, Inc.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses	1,113,252	(550,401)	(247,493)	1,663,654	1,360,745
General allowance for loan losses	878,013	(163,817)	(123,639)	1,041,830	1,001,652
Specific allowance for loan losses	235,071	(386,665)	(123,940)	621,736	359,012
Allowance for loans to specific foreign borrowers	167	80	86	86	81

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses	1,022,300	(463,601)	(210,195)	1,485,901	1,232,496
General allowance for loan losses	802,565	(153,716)	(109,477)	956,282	912,043
Specific allowance for loan losses	219,567	(309,966)	(100,804)	529,533	320,372
Allowance for loans to specific foreign borrowers	167	81	86	85	81

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses	714,493	(450,313)	(213,641)	1,164,806	928,134
General allowance for loan losses	576,820	(157,797)	(106,139)	734,618	682,960
Specific allowance for loan losses	137,505	(292,597)	(107,588)	430,102	245,093
Allowance for loans to specific foreign borrowers	167	81	86	85	81

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses	87,906	(88,536)	(37,212)	176,442	125,119
General allowance for loan losses	75,375	(11,179)	(14,098)	86,555	89,474
Specific allowance for loan losses	12,531	(77,355)	(23,113)	89,886	35,645
Allowance for loans to specific foreign borrowers	—	(0)	—	0	—

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses	86,718	(89,057)	(37,729)	175,775	124,448
General allowance for loan losses	75,627	(11,359)	(14,647)	86,986	90,274
Specific allowance for loan losses	11,090	(77,696)	(23,082)	88,787	34,173
Allowance for loans to specific foreign borrowers	—	(0)	—	0	—

Trust accounts

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Special internal reserves	3,393	(3,601)	(2,412)	6,995	5,806
Allowance for bad debts	534	(58)	(83)	592	617

4.	Coverage Ratio against Risk-Monitored Loans

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from Mitsubishi-Tokyo Financial Group, Inc. and UFJ Holdings, Inc.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses (a)	1,113,252	(550,401)	(247,493)	1,663,654	1,360,745
Risk-monitored loans (b)	1,498,260	(909,346)	(482,676)	2,407,607	1,980,937
Coverage ratio (a)/(b)	74.30%	5.20%	5.61%	69.09%	68.69%

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses (a)	1,022,300	(463,601)	(210,195)	1,485,901	1,232,496
Risk-monitored loans (b)	1,344,359	(911,434)	(429,918)	2,255,793	1,774,277
Coverage ratio (a)/(b)	76.04%	10.17%	6.57%	65.87%	69.46%

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses (a)	714,493	(450,313)	(213,641)	1,164,806	928,134
Risk-monitored loans (b)	1,093,143	(959,775)	(438,091)	2,052,919	1,531,234
Coverage ratio (a)/(b)	65.36%	8.62%	4.74%	56.73%	60.61%

The Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses (a)	87,906	(88,536)	(37,212)	176,442	125,119
Risk-monitored loans (b)	152,372	(158,288)	(52,213)	310,660	204,585
Coverage ratio (a)/(b)	57.69%	0.89%	(3.46)%	56.79%	61.15%

The Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses (a)	86,718	(89,057)	(37,729)	175,775	124,448
Risk-monitored loans (b)	151,936	(157,300)	(52,115)	309,237	204,052
Coverage ratio (a)/(b)	57.07%	0.23%	(3.91)%	56.84%	60.98%

5-1.	Non Performing Loans based on the Financial Reconstruction Law (the “FRL”)

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

Combined Financial Results including Trust Accounts

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited,

The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Bankrupt or De facto Bankrupt	125,008	(70,671)	(27,345)	195,679	152,354
Doubtful	495,918	(770,686)	(253,515)	1,266,604	749,433
Special Attention	656,907	(367,060)	(267,206)	1,023,968	924,114
Non Performing Loans (1)	1,277,833	(1,208,418)	(548,068)	2,486,252	1,825,902

Normal	87,462,970	(1,205,363)	1,190,634	88,668,334	86,272,336

6-1. Status of Coverage of Non Performing Loans based on the “FRL”

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined including Trust Accounts)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Covered amount (2)	1,009,657	(804,054)	(291,205)	1,813,711	1,300,862
Allowance for loan losses	297,712	(461,016)	(170,114)	758,729	467,827
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	711,944	(343,038)	(121,090)	1,054,982	833,034

Coverage ratio (2) / (1)	79.01%	6.06%	7.76%	72.94%	71.24%

Category	Loan amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	125,008 [152,354	]	5,034 [4,432	]	— [ —	]	119,973 [147,921	]		100.00 [100.00	% %]
Doubtful	495,918 [749,433	]	126,559 [232,601	]	— [ —	]	302,176 [414,151	]		86.45 [86.29	% %]
Special Attention	656,907 [924,114	]	166,118 [230,793	]	— [ —	]	289,794 [270,962	]		69.40 [54.29	% %]
Non Performing Loans (1)	1,277,833 [1,825,902	]	297,712 [467,827	]	— [ —	]	711,944 [833,034	]		79.01 [71.24	% %]
Normal	87,462,970 [86,272,336	]
Total (2)	88,740,804 [88,098,238	]
Share of Non Performing Loans (1) / (2)	1.43% [2.07%	]

Note: The upper figures are as of September 30, 2006. The lower figures with bracket are as of March 31, 2006.

5-2.  Non Performing Loans based on the Financial Reconstruction Law (the “FRL”)

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Bankrupt or De facto Bankrupt	117,081	(46,228)	(11,903)	163,309	128,985
Doubtful	454,572	(651,795)	(228,489)	1,106,368	683,062
Special Attention	552,677	(345,573)	(248,124)	898,250	800,801
Non Performing Loans (1)	1,124,331	(1,043,596)	(488,517)	2,167,928	1,612,849

Normal	76,889,042	(390,855)	1,237,280	77,279,897	75,651,761

6-2. Status of Coverage of Non Performing Loans based on the “FRL”

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Covered amount (2)	889,984	(677,999)	(268,807)	1,567,983	1,158,791
Allowance for loan losses	267,665	(375,021)	(145,730)	642,687	413,395
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	622,318	(302,977)	(123,077)	925,296	745,396

Coverage ratio (2) / (1)	79.15%	6.83%	7.30%	72.32%	71.84%

Category	Loan amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+ (D)] / (A)
Bankrupt or De facto Bankrupt	117,081		4,941		—		112,139		100.00%		100.00%
	[128,985	]	[3,881	]	[ —	]	[125,103	]	[100.00%	]	[100.00%	]
Doubtful	454,572		116,243		—		275,169		64.79%		86.10%
	[683,062	]	[205,034	]	[ —	]	[384,596	]	[68.69%	]	[86.32%	]
Special Attention	552,677		146,480		—		235,009		46.11%		69.02%
	[800,801	]	[204,479	]	[ —	]	[235,696	]	[36.18%	]	[54.96%	]
Non Performing Loans (1)	1,124,331		267,665		—		622,318		53.31%		79.15%
	[1,612,849	]	[413,395	]	[ —	]	[745,396	]	[47.65%	]	[71.84%	]
Normal	76,889,042
	[75,651,761	]
Total (2)	78,013,374
	[77,264,610	]
Share of Non Performing Loans (1) / (2)	1.44% [2.08%	]

Note: The upper figures are as of September 30, 2006. The lower figures with bracket are as of March 31, 2006.

5-3.   Non Performing Loans based on the Financial Reconstruction Law (the “FRL”)

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Bankrupt or De facto Bankrupt	7,720	(24,398)	(15,528)	32,118	23,248
Doubtful	41,037	(118,862)	(25,054)	159,899	66,091
Special Attention	103,253	(21,491)	(19,113)	124,745	122,366
Non Performing Loans (1)	152,010	(164,752)	(59,696)	316,763	211,706

Normal	10,397,215	(763,862)	(35,296)	11,161,077	10,432,511

6-3. Status of Coverage of Non Performing Loans based on the “FRL”

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Covered amount (2)	118,511	(125,925)	(22,498)	244,437	141,010
Allowance for loan losses	30,047	(85,994)	(24,384)	116,041	54,431
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	88,464	(39,931)	1,886	128,396	86,578

Coverage ratio (2) / (1)	77.96%	0.79%	11.35%	77.16%	66.60%

Category	Loan amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+ (D)] / (A)
Bankrupt or De facto Bankrupt	7,720		92		—		7,627		100.00%		100.00%
	[23,248	]	[551	]	[ —	]	[22,697	]	[100.00	%]	[100.00	%]
Doubtful	41,037		10,315		—		26,764		72.27%		90.35%
	[66,091	]	[27,566	]	[ —	]	[29,283	]	[74.89	%]	[86.01	%]
Special Attention	103,253		19,638		—		54,072		39.93%		71.38%
	[122,366	]	[26,313	]	[ —	]	[34,597	]	[29.98	%]	[49.77	%]
Non Performing Loans (1)	152,010		30,047		—		88,464		47.28%		77.96%
	[211,706	]	[54,431	]	[ —	]	[86,578	]	[43.50	%]	[66.60	%]
Normal	10,397,215
	[10,432,511	]
Total (2)	10,549,226
	[10,644,218	]
Share of Non Performing Loans (1) / (2)	1.44%
	[1.98%	]

Note: The upper figures are as of September 30, 2006. The lower figures with bracket are as of March 31, 2006.

5-4.   Non Performing Loans based on the Financial Reconstruction Law (the “FRL”)

Trust Accounts

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Bankrupt or De facto Bankrupt	206	(45)	86	251	120
Doubtful	308	(28)	28	336	279
Special Attention	976	4	30	972	945
Non Performing Loans (1)	1,491	(69)	145	1,560	1,346

Normal	176,712	(50,645)	(11,350)	227,358	188,063

6-4. Status of Coverage of Non Performing Loans based on the “FRL”

Trust Accounts

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Covered amount (2)	1,161	(129)	100	1,290	1,060
Allowance for loan losses	—	—	—	—	—
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	1,161	(129)	100	1,290	1,060

Coverage ratio (2) / (1)	77.87%	(4.82)%	(0.89)%	82.69%	78.76%

Category	Loan amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	206		—		—		206			100.00%
	[120	]	[ —	]	[ —	]	[120	]		[100.00	%]
Doubtful	308		—		—		242			78.82%
	[279	]	[ —	]	[ —	]	[272	]		[97.16	%]
Special Attention	976		—		—		711			72.88%
	[945	]	[ —	]	[ —	]	[668	]		[70.62	%]
Non Performing Loans (1)	1,491		—		—		1,161			77.87%
	[1,346	]	[ —	]	[ —	]	[1,060	]		[78.76	%]
Normal	176,712
	[188,063	]
Total (2)	178,203
	[189,409	]
Share of Non Performing Loans (1) / (2)	0.83%
	[0.71%	]

Note: The upper figures are as of September 30, 2006. The lower figures with bracket are as of March 31, 2006.

7.	Progress in Disposal of Problem Assets

The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, UFJ Strategic Partner, Co., Ltd.

(“UFJSP”) and UFJ Equity Investment, Co., Ltd. (“UFJEI”) (Combined, Non-consolidated, including Trust Accounts)

(The amounts presented prior to September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, UFJSP, UFJEI, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006 (a)	As of September 30, 2006 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	555.6	444.8	367.3	279.1	194.5	153.3	125.2	(28.0)
Doubtful	1,963.8	2,024.9	4,439.0	1,407.2	1,266.9	749.7	500.4	(249.2)

Total	2,519.4	2,469.8	4,806.4	1,686.4	1,461.4	903.0	625.7	(277.3)

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2003

Bankrupt or De facto Bankrupt	555.6	370.8	247.6	133.0	83.7	62.0	42.7	(19.3)
Doubtful	1,963.8	832.7	470.3	318.9	215.9	136.1	111.7	(24.4)

Total	2,519.4	1,203.5	718.0	452.0	299.7	198.1	154.4	(43.7)

(2) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2003

Bankrupt or De facto Bankrupt		74.0	47.9	39.5	22.8	19.8	6.9	(12.9)
Doubtful		1,192.2	446.0	84.8	57.2	33.7	16.2	(17.5)

Total		1,266.2	493.9	124.3	80.0	53.6	23.2	(30.4)

(3) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2004

Bankrupt or De facto Bankrupt			71.8	35.7	20.2	13.5	8.7	(4.8)
Doubtful			3,522.6	638.8	365.6	209.1	34.6	(174.5)

Total			3,594.4	674.5	385.9	222.7	43.4	(179.3)

(4) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2004

Bankrupt or De facto Bankrupt				70.8	26.4	14.0	8.8	(5.2)
Doubtful				364.7	208.4	49.1	28.2	(20.8)

Total				435.5	234.8	63.1	37.0	(26.0)

(5) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2005

Bankrupt or De facto Bankrupt					41.2	22.5	19.3	(3.2)
Doubtful					419.6	170.0	101.2	(68.7)

Total					460.8	192.6	120.6	(71.9)

(6) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2005

Bankrupt or De facto Bankrupt						21.2	16.3	(4.9)
Doubtful						151.4	72.1	(79.2)

Total						172.6	88.5	(84.1)

(7) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2006

Bankrupt or De facto Bankrupt							22.2
Doubtful							136.0

Total							158.3

(B) Historical data for disposal of problem assets

(1)	Assets categorized as problem assets based on the “FRL” prior to September 30, 2003

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	62.0	42.7		(19.3)
Doubtful	136.1	111.7		(24.4)

Total	198.1	154.4	(A)	(43.7	)(B)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	0.2
Re-constructive treatment	0.1
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	9.3
Write-offs	5.2
Other	28.7
Collection / Repayment	26.0
Upgraded	2.7

Total	43.7	(B)

These measures shown below have been already taken to outstanding problem loans (A).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	9.0
Quasi-legal liquidation	1.3
Split-off of problem loans	—
Partial write-off of smaller balance loans	31.8
Entrust to the Resolution and Collection Corporation	—

Total	42.2

(2)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2003

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	19.8	6.9		(12.9)
Doubtful	33.7	16.2		(17.5)

Total	53.6	23.2	(C)	(30.4	)(D)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	0.3
Re-constructive treatment	0.4
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	2.0
Write-offs	0.4
Other	27.2
Collection / Repayment	11.8
Upgraded	15.4

Total	30.4	(D)

These measures shown below have been already taken to outstanding problem loans (C).

				(in billions of yen)
				First half of fiscal 2006
Legal liquidation				4.3
Quasi-legal liquidation				—
Split-off of problem loans				—
Partial write-off of small balance loans				2.5
Entrust to the Resolution and Collection Corporation				—

Total				6.9

(3) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2004

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	13.5	8.7		(4.8)
Doubtful	209.1	34.6		(174.5)

Total	222.7	43.4	(E)	(179.3	)(F)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	0.0
Re-constructive treatment	0.3
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	4.2
Write-offs	1.7
Other	172.8
Collection / Repayment	16.1
Upgrade	156.6

Total	179.3	(F)

These measures shown below have been already taken to outstanding problem loans (E).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	4.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	4.2
Entrust to the Resolution and Collection Corporation	—

Total	8.6

(4)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2004

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	14.0	8.8		(5.2)
Doubtful	49.1	28.2		(20.8)

Total	63.1	37.0	(G)	(26.0	)(H)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	3.5
Re-constructive treatment	0.0
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	1.8
Write-offs	4.4
Other	16.0
Collection / Repayment	6.6
Upgrade	9.4

Total	26.0	(H)

These measures shown below have been already taken to outstanding problem loans (G).

(in billions of yen)
First half of fiscal 2006
Legal liquidation	4.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	4.0
Entrust to the Resolution and Collection Corporation	—

Total	8.8

(5)	Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2005

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	22.5	19.3		(3.2)
Doubtful	170.0	101.2		(68.7)

Total	192.6	120.6	(I)	(71.9	)(J)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	0.5
Re-constructive treatment	0.4
Upgrade due to re-constructive treatment	3.9
Loan sales to secondary market	24.3
Write-offs	7.8
Other	34.8
Collection / Repayment	23.9
Upgraded	10.8

Total	71.9	(J)

These measures shown below have been already taken to outstanding problem loans (I).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	5.9
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	12.0
Entrust to the Resolution and Collection Corporation	—

Total	18.0

(6)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2005

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	21.2	16.3		(4.9)
Doubtful	151.4	72.1		(79.2)

Total	172.6	88.5	(K)	(84.1	)(L)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	1.9
Re-constructive treatment	0.7
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	3.2
Write-offs	19.1
Other	59.0
Collection / Repayment	25.0
Upgraded	34.0

Total	84.1	(L)

These measures shown below have been already taken to outstanding problem loans (K).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	7.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	7.6
Entrust to the Resolution and Collection Corporation	—

Total	15.5

(7) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2006

	(in billions of yen)
	As of September 30, 2006
Bankrupt or De facto Bankrupt	22.2
Doubtful	136.0

Total	158.3	(M)

These measures shown below have been already taken to outstanding problem loans (M).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	9.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	9.5
Entrust to the Resolution and Collection Corporation	—

Total	19.3

The Bank of Tokyo-Mitsubishi UFJ, Ltd., “UFJSP” and “UFJEI” (Combined, Non-Consolidated)

(The amounts presented prior to September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, UFJSP and UFJEI.)

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006 (a)	As of September 30, 2006 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	460.1	365.2	306.5	229.5	162.1	129.9	117.3	(12.6)
Doubtful	1,682.9	1,639.7	3,901.2	1,240.6	1,106.7	683.3	459.1	(224.2)

Total	2,143.0	2,004.9	4,207.7	1,470.2	1,268.8	813.3	576.4	(236.8)

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2003

Bankrupt or De facto Bankrupt	460.1	306.4	199.4	107.3	65.0	49.7	39.0	(10.7)
Doubtful	1,682.9	713.3	428.6	288.7	191.9	130.2	105.5	(24.6)

Total	2,143.0	1,019.8	628.0	396.1	257.0	180.0	144.5	(35.4)

(2) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2003

Bankrupt or De facto Bankrupt		58.7	38.5	31.9	21.4	19.4	6.7	(12.7)
Doubtful		926.3	343.2	57.6	31.3	18.3	15.6	(2.6)

Total		985.0	381.7	89.5	52.8	37.7	22.3	(15.4)

(3) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2004

Bankrupt or De facto Bankrupt			68.5	25.3	16.5	9.3	8.3	(1.0)
Doubtful			3,129.3	579.1	312.8	186.3	29.3	(156.9)

Total			3,197.9	604.4	329.3	195.6	37.7	(157.9)

(4) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2004

Bankrupt or De facto Bankrupt				64.9	25.6	13.4	8.4	(5.0)
Doubtful				315.1	173.5	46.7	27.4	(19.3)

Total				380.0	199.1	60.2	35.8	(24.4)

(5) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2005

Bankrupt or De facto Bankrupt					33.5	17.0	17.6	0.5
Doubtful					396.8	156.1	90.0	(66.0)

Total					430.4	173.2	107.7	(65.5)

(6) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2005

Bankrupt or De facto Bankrupt						20.8	15.2	(5.6)
Doubtful						145.4	68.8	(76.6)

Total						166.3	84.0	(82.3)

(7) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2006

Bankrupt or De facto Bankrupt							22.0
Doubtful							122.2

Total							144.2

(B) Historical data for disposal of problem assets

(1)	Assets categorized as problem assets based on the “FRL” prior to September 30,2003

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	49.7	39.0		(10.7)
Doubtful	130.2	105.5		(24.6)

Total	180.0	144.5	(A)	(35.4	)(B)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	0.2
Re-constructive treatment	0.1
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	3.5
Write-offs	4.9
Other	26.6
Collection / Repayment	24.1
Upgrade	2.4

Total	35.4	(B)

These measures shown below have been already taken to outstanding problem loans (A).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	5.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	30.4
Entrust to the Resolution and Collection Corporation	—

Total	36.0

(2)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2003

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	19.4	6.7		(12.7)
Doubtful	18.3	15.6		(2.6)

Total	37.7	22.3	(C)	(15.4	)(D)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	0.3
Re-constructive treatment	0.4
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	2.0
Write-offs	0.4
Other	12.3
Collection / Repayment	11.6
Upgrade	0.6

Total	15.4	(D)

These measures shown below have been already taken to outstanding problem loans (C).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	4.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	2.4
Entrust to the Resolution and Collection Corporation	—

Total	6.7

(3)	Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2004

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	9.3	8.3		(1.0)
Doubtful	186.3	29.3		(156.9)

Total	195.6	37.7	(E)	(157.9	)(F)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	0.0
Re-constructive treatment	0.3
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	4.2
Write-offs	1.7
Other	151.5
Collection / Repayment	11.1
Upgrade	140.4

Total	157.9	(F)

These measures shown below have been already taken to outstanding problem loans (E).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	4.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	3.8
Entrust to the Resolution and Collection Corporation	—

Total	8.2

(4)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2004

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	13.4	8.4		(5.0)
Doubtful	46.7	27.4		(19.3)

Total	60.2	35.8	(G)	(24.4	)(H)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	3.5
Re-constructive treatment	0.0
Upgrade due to re-constructive treatment	0.0
Loan sales to secondary market	1.8
Write-offs	4.4
Other	14.4
Collection / Repayment	6.4
Upgrade	7.9

Total	24.4	(H)

These measures shown below have been already taken to outstanding problem loans (G).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	4.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	3.8
Entrust to the Resolution and Collection Corporation	—

Total	8.3

(5)	Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2005

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	17.0	17.6		0.5
Doubtful	156.1	90.0		(66.0)

Total	173.2	107.7	(I)	(65.5	)(J)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	0.5
Re-constructive treatment	0.4
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	24.3
Write-offs	7.4
Other	32.6
Collection / Repayment	22.0
Upgrade	10.6

Total	65.5	(J)

These measures shown below have been already taken to outstanding problem loans (I).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	5.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	10.7
Entrust to the Resolution and Collection Corporation	—

Total	16.5

(6)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2005

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	20.8	15.2		(5.6)
Doubtful	145.4	68.8		(76.6)

Total	166.3	84.0	(K)	(82.3	)(L)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	1.9
Re-constructive treatment	0.7
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	3.2
Write-offs	18.9
Other	57.4
Collection / Repayment	23.8
Upgrade	33.6

Total	82.3	(L)

These measures shown below have been already taken to outstanding problem loans (K).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	7.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	6.5
Entrust to the Resolution and Collection Corporation	—

Total	14.3

(7) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2006

	(in billions of yen)
	As of September 30, 2006
Bankrupt or De facto Bankrupt	22.0
Doubtful	122.2

Total	144.2	(M)

These measures shown below have been already taken to outstanding problem loans (M).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	9.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	9.3
Entrust to the Resolution and Collection Corporation	—

Total	19.0

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated, including Trust Accounts)

(The amounts presented prior to September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006 (a)	As of September 30, 2006 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	95.5	79.6	60.8	49.6	32.3	23.3	7.9	(15.4)
Doubtful	280.8	385.2	537.7	166.5	160.2	66.3	41.3	(25.0)

Total	376.3	464.8	598.6	216.2	192.6	89.7	49.2	(40.4)

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2003

Bankrupt or De facto Bankrupt	95.5	64.3	48.2	25.7	18.7	12.2	3.6	(8.5)
Doubtful	280.8	119.3	41.6	30.1	23.9	5.9	6.2	0.2

Total	376.3	183.6	89.9	55.8	42.6	18.1	9.9	(8.2)

(2) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2003

Bankrupt or De facto Bankrupt		15.2	9.4	7.6	1.3	0.3	0.2	(0.1)
Doubtful		265.8	102.7	27.2	25.8	15.4	0.6	(14.8)

Total		281.1	112.2	34.8	27.2	15.8	0.8	(14.9)

(3) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2004

Bankrupt or De facto Bankrupt			3.2	10.3	3.7	4.2	0.4	(3.7)
Doubtful			393.2	59.7	52.8	22.8	5.2	(17.5)

Total			396.5	70.0	56.5	27.0	5.7	(21.3)

(4) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2004

Bankrupt or De facto Bankrupt				5.9	0.8	0.5	0.4	(0.1)
Doubtful				49.5	34.9	2.3	0.8	(1.5)

Total				55.4	35.7	2.9	1.2	(1.6)

(5) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2005

Bankrupt or De facto Bankrupt					7.6	5.5	1.7	(3.7)
Doubtful					22.7	13.9	11.2	(2.6)

Total					30.4	19.4	12.9	(6.4)

(6) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2005

Bankrupt or De facto Bankrupt						0.4	1.1	0.7
Doubtful						5.9	3.3	(2.5)

Total						6.3	4.4	(1.8)

(7) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2006

Bankrupt or De facto Bankrupt							0.2
Doubtful							13.8

Total							14.1

(B)	Historical data for disposal of problem assets

(1)	Assets categorized as problem assets based on the “FRL” prior to September 30, 2003

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	12.2	3.6		(8.5)
Doubtful	5.9	6.2		0.2

Total	18.1	9.9	(A)	(8.2	)(B)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	5.7
Write-offs	0.3
Other	2.1
Collection / Repayment	1.8
Upgrade	0.3

Total	8.2	(B)

These measures shown below have been already taken to outstanding problem loans (A).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	3.4
Quasi-legal liquidation	1.3
Split-off of problem loans	—
Partial write-off of smaller balance loans	1.3
Entrust to the Resolution and Collection Corporation	0.0

Total	6.1

(2)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2003

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	0.3	0.2		(0.1)
Doubtful	15.4	0.6		(14.8)

Total	15.8	0.8	(C)	(14.9	)(D)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	—
Write-offs	—
Other	14.9
Collection / Repayment	0.1
Upgrade	14.8

Total	14.9	(D)

These measures shown below have been already taken to outstanding problem loans (C).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	0.1
Entrust to the Resolution and Collection Corporation	—

Total	0.2

(3)	Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2004

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	4.2	0.4		(3.7)
Doubtful	22.8	5.2		(17.5)

Total	27.0	5.7	(E)	(21.3	)(F)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	—
Write-offs	0.0
Other	21.2
Collection / Repayment	5.0
Upgrade	16.2

Total	21.3	(F)

These measures shown below have been already taken to outstanding problem loans (E).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	0.3
Entrust to the Resolution and Collection Corporation	—

Total	0.4

(4)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2004

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	0.5	0.4		(0.1)
Doubtful	2.3	0.8		(1.5)

Total	2.9	1.2	(G)	(1.6	)(H)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	—
Write-offs	0.0
Other	1.6
Collection / Repayment	0.1
Upgrade	1.4

Total	1.6	(H)

These measures shown below have been already taken to outstanding problem loans (G).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	0.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	0.2
Entrust to the Resolution and Collection Corporation	—

Total	0.4

(5)	Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2005

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	5.5	1.7		(3.7)
Doubtful	13.9	11.2		(2.6)

Total	19.4	12.9	(I)	(6.4	)(J)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	3.9
Loan sales to secondary market	—
Write-offs	0.3
Other	2.1
Collection / Repayment	1.9
Upgrade	0.2

Total	6.4	(J)

These measures shown below have been already taken to outstanding problem loans (I).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	0.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	1.3
Entrust to the Resolution and Collection Corporation	—

Total	1.5

(6)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2005

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	0.4	1.1		0.7
Doubtful	5.9	3.3		(2.5)

Total	6.3	4.4	(K)	(1.8	)(L)

Progress in disposal of problem assets	(in billions of yen)
	First half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	0.0
Write-offs	0.2
Other	1.5
Collection / Repayment	1.2
Upgrade	0.3

Total	1.8	(L)

These measures shown below have been already taken to outstanding problem loans (K).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	1.0
Entrust to the Resolution and Collection Corporation	—

Total	1.1

(7) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2006

	(in billions of yen)
	As of September 30, 2006
Bankrupt or De facto Bankrupt	0.2
Doubtful	13.8

Total	14.1	(M)

These measures shown below have been already taken to outstanding problem loans (M).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	0.1
Entrust to the Resolution and Collection Corporation	—

Total	0.2

8-1.	Classification of Loans by Type of Industry

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation including Trust Accounts

(Combined, Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited,

The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic offices (excluding loans booked at offshore markets)	70,740,699	(3,298,356)	(981,938)	74,039,056	71,722,637
Manufacturing	7,648,933	(694,592)	(34,232)	8,343,525	7,683,165
Agriculture	24,029	4,379	2,774	19,649	21,255
Forestry	12,057	(5,199)	(5,190)	17,256	17,247
Fishery	31,948	711	801	31,237	31,147
Mining	51,032	(182)	(2,202)	51,214	53,234
Construction	1,568,193	(159,993)	(102,461)	1,728,186	1,670,654
Utilities	599,431	(53,460)	4,581	652,891	594,850
Communication and information services	1,856,602	(15,440)	(9,683)	1,872,042	1,866,285
Wholesale and Retail	7,623,073	(550,328)	(198,071)	8,173,401	7,821,144
Banks and other financial institution	8,238,078	445,214	736,165	7,792,863	7,501,913
Real estate	9,668,963	(375,785)	(208,125)	10,044,748	9,877,088
Services	6,162,409	(468,453)	(62,791)	6,630,862	6,225,200
Municipal government	875,966	89,764	(10,018)	786,202	885,984
Other industries	26,379,972	(1,514,988)	(1,093,480)	27,894,960	27,473,453
Overseas offices and loans booked at offshore markets	9,381,143	2,205,770	775,151	7,175,372	8,605,991

Total	80,121,843	(1,092,585)	(206,786)	81,214,428	80,328,629

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic offices (excluding loans booked at offshore markets)	60,441,425	(2,246,898)	(795,302)	62,688,323	61,236,728
Manufacturing	6,426,179	(671,140)	(20,400)	7,097,319	6,446,579
Agriculture	22,875	4,502	2,581	18,373	20,294
Forestry	12,057	(5,165)	(5,190)	17,222	17,247
Fishery	4,577	(1,239)	(1,518)	5,816	6,095
Mining	47,609	641	(2,172)	46,968	49,781
Construction	1,414,310	(153,711)	(97,719)	1,568,021	1,512,029
Utilities	355,552	(5,174)	17,214	360,726	338,338
Communication and information services	932,379	(35,444)	(31,386)	967,823	963,765
Wholesale and Retail	6,885,432	(612,647)	(276,327)	7,498,079	7,161,759
Banks and other financial institution	6,028,188	938,779	930,912	5,089,409	5,097,276
Real estate	8,046,037	(423,919)	(252,507)	8,469,956	8,298,544
Services	5,274,028	(571,838)	(84,238)	5,845,866	5,358,266
Municipal government	822,054	88,026	(11,595)	734,028	833,649
Other industries	24,170,148	(798,569)	(962,957)	24,968,717	25,133,106
Overseas offices and loans booked at offshore markets	9,097,446	2,159,289	746,978	6,938,157	8,350,468

Total	69,538,871	(87,609)	(48,324)	69,626,480	69,587,196

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic offices (excluding loans booked at offshore markets)	9,962,567	(993,331)	(173,304)	10,955,899	10,135,872
Manufacturing	1,220,707	(10,783)	(13,745)	1,231,490	1,234,452
Agriculture	1,154	(122)	193	1,276	961
Forestry	—	(34)	—	34	—
Fishery	27,371	2,950	2,319	24,421	25,052
Mining	3,423	(823)	(30)	4,246	3,453
Construction	153,863	(6,244)	(4,723)	160,107	158,586
Utilities	240,601	(39,455)	(11,863)	280,056	252,464
Communication and information services	914,939	24,518	22,938	890,420	892,001
Wholesale and Retail	737,596	62,366	78,280	675,229	659,316
Banks and other financial institution	2,190,121	(450,143)	(190,149)	2,640,264	2,380,270
Real estate	1,603,112	44,032	45,516	1,559,079	1,557,596
Services	884,901	105,748	23,684	779,152	861,217
Municipal government	24,323	4,963	2,659	19,360	21,664
Other industries	1,960,450	(730,301)	(128,380)	2,690,751	2,088,830
Overseas offices and loans booked at offshore markets	283,696	46,481	28,173	237,215	255,523

Total	10,246,264	(946,850)	(145,131)	11,193,115	10,391,395

Trust Accounts

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic offices (excluding loans booked at offshore markets)	336,706	(58,126)	(13,330)	394,832	350,037
Manufacturing	2,047	(12,669)	(87)	14,716	2,134
Agriculture	—	—	—	—	—
Forestry	—	—	—	—	—
Fishery	—	(1,000)	—	1,000	—
Mining	—	—	—	—	—
Construction	20	(38)	(19)	58	39
Utilities	3,278	(8,831)	(770)	12,109	4,048
Communication and information services	9,284	(4,515)	(1,235)	13,799	10,519
Wholesale and Retail	45	(48)	(24)	93	69
Banks and other financial institution	19,769	(43,420)	(4,598)	63,189	24,367
Real estate	19,814	4,101	(1,134)	15,713	20,948
Services	3,480	(2,364)	(2,237)	5,844	5,717
Municipal government	29,589	(3,225)	(1,082)	32,814	30,671
Other industries	249,374	13,882	(2,143)	235,491	251,517
Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	336,706	(58,126)	(13,330)	394,832	350,037

8-2. Domestic Consumer Loans

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation including Trust Accounts

(Combined, Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Total domestic consumer loans	18,634,387	(1,263,111)	(904,268)	19,897,498	19,538,655
Residential mortgage	17,406,554	(1,080,614)	(838,149)	18,487,169	18,244,704
Other	1,227,832	(182,496)	(66,119)	1,410,328	1,293,951

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Total domestic consumer loans	17,487,398	(1,226,824)	(887,383)	18,714,222	18,374,781
Residential mortgage	16,289,454	(1,053,189)	(824,266)	17,342,643	17,113,720
Other	1,197,944	(173,634)	(63,117)	1,371,578	1,261,061

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from the Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Total domestic consumer loans	1,050,668	(10,643)	(12,679)	1,061,312	1,063,348
Residential mortgage	1,022,137	(2,150)	(9,849)	1,024,288	1,031,987
Other	28,531	(8,493)	(2,829)	37,024	31,360

Trust Accounts

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Total domestic consumer loans	96,320	(25,643)	(4,206)	121,963	100,526
Residential mortgage	94,962	(25,275)	(4,033)	120,238	98,996
Other	1,357	(368)	(172)	1,725	1,529

8-3. Domestic Loans to Small/Medium-Sized Companies and Proprietors

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation including Trust Accounts

(Combined, Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Outstanding amount	44,814,586	(279,042)	(119,190)	45,093,628	44,933,776
% to total domestic loans	63.35%	2.44%	0.70%	60.90%	62.64%

*	Figures for September 30, 2006 and March 31, 2006 do not include loans to Mitsubishi UFJ Financial Group, Inc.

Figure for September 30, 2005 includes ¥358,400 million of loans to UFJ Holdings, Inc made by UFJ Bank Limited and UFJ Trust Bank Limited.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Outstanding amount	39,866,630	(569,938)	(264,729)	40,436,568	40,131,359
% to total domestic loans	65.95%	1.45%	0.42%	64.50%	65.53%

*	Figures for September 30, 2006 and March 31, 2006 do not include loans to Mitsubishi UFJ Financial Group, Inc.

Figure for September 30, 2005 includes ¥278,400 million of loans to UFJ Holdings, Inc made by UFJ Bank Limited.

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Outstanding amount	4,672,596	304,013	150,956	4,368,582	4,521,640
% to total domestic loans	46.90%	7.02%	2.29%	39.87%	44.61%

*	Figures for September 30, 2006 and March 31, 2006 do not include loans to Mitsubishi UFJ Financial Group, Inc.

Figure for September 30, 2005 includes ¥80,000 million of loans to UFJ Holdings, Inc made by UFJ Trust Bank Limited.

Trust Accounts

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Outstanding amount	275,360	(13,117)	(5,417)	288,477	280,777
% to total domestic loans	81.78%	8.71%	1.56%	73.06%	80.21%

9.	Overseas Loans

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined, Non-consolidated )

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited,

The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

(1)	Loans to specific foreign countries

	(in millions of yen except number of countries)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Outstanding amount	2,123	1,580	1,584	543	538
Number of countries	4	(1)	—	5	4

(2) Loans to Asian countries

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Thailand	479,283	150,682	66,956	328,600	412,326
Indonesia	264,472	88,327	(15,486)	176,144	279,958
Malaysia	196,729	79,830	36,223	116,899	160,505
Philippines	61,969	5,934	(2,067)	56,035	64,037
South Korea	226,604	5,504	18,434	221,099	208,169
Singapore	371,355	69,657	104,499	301,698	266,856
Hong Kong	671,667	38,108	41,299	633,558	630,367
China	658,687	104,925	48,663	553,761	610,023
Taiwan	165,296	52,513	11,254	112,782	154,041
Others	143,960	52,198	27,074	91,762	116,886

Total	3,240,026	647,682	336,852	2,592,344	2,903,174

(3) Loans to Latin American countries

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Argentina	2,944	12	282	2,931	2,661
Brazil	89,272	28,026	(2,276)	61,246	91,548
Mexico	99,461	30,469	15,756	68,991	83,705
Caribbean countries	714,778	243,230	56,059	471,548	658,719
Others	70,848	10,903	365	59,945	70,482

Total	977,305	312,642	70,187	664,663	907,117

10.	Loans and Deposits

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

(Combined, Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited,

The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Deposits (ending balance)	109,555,732	(3,494,621)	(3,426,141)	113,050,354	112,981,873
Deposits (average balance)	110,332,412	(1,983,333)	(2,020,194)	112,315,745	112,352,606
Loans (ending balance)	79,785,136	(1,034,459)	(193,455)	80,819,596	79,978,591
Loans (average balance)	79,712,613	(130,542)	(669,703)	79,843,155	80,382,317

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Deposits (ending balance)	98,174,273	(2,203,840)	(2,918,270)	100,378,114	101,092,544
Deposits (average balance)	98,744,407	(747,695)	(929,003)	99,492,102	99,673,410
Loans (ending balance)	69,538,871	(87,609)	(48,324)	69,626,480	69,587,196
Loans (average balance)	69,328,230	411,389	(213,913)	68,916,840	69,542,144

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Deposits (ending balance)	11,381,458	(1,290,780)	(507,871)	12,672,239	11,889,329
Deposits (average balance)	11,588,005	(1,235,638)	(1,091,191)	12,823,643	12,679,196
Loans (ending balance)	10,246,264	(946,850)	(145,131)	11,193,115	10,391,395
Loans (average balance)	10,384,382	(541,932)	(455,790)	10,926,314	10,840,172

11.	Domestic Deposits

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

(Combined, Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Individuals	59,906,785	(289,774)	(311,046)	60,196,559	60,217,831
Corporations and others	39,309,622	(2,776,271)	(3,409,838)	42,085,894	42,719,460
Domestic deposits	99,216,407	(3,066,046)	(3,720,884)	102,282,454	102,937,292
Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Individuals	51,887,115	14,236	(164,548)	51,872,878	52,051,663
Corporations and others	36,675,535	(1,896,044)	(3,053,189)	38,571,579	39,728,724
Domestic deposits	88,562,650	(1,881,807)	(3,217,737)	90,444,457	91,780,387
Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.
Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Individuals	8,019,670	(304,011)	(146,498)	8,323,681	8,166,168
Corporations and others	2,634,086	(880,227)	(356,649)	3,514,314	2,990,735
Domestic deposits	10,653,757	(1,184,239)	(503,147)	11,837,996	11,156,904

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

12.	Number of Employees

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Number of Employees	38,669	(1,209)	(61)	39,878	38,730
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Number of Employees	30,626	(1,160)	(2)	31,786	30,628
Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Number of Employees	8,043	(49)	(59)	8,092	8,102

13. Number of Offices

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic	877	56	(4)	821	881
Head office and Branches	740	48	1	692	739
Sub-branches and Agencies	137	8	(5)	129	142
Overseas	87	(20)	—	107	87
Branches	44	(21)	—	65	44
Sub-branches	23	3	—	20	23
Representative offices	20	(2)	—	22	20

Total	964	36	(4)	928	968

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic	785	54	—	731	785
Head office and Branches	663	46	1	617	662
Sub-branches and Agencies	122	8	(1)	114	123
Overseas	80	(20)	—	100	80
Branches	39	(21)	—	60	39
Sub-branches	23	3	—	20	23
Representative offices	18	(2)	—	20	18

Total	865	34	—	831	865

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic	92	2	(4)	90	96
Head office and Branches	77	2	—	75	77
Sub-branches and Agencies	15	—	(4)	15	19
Overseas	7	—	—	7	7
Branches	5	—	—	5	5
Representative offices	2	—	—	2	2

Total	99	2	(4)	97	103

14.	Status of Deferred Tax Assets

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

(The amounts presented for FY2005 and prior years include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	Sep. 30, 2006
		vs. Mar. 31, 2006
Deferred tax assets	1,899.8	(127.0)
Allowance for loan losses	480.6	(115.3)
Write-down on investment securities	391.3	(32.5)
Net operating loss carried forwards	1,187.1	(132.8)
Reserve for employees’ retirement benefits	105.9	(10.9)
Unrealized losses on securities available for sale	—	—
Other	470.3	76.1
Valuation allowance	735.5	(88.5)
Deferred tax liabilities	1,318.7	(115.4)
Gains on placing trust for retirement benefits	48.6	1.4
Unrealized gains on securities available for sale	958.6	(113.4)
Other	311.3	(3.4)
Net Deferred tax assets	581.1	(11.6)
[MUFG Consolidated]
Net Deferred tax assets	549.3	(73.8)

(2)	Balance of Net Deferred Tax Assets and ratio to Tier 1 Capital

(3)	Net Business Profits before Credit Costs and Taxable Income (Six Months ended September 30, 2006)

(in billions of yen)
Interim FY 2006
Net business profits before credit costs	548.9
Credit related costs	68.2
Income before income taxes	708.1
Reconciliation to taxable income	(308.1)
Taxable income	399.9

(4)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

	(in billions of yen)
	FY2001	FY2002	FY2003	FY2004	FY2005
Net business profits before credit costs	1,329.6	1,468.8	1,444.3	1,472.5	1,340.4
Credit related costs	2,608.0	1,316.6	1,159.0	974.2	(531.7)
Income before income taxes	(1,925.2)	(1,122.4)	445.9	95.7	1,919.7
Reconciliation to taxable income	1,916.5	(2,163.2)	90.4	(297.2)	(1,615.2)
Taxable income	(8.7)	(3,285.6)	536.3	(201.4)	304.4

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented for FY2005 and prior years include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	Sep. 30, 2006
		vs. Mar. 31, 2006
Deferred tax assets	1,662.7	(80.2)
Allowance for loan losses	453.3	(91.6)
Write-down on investment securities	281.8	(27.1)
Net operating loss carried forwards	1,003.7	(102.8)
Reserve for employees’ retirement benefits	94.6	(4.5)
Unrealized losses on securities available for sale	—	—
Other	439.5	67.6
Valuation allowance	610.4	(78.1)
Deferred tax liabilities	1,064.5	(78.6)
Gains on placing trust for retirement benefits	46.5	1.4
Unrealized gains on securities available for sale	734.7	(77.8)
Other	283.2	(2.2)
Net Deferred tax assets	598.2	(1.6)
[Consolidated]
Net Deferred tax assets	583.4	(61.9)

(2)	Net Business profit before Credit Costs and Taxable Income (Current Fiscal Year)

(in billions of yen)
Interim FY 2006
Net business profits before credit costs	426.1
Credit related costs	110.7
Income before income taxes	544.5
Reconciliation to taxable income	(226.3)
Taxable income	318.1

(3)	Net Business profit before Credit Costs and Taxable Income (Past Five Fiscal Years)

	(in billions of yen)
	FY2001	FY2002	FY2003	FY2004	FY2005
Net business profit before credit costs	1,052.8	1,188.4	1,170.2	1,201.4	1,087.7
Credit related costs	2,229.0	1,097.9	1,089.3	892.4	(485.9)
Income before income taxes	(1,698.4)	(833.3)	262.5	(47.3)	1,612.7
Reconciliation to taxable income	1,654.6	(1,873.2)	289.5	(311.4)	(1,403.1)
Taxable income	(43.7)	(2,706.5)	552.0	(358.8)	209.5

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for six months ended September 30, 2006, we are classified as “4” described above since we have material net operating loss carried forwards. However since we believe the net operating loss carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(5)	Collectability of Deferred Tax Assets at September 30, 2006 (Assumptions)

(in billions of yen)
Five years total (2nd half of 2006 to 1st half of 2011)
Net business profits (based on our business plan) (*1)	7,488.7
Net business profit (basis of collectability determination) (*2)	5,759.0
Income before income taxes (basis of collectability determination)	4,205.9
Taxable income before adjustments (basis of collectability determination) (*3)	4,905.5
Temporary difference + net operating loss carry forwards (for which deferred tax assets shall be recognized)	3,886.7
Deferred tax assets at September 30, 2006 (*4)	1,662.7

(*1)	Before credit costs
(*2)	Based on the scenario that market indices stay below Assumptions for Business Plans.
(*3)	Before reversals of existing deductible temporary differences and net operating loss carry forwards
(*4)	Temporary difference + net operating loss carry forwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate

(Reference) Assumptions for Business Plan

	FY 2006 2nd half	FY 2007	FY2008	FY2009	FY2010	FY 2011 1st half
S/T interest rate (3 m/s TIBOR)	0.47%	0.37%	0.46%	0.48%	0.67%	0.67%
L/T interest rate (10 year JGB)	1.83%	1.94%	2.07%	2.13%	2.27%	2.27%
Exchange rate (Yen/USD)	¥105	¥105	¥105	¥105	¥105	¥105

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented for FY2005 and prior years include amounts from Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	Sep. 30, 2006
		vs. Mar. 31, 2006
Deferred tax assets	237.1	(46.8)
Allowance for loan losses	27.3	(23.7)
Write-down on investment securities	109.4	(5.4)
Net operating loss carried forwards	183.4	(30.0)
Reserve for employees’ retirement benefits	11.2	(6.4)
Unrealized losses on securities available for sale	—	—
Other	30.7	8.4
Valuation allowance	125.1	(10.4)
Deferred tax liabilities	254.2	(36.7)
Gains on placing trust for retirement benefits	2.1	—
Unrealized gains on securities available for sale	223.9	(35.5)
Other	28.1	(1.2)
Net Deferred tax assets	(17.0)	(10.0)
[MUTB Consolidated]
Net Deferred tax assets	(14.9)	(9.9)

(2)	Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

(in billions of yen)
Interim FY 2006
Net business profits before credit costs	122.8
Credit related costs	(42.5)
Income before income taxes	163.6
Reconciliation to taxable income	(81.8)
Taxable income	81.8

(3)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

	(in billions of yen)
	FY2001	FY2002	FY2003	FY2004	FY2005
Net business profits before credit costs	276.7	280.4	274.1	271.1	252.6
Credit related costs	379.0	218.6	69.7	81.7	(45.8)
Income before income taxes	(226.8)	(289.1)	183.4	143.1	306.9
Reconciliation to taxable income	261.8	(289.9)	(199.1)	14.1	(212.0)
Taxable income	35.0	(579.0)	(15.6)	157.3	94.8

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for six months ended September 30, 2006, we are classified as “4” described above since we have material net operating loss carried forwards. However since we believe the net operating loss carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(5)	Collectability of Deferred Tax Assets at September 30, 2006 (Assumptions)

(in billions of yen)
Five years total (2nd half of 2006 to 1st half of 2011)
Net business profits (based on our business plan) (*1)	1,447.5
Net business profits (basis of collectability determination) (*2)	1,223.3
Income before income taxes (basis of collectability determination)	1,031.6
Taxable income before adjustments (basis of collectability determination) (*3)	951.5
Temporary difference + net operating loss carry forwards (for which deferred tax assets shall be recognized)	518.3
Deferred tax assets at September 30, 2006	237.1

(*1)	Before credit costs
(*2)	Based on the scenario that market indices stay below Assumptions for Business Plan.
(*3)	Before reversals of existing deductible temporary differences and net operating loss carry forwards

(Reference) Assumptions for Business Plan

	FY 2006 2nd half	FY 2007	FY2008	FY2009	FY2010	FY 2011 1st half
S/T interest rate (3 m/s TIBOR)	0.47%	0.37%	0.46%	0.48%	0.67%	0.67%
L/T interest rate (10 year JGB)	1.83%	1.94%	2.07%	2.13%	2.27%	2.27%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105	¥105

15.	Employees’ Retirement Benefits

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(1)	Benefit obligation

	(in millions of yen)
		Six months ended September 30, 2006
Projected benefits obligation	(A-B+C+D+G)	1,882,079
Fair value of plan assets as of the beginning of the period	(A)	2,380,510
Prepaid pension cost as of the beginning of the period	(B)	360,653
Reserve for employees’ retirement benefits as of the beginning of the period	(C)	82,239
Unrecognized prior service cost as of the beginning of the period	(D)	(77,337)
Amortization for the period (Amortized period : mainly 10 years)	(E)	(2,816)
Unrecognized prior service cost at the end of the period	(F)	(74,521)
Unrecognized net actuarial loss as of the beginning of the period	(G)	(142,678)
Amortization for the period (Amortized period : mainly 10 years)	(H)	(429)
Unrecognized net actuarial loss as of the end of the period	(I)	(142,248)

Net amount unrecognized as of the beginning of the period	(J=D+G)	(220,015)
Net amount amortized during the period	(K=E+H)	(3,245)
Net amount unrecognized at end of the period	(L=J-K)	(216,770)

Note: Unrecognized prior service cost that arose during the period is included in the balance as of the beginning of the period.

(2)	Net periodic pension cost

(in millions of yen)
Six months ended September 30, 2006
Net periodic cost of the employees’ retirement benefits	5,937
Service cost	24,229
Interest cost	23,031
Expected return on plan assets	(43,329)
Amortization of unrecognized prior service cost	(2,816)
Amortization of unrecognized net actuarial loss	(429)
Other	5,251

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

Benefit obligation

	(in millions of yen)
		Six months ended September 30, 2006
Projected benefits obligation as of the beginning of the period	(A-B+C+D+G)	1,221,211
Fair value of plan assets as of the beginning of the period	(A)	1,488,577
Prepaid pension cost as of the beginning of the period	(B)	187,768
Reserve for employees’ retirement benefits as of the beginning of the period	(C)	11,360
Unrecognized prior service cost as of the beginning of the period	(D)	(48,738)
Amortization for the period (Amortized period : mainly 10 years)	(E)	(3,092)
Unrecognized prior service cost at the end of the period	(F)	(45,646)
Unrecognized net actuarial loss as of the beginning of the period	(G)	(42,218)
Amortization for the period (Amortized period : mainly 10 years)	(H)	1,955
Unrecognized net actuarial loss as of the end of the period	(I)	(44,173)

Net amount unrecognized as of the beginning of the period	(J=D+G)	(90,957)
Net amount amortized during the period	(K=E+H)	(1,137)
Net amount unrecognized at end of the period	(L=J-K)	(89,820)

Note : 1.	Discount rate for pension and retirement allowance are 2.2% and 1.7%, respectively.
2.	Unrecognized prior service cost that arose during the period is included in the balance as of the beginning of the period.

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

Benefit obligation

	(in millions of yen)
		Six months ended September 30, 2006
Projected benefits obligation as of the beginning of the period	(A-B+C+D+G)	388,306
Fair value of plan assets as of the beginning of the period	(A)	638,787
Prepaid pension cost as of the beginning of the period	(B)	134,576
Reserve for employees’ retirement benefits as of the beginning of the period	(C)	8,709
Unrecognized prior service cost as of the beginning of the period	(D)	(41,320)
Amortization for the period (Amortized period : mainly 10 years)	(E)	(495)
Unrecognized prior service cost at the end of the period	(F)	(40,824)
Unrecognized net actuarial loss as of the beginning of the period	(G)	(83,293)
Amortization for the period (Amortized period : mainly 10 years)	(H)	(1,540)
Unrecognized net actuarial loss as of the end of the period	(I)	(81,753)

Net amount unrecognized as of the beginning of the period	(J=D+G)	(124,614)
Net amount amortized during the period	(K=E+H)	(2,036)
Net amount unrecognized at end of the period	(L=J-K)	(122,577)

Note : 1.	Discount rate is 2.1% or 2.2%.
2.	Unrecognized prior service cost that arose during the period is included in the balance as of the beginning of the period.

16.	Earning Projections for the Fiscal Year Ending March 31, 2007

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	Fiscal year ending March 31, 2007	Six months ended September 30, 2006	Fiscal year ended March 31, 2006 *	Six months ended September 30, 2005
Operating income	5,800.0	2,840.2	5,407.7	2,515.0
Ordinary profit	1,500.0	663.5	1,433.3	736.3
Net income	870.0	507.2	1,181.7	711.7

Mitsubishi UFJ Financial Group, Inc. (Non-consolidated)

	(in billions of yen)
	Fiscal year ending March 31, 2007	Six months ended September 30, 2006	Fiscal year ended March 31, 2006 *	Six months ended September 30, 2005
Operating income	510.0	163.6	1,052.4	204.6
Ordinary profit	480.0	146.6	1,011.5	187.0
Net income	480.0	146.8	1,391.8	557.7

*	Combination of Mitsubishi UFJ Financial Group, Inc.’s operating results (April to March) and UFJ Holdings, Inc.’s operating results (April to September)

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

	(in billions of yen)
	Fiscal year ending March 31, 2007	Six months ended September 30, 2006	Fiscal year ended March 31, 2006 **	Six months ended September 30, 2005
Ordinary profit	1,185.0	534.8	1,143.8	617.8
Net income	715.0	431.1	1,108.5	630.0

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

	(in billions of yen)
	Fiscal year ending March 31, 2007	Six months ended September 30, 2006	Fiscal year ended March 31, 2006 **	Six months ended September 30, 2005
Net business profit before provision for general allowance for loan losses	950.0	426.1	1,087.7	579.6
Ordinary profit	875.0	358.3	935.7	478.6
Net income	665.0	422.9	1,114.0	637.7

**	Combination of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (April to March), UFJ Bank Limited (April to December)

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

	(in billions of yen)
	Fiscal year ending March 31, 2007	Six months ended September 30, 2006	Fiscal year ended March 31, 2006 *	Six months ended September 30, 2005
Ordinary profit	270.0	137.6	253.0	93.0
Net income	190.0	119.3	164.5	66.7

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

	(in billions of yen)
	Fiscal year ending March 31, 2007	Six months ended September 30, 2006	Fiscal year ended March 31, 2006 *	Six months ended September 30, 2005
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses	250.0	122.8	252.6	119.7
Ordinary profit	255.0	127.2	242.7	89.3
Net income	180.0	112.5	168.1	74.8

*	Combination of Mitsubishi Trust and Banking Corporation (April to September), UFJ Trust Banking Limited (April to September) and The Mitsubishi UFJ Trust and Banking Corporation. (October to March)

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